

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)



82-4507

23 February 2006 **_Via Courier_**

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 3 January 2006 till 27 January 2006, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Secretariat Manager

Encs

S:\Sec\ADR\2006\Ltr\13 Jan 2006.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaRetail QiaoXiang (Shenzhen) Co., Ltd. (凯德侨香商用置业(深圳)有限公司)"	3 Jan 2006	SGX-ST Listing Manual
Announcements by The Ascott Group Limited – "(1) Acquisition of additional 20% interest in Burton Engineering Pte Ltd; and (2) Resignation of Assistant Company Secretary"	3 Jan 2006	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited – "Investment in Boutique Assets Limited" – issued on 6 Jan 2006	9 Jan 2006	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Date of release of unaudited full-year 2005 financial results"	16 Jan 2006	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Date of release of 2005 full year financial results"	17 Jan 2006	For Public Relations Purposes
Announcement and news release by CapitaLand Limited - "(I) Establishment of indirect wholly-owned subsidiary, Acegoal Pte. Ltd.; and (II) Acquisition by Acegoal Pte. Ltd. relating to 30% of the issued share capital of Alpine Return Sdn. Bhd."	18 Jan 2006	SGX-ST Listing Manual & For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Date of release of 2005 full year financial results"	18 Jan 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Request for Trading Halt"	20 Jan 2006	SGX-ST Listing Manual
Announcement and news release by CapitaLand Limited - "1) Letter of undertaking; and 2) CapitaLand supports Ascott's first Pan-Asian REIT"	20 Jan 2006	SGX-ST Listing Manual & For Public Relations Purposes
Announcement by CapitaLand Limited – "Request for Lifting of Trading Halt"	20 Jan 2006	SGX-ST Listing Manual
Announcement by The Ascott Group Limited – "Acquisition of additional interest in Shanghai Xin Wei Property Development Co., Ltd"	20 Jan 2006	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited – "(1) Unaudited Results for the year ended 31 December 2005; and (2) Ascott Trebles its 2005 Operating Profit to S$44.6 million"	20 Jan 2006	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by The Ascott Group Limited – "(1) Establishment of a Real Estate Investment Trust, Sale of Serviced Residence Properties, Preferential Offering and Capital Reduction; and (2) Ascott to launch Ascott Residence Trust (ART) – The first Pan-Asian Serviced Residence REIT"	20 Jan 2006	For Public Relations Purposes
Announcement and news release by CapitaCommercial Trust Management Limited – "(1) 2005 Full Year Financial Statement & Distribution Announcement; and (2) CCT outperforms forecast by 11%"	25 Jan 2006	For Public Relations Purposes
Announcements by CapitaCommercial Trust Management Limited – "(1) Notice of books closure & distribution payment date; (2) Asset Valuation; and (3) CapitaCommercial Trust offered right of first refusal to purchase junior bonds in Malaysia"	25 Jan 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Completion of acquisition of shares in four project companies in China"	25 Jan 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CFL Project Services Pte. Ltd."	26 Jan 2006	SGX-ST Listing Manual
Announcement and news release by CapitaMall Trust Management Limited – "(1) 2005 Full Year Unaudited Financial Statement & Distribution Announcement; and (2) CMT achieves 11% higher fourth quarter 2005 distribution"	26 Jan 2006	For Public Relations Purposes
Announcements by CapitaMall Trust Management Limited – "(1) Notice of books closure & distribution payment date; and (2) Asset Valuation"	26 Jan 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Change of interest in Shanghai Xin Wei Property Development Co., Ltd"	27 Jan 2006	SGX-ST Listing Manual





CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITARETAIL QIAOXIANG (SHENZHEN) CO., LTD.
(凯德侨香商用置业(深圳)有限公司)

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in the People's Republic of China:-

Name	:	CapitaRetail Qiaoxiang (Shenzhen) Co., Ltd. (凯德侨香商用置业(深圳)有限公司)
Principal Activity	:	Real estate development, investment holding and management
Registered Capital	:	US$35,000,000

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
3 January 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Jan-2006 12:41:48
Announcement No.	00016

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiary, The Ascott Group Limited – "(1) Acquisition of additional 20% interest in Burton Engineering Pte Ltd; and (2) Resignation of Assistant Company Secretary"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has on 30 December 2005 issued announcements on the above matters, as attached for information.
Attachments:	TAGannc30Dec05_AcquisitionofadditionaI20percentinterestinBurton.pdf TAGannc30Dec05_ResignationofAsstCoSec.pdf Total size = **32K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

ACQUISITION OF ADDITIONAL 20% INTEREST IN BURTON ENGINEERING PTE LTD

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that the Company's wholly owned subsidiary, The Ascott Holdings Limited ("TAHL"), has acquired the remaining 20-percent interest (comprising 400,000 ordinary shares of S$1 each) (the "Sale Shares") in Burton Engineering Pte Ltd ("Burton") from its minority shareholders for a total consideration of S$5,000,000.

Burton is an investment holding company incorporated in Singapore with an authorised and issued share capital of S$10,000,000 divided into 10,000,000 ordinary shares of S$1.00 each. Burton presently owns 76% of the registered capital of Hanoi Tower Center Company Limited, a corporation established in Hanoi, Vietnam, which in turn owns the 185-unit Somerset Grand Hanoi serviced residence.

The purchase consideration for the Sale Shares was arrived at on a willing buyer-willing seller basis, taking into account Burton's consolidated net asset value of S$22.2 million as at 31 October 2005. Completion of the said acquisition has taken place today, and Burton becomes an indirect wholly owned subsidiary of the Company.

Financial Effects

The said acquisition is not expected to have a material impact on the earnings per share and the net tangible assets per share of the Group for the financial year ending 31 December 2005.

Interest of Directors and Controlling Shareholders

None of the Directors or Controlling Shareholders of the Company has any interest, direct or indirect, in the said acquisition.

By Order of the Board

Doreen Nah
Company Secretary
30 December 2005

82 - 4507

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

RESIGNATION OF ASSISTANT COMPANY SECRETARY

The Board of Directors of the Company wishes to announce the resignation of Ms. Keong Wen Hui as Assistant Company Secretary of the Company with effect from 31 December 2005

By order of the Board
Doreen Nah
Company Secretary
30 December 2005

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	09-Jan-2006 12:38:50
Announcement No.	00028

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Investment in Boutique Assets Limited"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, had on 6 January 2006 issued an announcement and a news release on the above matter, as attached for information.
Attachments:	Ascott.annc.CitadinesSuk23.6Jan06.pdf Ascott.newsrelease.CitadinesSuk23.6Jan06.pdf Total size = **93K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Co. Reg No. 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

INVESTMENT IN BOUTIQUE ASSETS LIMITED

Further to The Ascott Group Limited's (the "Company") announcement in December 2005 in relation to, *inter alia*, the Development Framework Agreement entered into between Citadines Bangkok (S) Pte. Ltd. ("CBS") (an indirect wholly-owned subsidiary of the Company) and Boutique Group Limited ("BGL"), wherein CBS and BGL will form joint ventures to invest, develop and own properties to be operated and managed as serviced residences under the Citadines brand name in Thailand, the Board of Directors of the Company wishes to announce that CBS and BGL have jointly set up a second company known as "Boutique Assets Limited" ("BAL") in Bangkok, Thailand, as the vehicle to develop and own a property consisting of 140 serviced residence units and certain retail units to be constructed on the plot of land located at 33 Sukhumvit Soi 23, Klongtan District, Phrakhanong District, Bangkok, Thailand (the "Property") at an estimated cost of Baht 376.6 million (equivalent to SGD 15.4 million) (the "Investment").

The Investment shall be funded via equity contributions and shareholders' loans by CBS and BGL, and borrowings from financial institutions. As of to-date, CBS and BGL have each subscribed for the shares of BAL in the following proportion:-

(a) CBS – 49% interest (comprising 49 ordinary shares of Baht 100 each) for a total consideration of Baht 4,900 (equivalent to SGD 201) fully paid in cash; and

(b) BGL and its 5 Thai nominee shareholders – 51% interest (comprising 51 ordinary shares of Baht 100 each) for a total consideration of Baht 5,100 (equivalent to SGD 209) fully paid in cash.

In addition to the above subscription, both CBS and BGL have also extended a sum of THB 51.9 million (equivalent to SGD 2.1 million) and THB 54.1 million (equivalent to SGD2.2 million) respectively, as their proportionate shareholder's loan to BAL for funding the Investment.


THE
ASCOTT
GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

January 6, 2006
For Immediate Release

NEWS RELEASE

Ascott launches second Citadines serviced residence in Thailand

The Group is on track with expansion of Citadines brand in Thailand

The Ascott Group (Ascott) is on track with the expansion of its Citadines brand in Thailand, as it launches its second Citadines serviced residence in the market. Just last month, Ascott launched its first Citadines serviced residence, Citadines Sukhumvit 16, as part of its joint venture with Thailand's Thakral family to roll out five Citadines properties with about 500 units in Thailand by 2010.

Ascott's second Citadines property in Thailand, Citadines Sukhumvit 23, will be located in Sukhumvit, Bangkok's thriving business district and a prime shopping belt. Citadines Sukhumvit 23 is within short walking distance from the BTS Skytrain and subway stations. A diverse range of amenities are available at Sukhumvit area, such as shopping centres, street markets, entertainment outlets, restaurants, hospitals, international schools, daycare centres, embassies and the Queen Sirikit National Convention Centre.

The 140-unit Citadines Sukhumvit 23 is targeted to be opened in the first quarter of 2008. Upon completion, Ascott will manage the property for a period of 10 years with an option to renew for another 10 years, subject to agreement from both parties. Citadines Sukhumvit 23 will offer studios and one-bedroom units as well as ala-carte services where residents can choose from a menu of services to suit their needs and pay for what they need.

Ascott's Chief Executive Officer, Mr Cameron Ong said: "Thailand's positive prospect as an investment location would ensure a steady supply of expatriate demand for serviced residences in the country, especially in the capital Bangkok. Sukhumvit, being a central business district and one of the popular shopping locations in Bangkok, is a prime location, so it makes business sense for us to establish our footprint there quickly."

"Citadines Sukhumvit 16 is slated to be opened in the second half of 2006, and Somerset Grand Sukhumvit and Citadines Sukhumvit 23 are slated to be opened in the first quarter of 2008. Our target is to double the number of properties in Thailand by 2010. The opening of these three new properties in the Sukhumvit area will enable us to capitalise on economies of scale, and offer greater options in the types of rooms and services to cater to business executives working in that area," added Mr Ong.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on Ascott property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

FOR MEDIA:
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

FOR ANALYST:
Cheong Kwok Mun, Vice President, Investor Relations
Tel: (65) 6586 7233 HP: (65) 9068 8465 Email: cheong.kwokmun@the-ascott.com

Lilian Goh, Manager, Investor Relations
Tel: (65) 6586 7231 HP: (65) 97955 225 Email: lilian.goh@the-ascott.com

---

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	16-Jan-2006 18:33:38
Announcement No.	00103

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited – "Date of release of unaudited full-year 2005 financial results"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	TAGannc_16Jan06_DateRealeaseResults.pdf Total size = **12K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

DATE OF RELEASE OF UNAUDITED FULL-YEAR 2005 FINANCIAL RESULTS

The Company wishes to announce that it will release its unaudited full-year financial results for the financial year ended 31 December 2005 on Friday, 20 January 2006.

By Order of the Board

Doreen Nah/Hazel Chew
Joint Company Secretaries
16 January 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	17-Jan-2006 18:26:22
Announcement No.	00082

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited – "Date of release of 2005 full year financial results"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCTannc_fullyear2005.pdf Total size = **211K** (2048K size limit recommended)

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CapitaCommercial
Trust

(Constituted in the Republic of Singapore pursuant to a Trust Deed dated 6 February 2004, as amended)

ANNOUNCEMENT

DATE OF RELEASE OF 2005 FULL YEAR FINANCIAL RESULTS

CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust ("CCT") wishes to announce that it will release CCT's financial results for the year ended 31 December 2005 on Wednesday, 25 January 2006.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
(As manager of CapitaCommercial Trust)

Michelle Koh
Company Secretary
17 January 2006





CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

(I) ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, ACEGOAL PTE. LTD.

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	Acegoal Pte. Ltd.
Principal Activity	:	Investment Holding
Authorised Share Capital	:	S$500,000 divided into 500,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

(II) ACQUISITION BY ACEGOAL PTE. LTD. RELATING TO 30% OF THE ISSUED SHARE CAPITAL OF ALPINE RETURN SDN. BHD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Acegoal Pte. Ltd. had on 18 January 2006 entered into a shareholders' agreement with United Malayan Land Bhd ("UM Land") and Bolton Berhad ("Bolton") to subscribe for 30 ordinary shares of RM1 each, representing 30% of the issued share capital of Alpine Return Sdn. Bhd. ("Alpine Return") (the Subscription") for a total cash consideration of RM30. Bolton and UM Land will each hold 35% stake in Alpine Return.

CapitaLand has a 21.58% indirect equity interest in UM Land via Opal Holdings Pte Ltd and Prime Equities Pte Ltd, both of which are indirect wholly-owned subsidiaries of CapitaLand. With the above Subscription, CapitaLand's indirect effective interest in Alpine Return is 37.55% making Alpine Return an indirect associated company of CapitaLand.

Alpine Return is a private limited company incorporated in Malaysia. Its principal activity is that of property development and related activities.

Alpine Return will acquire eleven (11) parcels of freehold land measuring approximately 4.3 acres (187,145 sq ft) located along Jalan Mayang, off Jalan Yap Kwan Seng, Kuala Lumpur, Malaysia (the "Mayang Land") from Bolton for a cash consideration of RM112.29 million (approximately S$64 million) (the "Consideration"). The Consideration was arrived at on a willing-buyer and willing-seller basis after taking into consideration the current value of the Mayang Land. The acquisition of the Mayang Land is subject to approval by the Malaysian Foreign Investment Committee and the shareholders of Bolton.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Rose Kong
Company Secretary
18 January 2006



For Immediate Release
18 January 2006

NEWS RELEASE

CapitaLand's joint venture to acquire and develop prime residential site in Kuala Lumpur

Singapore, 18 January 2006 – CapitaLand has set up a joint venture with two Malaysian partners to acquire, develop and market a 4.3 acre (187,145 sq ft) residential site in Kuala Lumpur, Malaysia. Alpine Return Sdn Bhd, the joint venture between CapitaLand's indirect wholly-owned subsidiary Acegoal Pte Ltd (30%), United Malayan Land Bhd (35%) and Bolton Berhad (35%), will acquire a freehold site from Bolton Berhad for a consideration of RM112.29 million (S$64 million). The transaction is subject to approval by the Foreign Investment Committee and the shareholders of Bolton Berhad.

The site is strategically located close to the Petronas Twin Towers, the Suria KLCC Shopping Centre, the KL Convention Centre and also the Putra Light Rail Transit. Bounded by Jalan Yap Kwan Seng and Jalan Mayang, the site is one of the largest plots of land zoned for residential development within the popular KLCC vicinity. The joint venture intends to develop a landmark condominium on the site, and CapitaLand will coordinate the development of the project.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "With this joint venture, we are building our presence in Malaysia on several fronts. Our residential presence in the country is mainly through our 21.58% stake in UM Land and through CapitaLand Financial, which provides investment and management advisory services for high-end residential projects in Kuala Lumpur. Our property fund, Mezzo Capital Fund, focuses on the mid to high-end residential segments in Klang Valley and Penang. Recently, CapitaLand Financial set up a new business unit in Malaysia, CapitaLand Amanah Pte Ltd, to tap the tremendous growth opportunities for Shari'ah compliant Asian real estate financial products. These commitments, together with the Mayang development, are indications of our confidence in the long-term growth opportunities in Malaysia."

Mr Lui Chong Chee, CEO of CapitaLand Residential, said: "Malaysia enjoys positive economic growth, a stable employment market and an improved business environment. Its capital, Kuala Lumpur, is one of the most resilient residential markets in the country. Given the strategic location of our landmark condominium development, we are confident of high buyer interest. We plan to launch the first phase of the apartments by early 2007."

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

To-date, CapitaLand has a 30% stake in the 50-storey Menara Citibank office building located in Kuala Lumpur's Golden Triangle and manages the popular Gurney Plaza Mall in Penang. It also signed a sales and purchase agreement to acquire Wisma Technip, a prime freehold 12-storey office building in Kuala Lumpur. In addition, through CapitaLand Financial, it is involved in the Hampshire Residences, Kiaraville and the Marc Serviced Residence projects in Malaysia. Its associate company United Malayan Land (UM Land) has an interest in housing projects including three townships – Bandar Seri Alam and Seri Austin in Johor Bahru, and Bandar Seri Putra in Kuala Lumpur – and the Bukit Seri Ceylon condominium. CapitaLand and UM Land are also involved in the 600-unit luxury condominium Suasana Sentral Loft, which is the second phase of the Suasana Sentral development.

About United Malayan Land Bhd (UM Land)

Listed on the Main Board of Bursa Malaysia, UM Land is a major property developer in Malaysia. Its major shareholders include CapitaLand Limited (21.58%), Tradewinds Corporation Berhad (20.14%), Wawasan Perangsang Mewah Sdn Bhd (12.18%) and Chee Tat Holdings (S) Pte Ltd (7.67%). UM Land has established itself as the developer of integrated townships in Bandar Seri Alam, Seri Austin, and Bandar Seri Putra located in states of Johor and Selangor. Its recent projects include Suasana Sentral Loft, a luxury condominium within the city's transportation hub - KL Sentral; and Seri Bukit Ceylon, a freehold city serviced residences development managed by the renowned Ascott International Management Group.

About Bolton Berhad

Listed on the Main Board of Bursa Malaysia in 1973, Bolton is a developer of quality residential and commercial properties. The company's well-diversified portfolio includes condominiums, retail developments and hotels, all of which are wholly-owned and managed by professionals. Its recent projects include *Tijani* in Bukit Tunku, which encompasses the development of luxury bungalows, semi-detached bungalows and condominiums in Bukit

Tunku, residential developments in Lavender Heights, Senawang; Taman Tasik Prima in Puchong, Selangor; and Taman Seri Telok Emas and Taman Muzaffar Shah in Malacca.

About CapitaLand Group (www.capitaland.com.sg)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's property and hospitality portfolio spans more than 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

Issued by	**:**	**CapitaLand Limited *(Regn. No.: 198900036N)***
Date	**:**	**18 January 2006**

For more information, please contact:

Media Contact

Mok Lai Siong
Communications
DID : (65) 68233543
mok.laisiong@capitaland.com.sg

Analyst Contact

Harold Woo
Investor Relations
DID : (65) 68233210
harold.woo@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	18-Jan-2006 18:08:28
Announcement No.	00071

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "Date of release of 2005 full year financial results"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTannc.18Jan2006.pdf Total size = **56K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

DATE OF RELEASE OF 2005 FULL YEAR FINANCIAL RESULTS

CapitaMall Trust Management Limited, the manager of CapitaMall Trust ("CMT"), wishes to announce that it will release CMT's financial results for the full year ended 31 December 2005 on Thursday, 26 January 2006.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
18 January 2006

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Request for Trading Halt

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Rose Kong
Designation *	Company Secretary
Date & Time of Broadcast	20-Jan-2006 07:19:49
Announcement No.	00008

>> Announcement Details

The details of the announcement start here ...

Date of Trading Halt *	20-01-2006
Time of Trading Halt *	0900 hours
Reasons for Trading Halt *	Pending release of an announcement.

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

LETTER OF UNDERTAKING

CapitaLand Limited ("**CapitaLand**") refers to the proposal by The Ascott Group Limited ("**Ascott**") to sponsor a new real estate investment trust, the Ascott Residence Trust ("**ART**") for listing on the main Board of the Singapore Exchange Securities Trading Limited ("**SGX-ST**"). Ascott will be convening an Extraordinary General Meeting on 13 February 2006 in connection with the establishment and listing of ART (the "**EGM**").

In this regard, CapitaLand wishes to announce that it had executed an irrevocable letter of undertaking in favour of Ascott (the "**Irrevocable Undertaking**"). CapitaLand holds approximately 68 per cent of the issued ordinary share capital of Ascott as of the date of this announcement through its wholly-owned subsidiaries, Somerset Capital Pte Ltd ("**SCPL**"), Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**"). Under the terms of the Irrevocable Undertaking, CapitaLand will procure that each of SCPL, SLPL and AIPL votes in favour of the following proposed resolutions at the EGM:

(i) (a) the sale by Ascott to ART of each of the following properties, Somerset Liang Court Property, Somerset Grand Cairnhill, The Ascott, Jakarta, Somerset Grand Citra, Country Woods, Somerset Millennium, Somerset Salcedo Property, The Ascott, Beijing, Somerset Grand Fortune Garden Property, Somerset Xu Hui, Somerset Ho Chi Minh City and Somerset Grand Hanoi, and/or

(b) the sale by Ascott to ART of the aggregate equity interests in each of Javana Pte Ltd, Somerset Grand Citra (S) Pte Ltd, Somerset Philippines (S) Pte Ltd, Hemliner Pte Ltd, Glenwood Properties Pte Ltd, Ascott Residences Pte Ltd, Burton Engineering Pte Ltd and Somerset FG Pte. Ltd.;

(ii) the proposed preferential offering of units in ART (the "**ART Units**") to the Ascott shareholders (the "**Preferential Offering**");

(iii) the proposed capital reduction exercise of Ascott to be carried out in connection with the Preferential Offering; and

(iv) the proposed modifications to provisions of the Ascott Share Plans, namely the Ascott Share Option Plan as subsequently modified, the Ascott Performance Share Plan and the Ascott Restricted Share Plan.

Pursuant to the terms of the Irrevocable Undertaking, CapitaLand has also undertaken to procure that each of SCPL, SLPL and AIPL and/or their nominees will acquire all the ART Units that each of them would be entitled to purchase at the Preferential Offering. The ART Units will be acquired at a consideration of S$0.68 per ART Unit pursuant to the Preferential Offering. Upon each of SCPL, SLPL and AIPL and/or their nominees exercising its full entitlement for the Preferential Offering, CapitaLand would be deemed interested in (i) a stake of up to approximately 47 per cent in ART to be owned collectively by SCPL, SLPL, AIPL and/or their nominees and (ii) a stake of up to a maximum of approximately 30 per cent in ART to be retained by Ascott. CapitaLand's effective stake in ART would be approximately 67 per cent ART will then be an indirect subsidiary of CapitaLand.

CapitaLand's approximately 47 per cent stake in ART held through SCPL, SLPL, AIPL and/or their nominees, will be subject to a moratorium period of 180 days from and including the date of listing of ART on the SGX-ST. The restriction does not apply to the transfer of ART Units by CapitaLand to and between the wholly-owned subsidiaries of CapitaLand. The listing of ART, subject to the approval of Ascott's shareholders, is expected to take place at the end of March 2006.

Save for Liew Mun Leong, Richard Edward Hale, Lim Chin Beng and Peter Seah Lim Huat who each has interests in the shares and share options in Ascott[1], none of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect in the Irrevocable Undertaking described above.

By Order of the Board

Rose Kong
Company Secretary
20 January 2006

[1] As at 9 January 2006.





For Immediate Release
20 January 2006

NEWS RELEASE

CapitaLand supports Ascott's first Pan-Asian REIT

Preferential offering of Ascott Residence Trust (ART) exclusively for Ascott shareholders

Singapore, 20 January 2006 – Following The Ascott Group's ("Ascott") proposal to sponsor a new real estate investment trust, the Ascott Residence Trust ("ART"), CapitaLand Limited ("CapitaLand") has given an irrevocable undertaking to vote in favour of the proposal at Ascott's Extraordinary General Meeting (EGM) scheduled on 13 February 2006. The preferential offering of ART is exclusively for Ascott shareholders.

CapitaLand, which owns approximately 68% of Ascott, will also subscribe to its full entitlement in the proposed ART at the preferential offering sale price of $0.68 per unit. Upon exercising its entitlement for the preferential offering, CapitaLand would then own approximately 213.6 million ART units, which represents a 47% stake in ART. Including Ascott's sponsor stake of up to approximately 30%, CapitaLand's effective stake in ART would be 67%. The listing of ART, subject to the approval of Ascott's shareholders, is expected to take place at the end of March 2006.

CapitaLand supports Ascott's strategy to create ART as this is a significant and beneficial transformation of Ascott's business model. ART will be a capital-efficient asset-owning vehicle and acquisition platform, whilst Ascott will focus on strengthening its global brand, growing fee-based income and incubating new serviced residences and rental housing properties.

Said Mr Liew Mun Leong, CapitaLand Group's President & CEO, "We fully support the launch of our third REIT, the Ascott Residence Trust or ART, within the CapitaLand Group. We have given our irrevocable undertaking to vote in favour of this transaction at Ascott's upcoming EGM and we would be subscribing to our full entitlement of the ART units under the preferential offering.

"For the shareholders of both CapitaLand and Ascott, this is yet another move to unlock shareholder value and to improve capital productivity within the CapitaLand Group. With ART set up as an asset-owning and acquisition vehicle, Ascott will be in a much better and stronger position to grow its global portfolio from more than 15,000 serviced residence units currently to 25,000 units by 2010."

To-date, CapitaLand has pioneered two REITs in Singapore, one for the retail sector, CapitaMall Trust (CMT), and another for the commercial sector, CapitaCommercial Trust (CCT). More recently, it was the strategic partner and investor for the Link REIT, Hong Kong's first, and the world's largest, REIT IPO. The Link REIT's portfolio covers the Hong Kong Housing Authority's shopping malls, car parks and markets. These REITS have been successful since listing. CapitaLand is confident that ART will be equally successful, given its exposure to the high-growth Pan-Asian economies such as China, and the bright outlook for the serviced residence sector in the region.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

Please visit www.capitaland.com for more details.

Issued by: *CapitaLand Limited* (Co. Regn: 198900036N) and
Date: *20 January 2006*

For more information, please contact:

CapitaLand

Media contact
Nicole Neo, Communications
Tel: +65 6823 3218
Email:nicole.neo@capitaland.com.sg

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email:harold.woo@capitaland.com.sg

IMPORTANT NOTICE

The information contained in this press release does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in ART ("Units") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

The information in this press release is qualified in its entirety by, and is subject to, the more detailed information to be set out in the final prospectus ("Prospectus") to be registered by the Monetary Authority of Singapore (the "Authority"). The information presented in this press release is subject to change. After registration of the prospectus by the Authority, copies of the Prospectus relating to the Preferential Offering may be obtained, subject to availability, from J.P Morgan (S.E.A.) Limited and, where applicable, from members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore. The Prospectus is expected to be available in or around March 2006. Anyone wishing to purchase the Units should read the Prospectus before deciding whether to purchase the Units and will need to make an application in the manner set out in the Prospectus.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations or, deposits in, or guaranteed by, ART Management Limited (to be renamed Ascott Residence Trust Management Limited), as the manager of ART (the "Manager"), or any of its affiliates. An investment in the Units will be subject to investment risks, including the possible loss of the principal amount invested. Investors will have no right to request that the Manager redeem or purchase the Units while the Units are listed. It is intended that holders or units ("Unitholders") may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This press release is not an offer of securities in the United States. The Units will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States, Japan or Canada or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act ("Regulation S"). The Units may be offered and sold outside the United States to non-U.S. persons in reliance on Regulation S. A potential investor should read the Prospectus before deciding whether to purchase the Units. Any decision to purchase the Units should be made solely on the basis of information contained in the Prospectus and no reliance should be placed on any information other than that contained in the Prospectus.

This press release may contain forward-looking statements that involve risks and uncertainties. Any actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Under no circumstances should the inclusion of such information herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by the Company, the Manager, DBS Trustee Ltd, as trustee of ART, The Ascott Group Limited or any other person or that these results will be achieved or are likely to be achieved. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Company's current view of future events.

As of the date of this press release, ART is not listed on the SGX-ST. When ART is listed, an investment in ART will involve risks, including without limitation, risks relating to the Properties, risks relating to ART's operations and risks relating to investing in real estate. Readers of this press release as well as all prospective investors in the Units should read the Prospectus when it is available before taking any action in respect of the Units or deciding whether to purchase the Units on the secondary market.

Neither this press release, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S). It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The Units will not be registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

This document, and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Rose Kong
Designation *	Company Secretary
Date & Time of Broadcast	20-Jan-2006 17:20:47
Announcement No.	00064

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Jan-2006 07:43:23
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Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Acquisition of additional interest in Shanghai Xin Wei Property Development Co., Ltd"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
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THE ASCOTT GROUP LIMITED
(Co. Reg No. 197900881N)

ANNOUNCEMENT

ACQUISITION OF ADDITIONAL INTEREST IN SHANGHAI XIN WEI PROPERTY DEVELOPMENT CO., LTD

Acquisitions

The Board of Directors of The Ascott Group Limited ("**Ascott**" or the "**Company**") wishes to announce that following approval obtained from the Shanghai Foreign Investment Committee of the People's Republic of China, the Company's indirect wholly owned subsidiary, Glenwood Properties Pte Ltd ("**Glenwood**") acquired an aggregate 60% equity interest in the Company's indirect associated company, Shanghai Xin Wei Property Development Co., Ltd ("**Xin Wei**") comprising (i) 52% equity interest in Xin Wei from Hua Sheng Pte Ltd ('**Hua Sheng**"); and (ii) 8% equity interest in Xin Wei from Hua Xin Residences Pte Ltd ("**Hua Xin**") at a consideration of US$1 (equivalent to S$1.63) and S$15.9 million respectively.

Xin Wei is the developer of Somerset Xu Hui serviced residence ("**Somerset Xu Hui**") and clubhouse located in Xu Hui District, Shanghai, the People's Republic of China.

Pursuant to the Co-operative Joint Venture Agreement dated 8 February 1996, Hua Sheng's 52% equity interest does not carry contractual rights and obligations in Somerset Xu Hui and the clubhouse, whilst Hua Xin's 8% equity interest carries 60% of the contractual rights and obligations in Somerset Xu Hui.

In addition, Glenwood has also acquired from Hua Sheng its 60% contractual rights and obligations in the clubhouse for a consideration of US$1 million (equivalent to S$1.63 million).

Prior to the aforesaid acquisitions, Glenwood held a 40% equity interest in Xin Wei as well as 40% of the contractual rights and obligations in Somerset Xu Hui and the clubhouse.

As a result of the aforesaid acquisitions, Glenwood owns the entire equity interest in Xin Wei as well as all the contractual rights and obligations in Somerset Xu Hui and the clubhouse.

Hua Sheng is 100% owned by CapitaLand Residential Limited which is in turn, a wholly owned subsidiary of CapitaLand Limited ("CapitaLand"), the controlling shareholder of the Company. Hua Xin is a wholly owned subsidiary of the Company.

Purchase Considerations

The purchase consideration for the acquisition from Hua Sheng was determined based on the clubhouse's net book value of RMB 19.1 million. The purchase consideration for the acquisition from Hua Xin was determined based on the net book value of Hua Xin's investment in Xin Wei of S$15.9 million. Both purchase considerations were satisfied in cash.

Rationale

The aforesaid acquisitions will facilitate the Company's control of Somerset Xu Hui and the clubhouse so as to maximize the said property's yield and capital growth potential.

Financial Effects

The aforesaid acquisitions are not expected to have a material impact on the earnings per share and the net tangible assets per share of the Ascott group for the financial year ending 31 December 2006.

Interests of Directors and Substantial Shareholders

CapitaLand has a 67.9% shareholding in the Company. Accordingly, the acquisition by Glenwood of Hua Sheng's 52% equity interest in Xin Wei is an interested person transaction for the purposes of Chapter 9 of the Singapore Exchange Securities Trading Limited Listing Manual.

The approval of the shareholders of the Company is not required for the said acquisition as its total value represents less than 3% of the latest audited net tangible assets of the Ascott group of approximately S$ 1.2 billion at 31 December 2004, whether computed by itself, or aggregated with other interested person transactions with the CapitaLand group falling outside the ambit of the Company's shareholders' mandate for interested person transactions during the financial year 2005.

Mr Lim Chin Beng, the Chairman of the Company, Mr Liew Mun Leong, the Deputy Chairman of the Company, and Mr Richard E Hale, a Director of the Company, are Directors of CapitaLand. Mr. Ong Ah Luan Cameron, Mr. Kee Teck Koon and Mr. Lui Chong Chee (alternate director to Mr Liew Mun Leong) are Executive Officers of CapitaLand.

Save as disclosed, none of the Directors or Controlling Shareholders of the Company has any interest, direct or indirect, in the aforesaid acquisitions.

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
19 January 2006

Note : An exchange rate of US$1: S$1.63 *is used for this Announcement.*

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Jan-2006 17:08:41
Announcement No.	00043

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Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, The Ascott Group Limited – "(1) Unaudited results for the year ended 31 December 2005; and (2) Ascott trebles its 2005 operating profit to S$44.6 million"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg.
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THE
ASCOTT
GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
UNAUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

TABLE OF CONTENTS

1(a)(i) **INCOME STATEMENT**

	Note	GROUP 4Q 2005 S$'000	GROUP 4Q 2004* S$'000	% +/-	GROUP YTD Dec 2005 S$'000	GROUP YTD Dec 2004* S$'000	% +/-
Revenue	A.1	112,686	82,919	36%	444,061	238,937	86%
Cost of sales		(81,244)	(66,456)	22%	(306,726)	(177,491)	73%
Gross profit	A.1	31,442	16,463	91%	137,335	61,446	124%
Other operating income		1,640	1,684	-3%	3,539	5,661	-38%
Administrative expenses	A.2	(7,294)	(10,723)	-32%	(28,764)	(31,012)	-7%
Other operating expenses		(57)	(351)	-84%	(341)	(558)	-39%
Profit from operations		**25,731**	**7,073**	**264%**	**111,769**	**35,537**	**215%**
Share of results of associates and jointly controlled entities	A.3	(7,329)	(16,996)	-57%	(9,657)	(3,459)	179%
Comprising:							
Operating results		*(2,167)*	*(2,092)*	*4%*	*(3,368)*	*17,251*	*n.m.*
Taxation		*(396)*	*501*	*n.m.*	*(1,523)*	*(6,487)*	*-77%*
Non-operating results		*(4,766)*	*(15,405)*	*-69%*	*(4,766)*	*(14,223)*	*-66%*
Non-operating income	A.4	5,891	20,351	-71%	8,114	51,128	-84%
Foreign exchange (loss)/gain		(414)	(430)	-4%	1,119	(653)	*n.m.*
Interest income		3,063	2,812	9%	10,180	8,739	17%
Finance costs	A.5	(14,195)	(7,634)	86%	(54,029)	(26,714)	102%
Profit from ordinary activities before taxation		**12,747**	**5,176**	**146%**	**67,496**	**64,578**	**5%**
Taxation		(4,933)	789	*n.m.*	(17,450)	(6,245)	179%
Profit from ordinary activities after taxation		**7,814**	**5,965**	**31%**	**50,046**	**58,333**	**-14%**
Attributable to:							
Shareholders		6,587	4,389	50%	41,915	51,752	-19%
Minority interests		1,227	1,576	-22%	8,131	6,581	24%
		7,814	**5,965**	**31%**	**50,046**	**58,333**	**-14%**

* - The 4Q 2004 and YTD Dec 2004 results have been restated to take into account the effects of retrospective adjustments arising from the new accounting standard FRS 102 Share Based Payment (see paragraph 5), as well as to conform with the current year presentation

1(a)(ii) **Explanatory Notes to Income Statement**

The results of the Group included the effects of the following events:

1. Citadines, the Group's European chain of serviced residences, became a wholly-owned subsidiary of the Group with effect from 29 October 2004. Accordingly, Citadines' results were consolidated for FY2005. In FY2004, Citadines' results were accounted for as a jointly controlled entity for the first 10 months of 2004 as the Group only owned 50% equity interest.

2. Sale of The Ascott Singapore ("TAS") and Scotts Shopping Centre ("SSC") on 7 September 2004. Accordingly, the FY2005 results did not include any contributions from the divested TAS and SSC whereas FY2004 results included the consolidation of TAS and SSC for the first 8 months of 2004, as well as a divestment gain of S$30.8 million.

A.1 Revenue and Gross profit

Revenue

Revenue for 4Q 2005 of S$112.7 million increased by 36% over that of the corresponding period last year. Similarly, revenue for FY2005 of S$444.1 million increased by 86% over that of FY2004. The increase in revenue was underpinned by expansion and strong improvement in the Group's serviced residence operations, particularly in Europe and China, in addition to the consolidation of Citadines' results.

Gross profit

The better performances from the Group's serviced residences across all the regions, particularly in China, and the consolidation of Citadines' results increased the gross profit from S$16.5 million in 4Q 2004 to S$31.4 million in 4Q 2005. This represented an increase of 91%. The Group also boosted its profitability with gross profit margin improving from 20% in 4Q 2004 to 28% in 4Q 2005. The improvement in the gross profit margin was due mainly to the higher overall revenue per available apartment unit ("REVPAU") achieved and better operating efficiency.

For the same reasons mentioned above, gross profit for FY2005 of S$137.3 million increased 124% over that of FY2004, and the gross profit margin increased from 26% in FY2004 to 31% in FY2005.

A.2 Administrative expenses

The lower administrative expenses for FY2005, as compared to FY2004, were mainly due to the cost savings achieved in indirect operating expenses in FY2005.

A.3 Share of results of associates and jointly controlled entities

	GROUP			GROUP		
	4Q 2005 S$'000	4Q 2004 S$'000	% +/-	YTD Dec 2005 S$'000	YTD Dec 2004 S$'000	% +/-
The Group's share of results of :						
Associates:	**168**	**(688)**	***n.m.***	**2,829**	**2,266**	**25%**
Comprising:						
- Operating results	*675*	*(458)*	*n.m.*	*4,388*	*2,351*	*87%*
- Taxation	*(507)*	*(230)*	*120%*	*(1,559)*	*(703)*	*122%*
- Portfolio gains	*-*	*-*	*-*	*-*	*618*	*n.m.*
Jointly controlled entities	**(7,497)**	**(16,308)**	**-54%**	**(12,486)**	**(5,725)**	**118%**
Comprising:						
- Operating results (1)	*(2,842)*	*(1,634)*	*74%*	*(7,756)*	*14,900*	*n.m.*
- Taxation	*111*	*731*	*-85%*	*36*	*(5,784)*	*n.m.*
- Portfolio (loss)/gain (2)	*(685)*	*472*	*n.m.*	*(685)*	*1,036*	*n.m.*
- Revaluation deficits (3)	*(4,081)*	*(15,877)*	*-74%*	*(4,081)*	*(15,877)*	*-74%*
Total share of results	**(7,329)**	**(16,996)**	**-57%**	**(9,657)**	**(3,459)**	**179%**

Associates

Excluding the one-off gain of S$0.6 million from the sale of penthouse units in The Ascott Kuala Lumpur in 2Q 2004, the Group's share of operating results in associates for 4Q 2005 and FY2005 increased by 247% to S$0.7 million and 87% to S$4.4 million respectively as compared to the corresponding periods last year. The increase was mainly attributable to better performance from the Group's serviced residence operations, namely The Ascott Beijing and The Ascott Kuala Lumpur.

Jointly controlled entities

(1) In FY2004, the Group's operating results in jointly controlled entities included 50% share of Citadines' operating results for 10 months of FY2004 and a S$4.4 million prior year pre-tax profit adjustment to align Citadines' FY2003 estimated results to its audited financial statements. In FY2005, Citadines' results were no longer equity accounted for under jointly controlled entities as it has been consolidated as a wholly-owned subsidiary.
The Group's share of operating loss of S$7.8 million recorded in FY2005 largely pertained to the serviced residences in London held under a jointly controlled entity. The interest income earned on shareholder's loans extended to jointly controlled entities amounting to S$8.1 million has been separately reflected under "Interest Income". The Group's share of results from jointly controlled entities, net of related interest income, was in fact positive at S$0.3 million.

(2) In FY2004, the portfolio gain of S$1.0 million related to the sale of the Sky Villa residential units in Thailand. In FY2005, the portfolio loss related to an one-off loss of S$1.0 million pertaining to the sale of the Group's serviced residence investments in United Kingdom, partially offset by an one-off gain of S$0.3 million pertaining to the sale of the Kallista residential units in Thailand.

(3) In FY2004, the revaluation deficits related to deficits on investment properties in Europe and United Kingdom of S$6.7 million and S$9.2 million respectively. In FY2005, the revaluation deficits of S$4.1 million related to deficits on investment properties in United Kingdom.

A.4 Non-operating income

	GROUP			GROUP		
	4Q 2005 S$'000	4Q 2004 S$'000	% +/-	YTD Dec 2005 S$'000	YTD Dec 2004 S$'000	% +/-
Profit/(loss) from disposal of assets *(1)*	(266)	142	n.m.	219	35,894	-99%
Impairment loss on assets (net) *(2)*	(463)	(24,765)	-98%	(463)	(29,740)	-98%
Write-back of impairment of investment *(3)*	-	-	-	917	-	n.m.
Reversal of provision for obligation no longer required *(4)*	11,140	-	n.m.	11,140	-	n.m.
Revaluation deficits *(5)*	(4,520)	-	n.m.	(4,520)	-	n.m.
Negative goodwill *(6)*	-	44,974	n.m.	821	44,974	-98%
	5,891	**20,351**	**-71%**	**8,114**	**51,128**	**-84%**

(1) In FY2004, the profit from disposal of assets related to gains of S$30.8 million derived from the divestment of TAS and SSC on 7 September 2004 and gains of S$5.1 million derived from disposal of the Group's entire interest in its jointly controlled entity, IP Thai Property Fund in 2Q 2004. In FY2005, the profit/(loss) from disposal of assets related mainly to the gains derived amounting to S$0.5 million from the sale of condominium units in Indonesia in 3Q 2005 and non-serviced residence townhouses in Malaysia in 2Q 2005.

(2) In FY2004, the impairment loss included mainly the provision for impairment loss of S$6.4 million on fixed assets and goodwill in Australia and allowance for doubtful receivable and impairment loss of S$23.3 million made on non-serviced residence investments in Malaysia and China.

(3) Full provision for diminution in value of the Group's long-term investment in a non-serviced residence project in India was made in 1999. The S$0.9 million write-back was due to a return of capital and dividends received arising from the investee's recent disposal of its assets at a profit.

(4) A provision for obligation amounting to S$11.1 million was previously made in connection with the acquisition of Citadines. This obligation did not materialise ultimately and the said provision was therefore reversed in FY2005.

(5) The revaluation deficit in FY2005 related to the diminution in value of the Group's serviced residence investment properties in Indonesia.

(6) In FY2004, the negative goodwill of S$45.0 million related to the excess of the fair value of the identifiable net assets acquired over the cost of acquisition of the Group's remaining interest in Citadines, which was completed on 29 October 2004. In FY2005, the negative goodwill arose from the Group's increase in equity interest in its investment in Vietnam, Mekong-Hacota Joint Venture Company Ltd ("Mekong-Hacota"). The S$0.8 million gain represented the excess of fair value of assets acquired over the purchase consideration paid for an additional 5% stake.

A.5 **Finance costs**

The finance costs of the Group for 4Q 2005 and FY2005 increased by S$6.6 million and S$27.3 million respectively over those of the corresponding periods. The increase was due mainly to the consolidation of Citadines' interest expense and the FRS 39 charges for the current year.

A.6 **Profit from ordinary activities before taxation includes the following significant items:**

	GROUP 4Q 2005 S$'000	GROUP 4Q 2004 S$'000	% +/-	GROUP YTD Dec 2005 S$'000	GROUP YTD Dec 2004 S$'000	% +/-
Depreciation and amortisation	(4,528)	(3,183)	42%	(15,700)	(9,892)	59%
Staff costs	(31,572)	(22,437)	41%	(107,629)	(59,588)	81%
Operating lease rental	(17,035)	(13,140)	30%	(65,729)	(37,267)	76%

The increases in the above mentioned expenses in FY2005 over that of FY2004 were mainly due to consolidation of Citadines' operating results for the respective periods.

A.7 **Operating earnings before interest, taxation, depreciation and amortisation ("Operating EBITDA"):**

	GROUP 4Q 2005 S$'000	GROUP 4Q 2004 S$'000	% +/-	GROUP YTD Dec 2005 S$'000	GROUP YTD Dec 2004 S$'000	% +/-
Profit from ordinary activities before taxation	**12,747**	**5,176**	**146%**	**67,496**	**64,578**	**5%**
Add:						
Finance costs	14,195	7,634	86%	54,029	26,714	102%
Group EBIT	**26,942**	**12,810**	**110%**	**121,525**	**91,292**	**33%**
Add:						
Depreciation and amortisation	4,528	3,183	42%	15,700	9,892	59%
Group EBITDA	**31,470**	**15,993**	**97%**	**137,225**	**101,184**	**36%**
Less:						
Share of non-operating results of associates and jointly controlled entities *(A.3)*	(4,766)	(15,405)	-69%	(4,766)	(14,223)	-66%
Non-operating income *(A.4)*	5,891	20,351	-71%	8,114	51,128	-84%
Operating EBITDA	**30,345**	**11,047**	**175%**	**133,877**	**64,279**	**108%**

1(b)(i) BALANCE SHEET

	Note	GROUP 31/12/2005 S$'000	GROUP 31/12/2004 S$'000	COMPANY 31/12/2005 S$'000	COMPANY 31/12/2004 S$'000
Non-Current Assets					
Property, plant and equipment		123,554	104,464	779	1,124
Intangible assets		28,972	29,838	-	-
Investment properties	1(b)(ii)	2,233,737	1,877,267	-	-
Properties under development		11,986	12,853	-	-
Interest in subsidiaries		-	-	311,621	323,506
Interest in associates and jointly controlled entities	1(b)(ii)	104,729	158,970	3,234	2,936
Long term receivables		1,158	-	60,123	59,978
Other financial assets		3,288	3,325	26	-
Deferred tax assets		11,342	13,408	-	-
		2,518,766	2,200,125	375,783	387,544
Current Assets					
Properties held for sale		14,659	23,284	-	-
Inventories		866	857	-	-
Trade receivables		43,794	26,229	-	-
Other receivables		101,752	123,825	177,032	200,144
Cash and bank balances		101,177	117,229	928	652
		262,248	291,424	177,960	200,796
Current Liabilities					
Bank overdraft (unsecured)	1(b)(iii)	(6,260)	(12,715)	-	-
Trade payables		(22,883)	(21,888)	(45)	(302)
Other payables		(200,043)	(183,251)	(48,109)	(66,775)
Interest bearing liabilities	1(b)(iii)	(334,420)	(517,514)	-	-
Current tax payable		(12,444)	(17,895)	(4,445)	(3,571)
		(576,050)	(753,263)	(52,599)	(70,648)
Net Current (Liabilities) / Assets		(313,802)	(461,839)	125,361	130,148
		2,204,964	1,738,286	501,144	517,692
Non-Current Liabilities					
Interest bearing liabilities	1(b)(iii)	(778,975)	(355,720)	-	-
Amount due to minority shareholders of subsidiaries		(4,114)	(4,102)	-	-
Deferred income		(8,079)	(8,438)	-	-
Deferred tax liabilities		(20,752)	(19,929)	(883)	(885)
		(811,920)	(388,189)	(883)	(885)
		1,393,044	1,350,097	500,261	516,807
Capital and Reserves					
Share capital		314,416	310,988	314,416	310,988
Reserves		952,656	923,414	185,845	205,819
Shareholders' Equity		1,267,072	1,234,402	500,261	516,807
Minority interests		125,972	115,695	-	-
Total Equity		1,393,044	1,350,097	500,261	516,807

1(b)(ii) Group investment properties and interest in associates and jointly controlled entities

The increase in the Group's investment properties and the decrease in the Group's interest in associates and jointly controlled entities at 31 December 2005 were mainly due to the Group's consolidation of Hemliner Real Estate (Beijing) Co. Ltd. ("Hemliner") which owns The Ascott Beijing in China, Greenpark Investments (Guernsey) Limited ("Greenpark") which owns The Ascott Mayfair in United Kingdom, and Mekong-Hacota Joint Venture Company Ltd ("Mekong-Hacota") which owns Somerset Ho Chi Minh City in Vietnam as subsidiaries. Hemliner was previously accounted for as an associate and Greenpark and Mekong-Hacota were previously accounted for as jointly controlled entities.

1(b)(iii) Group borrowings (including finance leases)

		As at 31/12/2005 S$'000	As at 31/12/2004 S$'000
Repayable in one year or less or on demand			
- Secured	(1)	87,417	277,942
- Unsecured		253,263	252,287
		340,680	530,229
Repayable after one year			
- Secured	(1)	778,975	355,720
- Unsecured		-	-
		778,975	355,720
Total	(2)	1,119,655	885,949

(1) The increase in the secured borrowings repayable after one year as at 31 December 2005 was mainly due to the refinancing of Citadines' loans of approximately S$240 million. These loans were previously classified as repayable within one year.

(2) The increase in the Group's borrowings as at 31 December 2005 was mainly due to Group's acquisition and consolidation of Hemliner and Greenpark as subsidiaries in FY2005 as mentioned previously in 1(b)(ii).

Details of collateral

The borrowings of the Group are generally secured by:
- Mortgage on subsidiaries' land and buildings, investment properties, properties under development or properties held for sale; and
- Pledge of shares of some subsidiaries.

1(c) CONSOLIDATED CASH FLOW STATEMENT

	4Q 2005 S$'000	4Q 2004 S$'000	YTD Dec 2005 S$'000	YTD Dec 2004 S$'000
Operating Activities				
Profit from ordinary activities before taxation	12,747	5,176	67,496	64,578
Adjustments for:				
Accretion of deferred income	(677)	281	(2,766)	(2,756)
Depreciation and amortisation	4,528	3,183	15,700	9,892
Loss/(gain) on disposal of:				
- property, plant and equipment	31	211	9	186
- properties held for sale	(370)	-	(1,434)	(772)
Non-operating income	(5,891)	(20,351)	(8,114)	(51,128)
Interest expense	13,272	7,367	53,106	26,448
Interest income	(3,063)	(2,812)	(10,180)	(8,739)
Share of results of associates and jointly controlled entities	7,329	16,996	9,657	3,459
Share option and performance share expense	44	354	929	834
Operating profit before working capital changes	**27,950**	**10,405**	**124,403**	**42,002**
Changes in working capital	(687)	2,503	(1,626)	15,395
Cash generated from operations	**27,263**	**12,908**	**122,777**	**57,397**
Income tax paid	(4,339)	(2,819)	(15,147)	(10,100)
Proceeds from sale of golf memberships	(161)	541	2,459	3,720
Cash flows from operating activities	**22,763**	**10,630**	**110,089**	**51,017**
Investing Activities				
Interest received	3,116	2,572	9,950	8,360
Acquisition of property, plant and equipment	(8,588)	(7,054)	(24,862)	(14,849)
Acquisition of subsidiaries, net of cash	(74,376)	(113,796)	(76,969)	(113,796)
Proceeds from disposal of:				
- property, plant and equipment	(230)	46	13	186
- investment property	212	-	2,902	345,000
- a jointly controlled entity	-	374	-	23,237
Investment in associates and jointly controlled entities	(31,556)	(472)	(27,096)	(22,436)
Capital reduction of jointly controlled entity	590	5	1,130	4,744
Dividends from associates and jointly controlled entities	1,750	7	3,716	7,272
Acquisition of investment properties and properties under development	(4,676)	(2,418)	(12,395)	(2,418)
Proceed from settlement of legal case	-	250	-	2,250
Proceeds from repayment of loan previously assigned on disposal of subsidiary	-	-	3,730	-
Other investing cash flow	(308)	209	(308)	-
Cash flows from investing activities	**(114,066)**	**(120,277)**	**(120,189)**	**237,550**
Financing Activities				
Proceeds from shares issued under share option scheme	1,063	253	5,892	1,227
Interest paid	(15,574)	(5,311)	(51,150)	(25,369)
Dividends paid	-	-	(30,037)	(14,899)
Dividends paid to minority interest	(8,202)	-	(10,449)	(4,550)
Proceeds from / (repayments of) bank borrowings	104,107	139,935	94,131	(225,586)
Repayment of finance lease liabilities	(921)	(35,672)	(3,447)	(541)
Fixed deposits pledged as securities	-	2,346	17,709	4,286
Other financing cash flow	3,162	(1,003)	(4,064)	(2,318)
Cash flows from financing activities	**83,635**	**100,548**	**18,585**	**(267,750)**
(Decrease) / increase in cash & cash equivalents	**(7,668)**	**(9,099)**	**8,485**	**20,817**
Cash and cash equivalents at beginning of the period/year	**103,142**	**96,965**	**86,832**	**67,170**
Effect of exchange rate changes on balances held in foreign currencies	(557)	(1,034)	(400)	(1,155)
Cash and cash equivalents at end of the period/year	**94,917**	**86,832**	**94,917**	**86,832**

Cash and cash equivalents at end of year comprise:

	31/12/2005 S$'000	31/12/2004 S$'000
Cash & Bank Balances	101,177	117,229
Fixed deposits pledged as security for term loan	-	(17,682)
Bank overdraft	(6,260)	(12,715)
Cash and cash equivalents at end of the year	**94,917**	**86,832**

The operating cashflow of the Group more than doubled from S$10.6 million in 4Q 2004 to S$22.8 million in 4Q 2005. The operating cashflow of the Group for FY2005 also more than doubled from S$51.0 million in FY2004 to S$110.1 million in FY2005. The increase in the operating cashflow was in line with the expansion and strong improvement in the Group's serviced residence operations, better working capital management, in addition to the consolidation of Citadines.

1(d)(i) STATEMENTS OF CHANGES IN EQUITY

S$'000	Share Capital	Share Premium	Revaluation Reserve	Reserve on Consol	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority interests	Total Equity
GROUP															
At 1 January 2005	310,988	291,812	74,231	-	504	95,136	396,000	-	5,474	-	(31,575)	91,548	1,234,118	115,695	1,349,813
Effect of adopting FRS 102	-	-	-	-	-	-	-	1,192	-	-	-	(908)	284	-	284
	310,988	291,812	74,231	-	504	95,136	396,000	1,192	5,474	-	(31,575)	90,640	1,234,402	115,695	1,350,097
Effect of adopting FRS 39	-	-	-	-	-	-	-	-	-	(13,797)	24,512	(22,486)	(11,771)	-	(11,771)
As restated	310,988	291,812	74,231	-	504	95,136	396,000	1,192	5,474	(13,797)	(7,063)	68,154	1,222,631	115,695	1,338,326
Issue of shares under Share Option Plan	3,385	2,464	-	-	-	-	-	-	-	-	-	-	5,849	-	5,849
Issue of performance shares	43		-	-	-	-	-	-	-	-	-	-	43	-	43
Stock option expense	-	-	-	-	-	-	-	857	-	-	-	-	857	-	857
Performance shares expense	-	-	-	-	-	-	-	705	-	-	-	-	705	-	705
Hedging movement for the year	-	-	-	-	-	-	-	-	-	9,992	-	-	9,992	-	9,992
Foreign exchange differences	-	-	-	-	-	-	-	-	-	-	7,544	-	7,544	-	7,544
Revaluation surplus on investment properties	-	-	6,999	-	-	-	-	-	-	-	-	-	6,999	4,565	11,564
Translation adjustment	-	-	175	-	10	-	-	-	-	-	-	-	185	1,480	1,665
Acquisition of subsidiary	-	-	-	-	(4)	-	-	-	-	-	-	931	927	6,550	7,477
Profit for the year	-	-	-	-	-	-	-	-	-	-	-	41,915	41,915	8,131	50,046
Transfer from accumulated profits	-	-	-	-	89	-	-	-	-	-	-	(89)	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	(30,037)	(30,037)	(10,449)	(40,486)
Disposal of investment property	-	-	(538)	-	-	-	-	-	-	-	-	-	(538)	-	(538)
At 31 December 2005	314,416	294,276	80,867	-	599	95,136	396,000	2,754	5,474	(3,805)	481	80,874	1,267,072	125,972	1,393,044

S$'000	Share Capital	Share Premium	Revaluation Reserve	Reserve on Consol	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority interests	Total Equity
At 1 January 2004	310,263	291,309	138,641	10,958	201	95,136	396,000	-	5,474	-	(17,916)	11,857	1,241,923	95,901	1,337,824
Effect of adopting FRS 102	-	-	-	-	-	-	-	358	-	-	-	(189)	169	-	169
Effect of adopting FRS 103	-	-	-	(10,958)	-	-	-	-	-	-	-	42,427	31,469	-	31,469
As restated	310,263	291,309	138,641	-	201	95,136	396,000	358	5,474	-	(17,916)	54,095	1,273,561	95,901	1,369,462
Issue of shares under Share Option Plan	725	503	-	-	-	-	-	-	-	-	-	-	1,228	(201)	1,027
Stock option expense	-	-	-	-	-	-	-	834	-	-	-	-	834	-	834
Share of deficit on revaluation of investment properties of associates and jointly controlled entities	-	-	(11,894)	-	-	-	-	-	-	-	-	-	(11,894)	(26,949)	(38,843)
Revaluation deficit on investment properties	-	-	(33,876)	-	-	-	-	-	-	-	-	-	(33,876)	-	(33,876)
Foreign exchange differences	-	-	-	-	-	-	-	-	-	-	(14,779)	-	(14,779)	-	(14,779)
Disposal of jointly controlled entities	-	-	(18,360)	-	-	-	-	-	-	-	1,120	-	(17,240)	46,310	29,070
Translation adjustment	-	-	(280)	-	(5)	-	-	-	-	-	-	-	(285)	(1,397)	(1,682)
Transfer from accumulated profits	-	-	-	-	308	-	-	-	-	-	-	(308)	-	-	-
Profit for the year	-	-	-	-	-	-	-	-	-	-	-	51,752	51,752	6,581	58,333
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	(14,899)	(14,899)	(4,550)	(19,449)
At 31 December 2004	310,988	291,812	74,231	-	504	95,136	396,000	1,192	5,474	-	(31,575)	90,640	1,234,402	115,695	1,350,097

S$'000	Share Capital	Share Premium	Revaluation Reserve	Capital Reduction Reserve	Foreign Currency Translation Reserve	Equity Compensation Reserve	Revenue Reserve	Shareholders' Equity
COMPANY								
At 1 January 2005	310,988	49,332	-	95,136	(1,449)	-	62,516	516,523
Effect of adopting revised FRS 21	-	-	-	-	1,449	-	(1,449)	-
Effect of adopting FRS 102	-	-	-	-	-	1,192	(908)	284
As restated	310,988	49,332	-	95,136	-	1,192	60,159	516,807
Issue of shares under Share Option Plan	3,385	2,464	-	-	-	-	-	5,849
Issue of performance shares	43	-	-	-	-	-	-	43
Stock option expense	-	-	-	-	-	857	-	857
Performance shares expense	-	-	-	-	-	705	-	705
Profit for the year	-	-	-	-	-	-	6,037	6,037
Dividends paid	-	-	-	-	-	-	(30,037)	(30,037)
At 31 December 2005	314,416	51,796	-	95,136	-	2,754	36,159	500,261
At 1 January 2004	310,263	48,829	18,695	95,136	(313)	-	26,001	498,611
Effect of adopting revised FRS 21	-	-	-	-	313	-	(313)	-
Effect of adopting FRS 102	-	-	-	-	-	358	(189)	169
As restated	310,263	48,829	18,695	95,136	-	358	25,499	498,780
Issue of shares under Share Option Plan	725	503	-	-	-	-	-	1,228
Stock option expense	-	-	-	-	-	834	-	834
Disposal of investment properties	-	-	(18,695)	-	-	-	-	(18,695)
Profit for the year	-	-	-	-	-	-	49,559	49,559
Dividends paid	-	-	-	-	-	-	(14,899)	(14,899)
At 31 December 2004	310,988	49,332	-	95,136	-	1,192	60,159	516,807

1(d)(ii) Share Capital

Since the last financial year ended 31 December 2004, the issued and paid up capital of the Company increased by S$3,428,690 to S$314,416,308 as a result of the exercise of share options (S$3,384,890) and the issue of performance shares (S$43,800) under The Ascott Share Option Plan (the "Plan") and The Ascott Performance Share Plan respectively.

Share Options

As at 31 December 2005, there were 40,348,300 (31 December 2004: 50,608,500) unissued ordinary shares of S$0.20 each of the Company under the Plan. The movements are as follows:

As at 1 January 2005	50,608,500
Granted during the financial year	10,335,500
Cancelled/Lapsed during the financial year	(3,671,250)
Exercised during the financial year	(16,924,450)
As at 31 December 2005	40,348,300

Performance Shares

As at 31 December 2005, there were 4,082,223 (31 December 2004: 3,400,000) awards outstanding. Awards granted are only released when the pre-determined targets are achieved. The movements are as follows:

As at 1 January 2005	3,400,000
Granted during the financial year	2,482,223
Issued during the financial year	(219,000)
Cancelled/Lapsed during the financial year	(1,581,000)
As at 31 December 2005	4,082,223 #

- The actual number of performance shares to be delivered will depend on the achievement of set targets over a three-year period. For achievements that are below 80% of the targets, no performance shares will be given while for achievements that exceed targets by more than 100%, more performance shares than the original award could be delivered up to a maximum of 200% of the original award.

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

Except for the adoption of Financial Reporting Standard ("FRS") 39 Financial Instruments: Recognition and Measurement and FRS 102 Share Based Payment that are mandatory for financial years beginning on or after 1 January 2005, the Group has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2004. Please refer to Paragraph 5 for more details on the change of accounting policies.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

The Group applied the new FRS 39 Financial Instruments: Recognition and Measurement and the FRS 102 Share Based Payment with effect from 1 January 2005.

FRS 39

This FRS sets out the new requirements for the recognition, derecognition and measurement of the Group's financial instruments and hedge accounting. The adoption of FRS 39 has resulted in the Group recognising derivative financial instruments as assets or liabilities at fair value.

In accordance with the transitional provisions of FRS 39, the comparative financial statements for 2004 are not restated. Instead, the changes have been accounted for by restating the opening balances in the balance sheet as at 1 January 2005.

FRS 102

This FRS requires an entity to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity.

The Company currently has share-based incentive plans such as The Ascott Share Option Plan and The Ascott Performance Share Plan, whereby share options have been granted and/or performance shares have been conditionally awarded. Under the transitional provisions of FRS 102, this FRS must be applied to shares, share options or other equity instruments that were granted after 22 November 2002 and had not yet vested at 1 January 2005. The application is retrospective and accordingly, the comparative financial statements for 2004 are restated and the opening balance of retained earnings has been adjusted.

Prior to adoption of FRS 102, no compensation expense was charged to the profit and loss account for share options granted. In respect of performance shares, the Group's accounting policy was to make a provision based on the latest estimate of the number of shares that will be awarded and the market price of the shares at the reporting date. With the adoption of FRS 102, the compensation expense relating to both share options and performance shares is taken to the profit and loss account over the vesting periods of the grants. The compensation expense is based on the respective fair values of share options and performance shares at grant dates.

Subject to year-end audit, the financial impact on the Group arising from the application of FRS 39 and FRS 102 is as follows:

	Group S$'000
Net profit before change in accounting policy for FY2005	48,839
Effect of compliance with the new standards	
- Increase / (decrease) in net profit due to FRS 39	
(i) Foreign exchange loss – fair value hedges	(102)
(ii) Financing cost – mainly hedging cost of cash flow hedges	(5,965)
- Share option expense recognised due to FRS 102	(857)
Net profit after change in accounting policy for FY2005	41,915
Opening revenue reserve at 1 January 2005 before change in accounting policy	91,548
- Mainly hedging cost transferred from FCTR* due to FRS 39 (see @ below)	(24,512)
- Gain on recognition of changes in fair value of derivative liabilities	2,026
- Share option expense recognised due to FRS 102	(908)
Opening revenue reserve at 1 January 2005 after change in accounting policy	68,154
FCTR* at 1 January 2005 before change in accounting policy	(31,575)
- Mainly hedging cost transferred to revenue reserve due to FRS 39 @	24,512
FCTR* at 1 January 2005 after change in accounting policy	(7,063)

** Note : FCTR - Foreign currency translation reserve*

Apart from FRS 39 and FRS 102, the Group adopted various revisions in FRS, applicable from 1 January 2005. These do not have a significant financial impact on the Group. The current year's presentation of the Group's financial statements is based on the revised requirements of FRS 1: Presentation of Financial Statements, with the 2004 comparatives restated to conform to current year's presentation.

6. Earnings in cents per ordinary share based on profits attributable to Members of the Company

		GROUP		GROUP	
		4Q 2005	4Q 2004	YTD Dec 2005	YTD Dec 2004
(i)	Based on existing issued share capital #	0.4	0.3	2.7	3.3
(ii)	On a fully diluted basis +	0.4	0.3	2.6	3.3

Net earnings per share calculation is based on the weighted average number of 1,565,800,998 shares of S$0.20 each in issue in 4Q 2005 (4Q 2004: 1,553,227,634 shares) taking into consideration the issue of ordinary shares upon exercise of share options and performance shares.

+ The fully diluted earnings per share is based on the weighted average number of 1,588,384,818 shares of S$0.20 each in issue for 4Q 2005 (4Q 2004: 1,568,085,980 shares). This is arrived at after taking into account the potential shares arising from the exercise of share options and performance shares which would dilute the basic earnings per share.

7. Net asset value per ordinary share (cents)

	GROUP	
	31/12/2005	31/12/2004
NAV per share	80.6	79.4

Net asset value per share calculation is based on the issued shares of 1,572,081,542 as at 31 December 2005 (31 December 2004: 1,554,938,092 shares). The increase in NAV per share was mainly due to the contribution of the Group's performance in YTD Dec 2005, partially offset by the dividend of S$30.0 million paid out in 2Q 2005.

8(i) Group Performance Review

8(i)(a) Revenue and Operating EBITDA Analysis - 4Q 2005 vs 4Q 2004

	Ref	Revenue 4Q 2005	Revenue 4Q 2004	Revenue Variance		Ref	Operating EBITDA 4Q 2005	Operating EBITDA 4Q 2004	Operating EBITDA Variance	
		S$'million		S$M	%		S$'million		S$'M	%
Serviced Residence		106.4	76.7	29.7	39%		26.7	8.5	18.2	214%
Retail and Others		6.3	6.2	0.1	2%		3.6	2.5	1.1	44%
	A.1	**112.7**	**82.9**	**29.8**	**36%**	A.7	**30.3**	**11.0**	**19.3**	**175%**
Serviced Residence										
Singapore		10.2	8.6	1.6	19%		4.7	4.4	0.3	7%
South East Asia		16.3	12.8	3.5	27%		10.6	7.5	3.1	41%
North Asia		10.3	7.2	3.1	43%		3.7	2.3	1.4	61%
Australia and New Zealand		12.3	11.7	0.6	5%		(1.2)	(3.3)	2.1	64%
Europe		57.3	36.4	20.9	57%		17.7	7.6	10.1	133%
Unallocated items (including foreign exchange differences)		-	-	-	-		(8.8)	(10.0)	1.2	12%
		106.4	**76.7**	**29.7**	**39%**		**26.7**	**8.5**	**18.2**	**214%**

Revenue in 4Q 2005 increased to S$112.7 million from S$82.9 million in 4Q 2004. In fact, the 4Q 2005 revenue of the serviced residences operations showed double digit growth over 4Q 2004 in all regions except for Australia and New Zealand. The 36% increase in revenue was underpinned by expansion and improvement in China and Europe's serviced residences operations, in addition to the consolidation of Citadines' revenue.

In tandem with the increased revenue, operating EBITDA for 4Q 2005 at S$30.3 million was also better by S$19.3 million or 175% than 4Q 2004. 4Q 2005 operating EBITDA of the serviced residences operations showed either double or triple digit growth over 4Q 2004 in all regions except for Singapore. The increase in operating EBITDA was most significant in Europe and China. Both regions showed improvement in their REVPAU in this quarter as compared to the previous corresponding period. Improvement was also contributed by the South East Asian operations where the REVPAU showed an overall 4% increase respectively for 4Q 2005 as compared to 4Q 2004.

In Europe, the increase in operating performance was due mainly to the consolidation of Citadines, as well as improvement in Citadines' revenue and operating EBITDA in 4Q 2005 over those of 4Q 2004. The REVPAU in the European operations increased by 6% from S$129 in 4Q 2004 to S$137 in the current quarter.

In Singapore, the Group's serviced residence staged well with a 19% increase in revenue to S$10.2 million as the REVPAU for 4Q 2005 was S$144, an increase of 18% when compared with S$122 in 4Q 2004. This increase was attributable predominantly to higher average daily rates, while the occupancy remained buoyant on the back of positive market conditions. As such, the operating EBITDA of Singapore operations for 4Q 2005 exceeded that of 4Q 2004 by 7%.

For Australia and New Zealand's operations, the Group reduced the losses significantly by 64% to S$1.2 million in 4Q 2005 compared to a loss of S$3.3 million for the same period last year. This was achieved through cost control efforts and implementation of innovative sales strategies.

8(i)(b) Revenue and Operating EBITDA Analysis - FY2005 vs FY2004

	Ref	Revenue YTD Dec 2005	Revenue YTD Dec 2004	Revenue Variance		Ref	Operating EBITDA YTD Dec 2005	Operating EBITDA YTD Dec 2004	Operating EBITDA Variance	
		S$'million		S$'M	%		S$'million		S$'M	%
Serviced Residence		417.0	202.0	215.0	106%		122.6	47.8	74.8	156%
Retail and Others		27.1	36.9	(9.8)	-27%		11.3	16.5	(5.2)	-32%
	A.1	**444.1**	**238.9**	**205.2**	**86%**	A.7	**133.9**	**64.3**	**69.6**	**108%**
Serviced Residence										
Singapore		38.8	41.0	(2.2)	-5%		16.5	18.3	(1.8)	-10%
South East Asia		61.0	51.7	9.3	18%		38.1	33.4	4.7	14%
North Asia		27.5	18.8	8.7	46%		16.4	11.7	4.7	40%
Australia and New Zealand		46.7	45.2	1.5	3%		(6.4)	(12.8)	6.4	50%
Europe		243.0	45.3	197.7	436%		79.6	20.1	59.5	296%
Unallocated items (including foreign exchange differences)		-	-	-	-		(21.6)	(22.9)	1.3	6%
		417.0	**202.0**	**215.0**	**106%**		**122.6**	**47.8**	**74.8**	**156%**

For FY2005, the Group achieved S$417.0 million in revenue from its serviced residence operations, which was an increase of S$215.0 million or 106% over the revenue of S$202.0 million recorded in FY2004. The higher revenue was due to improved serviced residence operations in all regions on a same-store basis, in addition to consolidation of Citadines' revenue.

Likewise, operating EBITDA from the Group's serviced residence operations for FY2005 at S$122.6 million was higher than FY2004's operating EBITDA of S$47.8 million by 156%. This increase was more than the Group's increase in revenue of 106% as a result of improved operating efficiency and cost management.

8(i)(c) Net Profit

Net Profit	4Q 2005 S$'000	4Q 2004 S$'000	Variance S$'000	Variance %	YTD Dec 2005 S$'000	YTD Dec 2004 S$'000	Variance S$'000	Variance %
Operating net profit	5,689	(557)	6,246	n.m.	44,634	14,847	29,787	201%
Non-operating income	1,125	4,946	(3,821)	-77%	3,348	36,905	(33,557)	-91%
FRS 39 charges	(227)	-	(227)	n.m.	(6,067)	-	(6,067)	n.m.
Net profit attributable to shareholders	**6,587**	**4,389**	**2,198**	**50%**	**41,915**	**51,752**	**(9,837)**	**-19%**

The Group achieved another excellent quarter in 4Q 2005. The operating net profit for 4Q 2005 was S$5.7 million vs an operating loss of S$0.6 million in 4Q 2004 after excluding non-operating items such as FRS 39 charge (4Q 2005: charge of S$0.2 million; 4Q 2004: nil) and portfolio gains (4Q 2005: gain of S$1.1 million; 4Q 2004: gain of S$4.9 million). The growth in the operating net profit was S$6.2 million.

Similarly, the Group's operating performance in FY2005 well exceeded that of the comparative year in FY2004. Excluding the portfolio gains in both FY2005 and FY2004, as well as the FRS 39 charge in FY2005, the net profit for FY2005 was in fact S$44.6 million vs S$14.8 million in FY2004, an improvement of S$29.8 million or 201%. Of the operating net profit of S$44.6 million for FY2005, more than 85% of the said profit was derived from the Group's serviced residence operations. This achievement was mainly attributable to the continuing improvement in the Group's serviced residences operations, especially in China and Europe, as well as higher share of Citadines' profit.

The robust results reaffirmed the Group's strategy to be a pure-play leading international serviced residence company. With the proceeds from the divestment of TAS and SSC in Sep 2004, the Group was able to create a much stronger foundation for operational excellence and global expansion. The acquisition of Citadines chain in Oct 2004 has diversified the Group's operations geographically and provided the Group with another engine of growth. Now, with its expanded presence in Europe through Citadines, and new properties to be opened, the Group is well positioned to benefit through economies of scale and its leadership in the global serviced residence industry through its Ascott, Somerset and Citadines brands.

8(ii) Additional Information:-

8(ii)(a) Operational Review

The following operational review covers the Group's serviced residence business in which the Group has a presence, which includes the full results of the Group's owned, leased and managed properties (i.e. System-Wide).

System-wide revenue analysis

Revenue Analysis (System-Wide)	4Q 2005 S$'million	4Q 2004 S$'million	%	YTD Dec 2005 S$' million	YTD Dec 2004 S$' million	%
Singapore	12.9	11.2	15%	49.6	43.4	14%
South East Asia	28.3	25.5	11%	112.9	97.1	16%
North Asia	30.0	23.5	28%	108.4	91.9	18%
Australia and New Zealand	14.1	13.7	3%	53.7	52.8	2%
Europe #	74.1	72.9	2%	295.4	289.6	2%
Total same-store system-wide revenue	**159.4**	**146.8**	**9%**	**620.0**	**574.8**	**8%**

- The System-Wide Revenue of Europe excluded non-renewal of two management contracts in FY2005 for a total of 161 rooms in United Kingdom.

Revenue per available apartment unit ("REVPAU") analysis

REVPAU Analysis (System-Wide)	4Q 2005 S$/day	4Q 2004 S$/day	%	YTD Dec 2005 S$/day	YTD Dec 2004 S$/day	%
Singapore	**144**	**122**	**18%**	**138**	**124**	**11%**
South East Asia	**77**	**74**	**4%**	**78**	**73**	**7%**
- Vietnam	112	110	2%	111	109	2%
- Thailand	76	72	6%	76	63	21%
- Indonesia	58	57	2%	61	59	3%
- Philippines	68	65	5%	67	61	10%
- Malaysia	89	85	5%	95	89	7%
North Asia ^	**148**	**138**	**7%**	**150**	**135**	**11%**
- China	144	136	6%	147	135	9%
- Japan	189	162	17%	183	144	27%
Australia / New Zealand	**129**	**124**	**4%**	**125**	**113**	**11%**
Europe*	**137**	**129**	**6%**	**141**	**132**	**7%**
- France	119	112	6%	127	122	4%
- United Kingdom	176	180	-2%	191	170	12%
- Other Europe	99	105	-6%	106	106	-
Overall same store REVPAU	**122**	**116**	**5%**	**124**	**116**	**7%**

^ - The REVPAU of North Asia did not include that of Korea, as the 432-room serviced residence, Somerset Palace Seoul, has only officially opened in 4Q 2005.

* - The REVPAU of Europe excluded non-renewal of two management contracts in FY2005 for a total of 161 rooms in United Kingdom.

System-wide Revenue and REVPAU Analysis

The total same-store revenue under management by the Group ("system-wide revenue") in 4Q 2005 grew S$12.6 million or 9% to S$159.4 million. This was supported by an increase of S$6 in the overall same store REVPAU from S$116 in 4Q 2004 to S$122 in 4Q 2005. Similarly, the FY2005 total same store system-wide revenue also saw increase of S$45.2 million or 8% to S$620.0 million. The overall same store REVPAU improved by S$8 or 7% from S$116 in FY2004 to S$124 in FY2005.

All regions in which the Group has serviced residence operations experienced an improvement in REVPAU in FY2005, with six countries achieving double digit increases. The strong growth in REVPAU was achieved through successful sales and marketing initiatives implemented across all the regions, as well as higher brand recognition enjoyed by the Group worldwide.

Key Market Review

Singapore

Driven by the strong REVPAU of S$144 in 4Q 2005, the Group's serviced residence operations in Singapore excelled in FY2005 with a REVPAU of S$138, which represented a 11% increase over the REVPAU of S$124 in FY2004. Tapping on the strong market conditions in Singapore, the Group managed to increase its yield and occupancy rates through a combination of the right tenants mix, average daily rates and marketing strategies. The outlook for Singapore's serviced residence industry remains positive with the country's brighter business environment.

South East Asia

(Vietnam, Thailand, Indonesia, Philippines and Malaysia)

In Vietnam, the REVPAU for FY2005 was S$111, which represented an increase of 2% as compared to S$109 in FY2004. The growth was primarily due to the increase in the average daily rates and high occupancy on the back of a stable environment in FY2005. In addition, the increase was also attributable to several initiatives, which were launched during the year to tap on both the growing corporate transient customers, as well as the leisure market.

Thailand's REVPAU for FY2005 surged 21% from S$63 in FY2004 to S$76 in FY2005. The strong improvement was bolstered by healthy occupancy rates and a double-digit growth in average daily rates. With the recent signing of new management contracts and successful launch of Somerset Park Suanplu in September 2005, the Group is well poised to tap on the growth potential of the serviced residence market, which has been growing in popularity in Thailand.

Indonesia's REVPAU for FY2005 improved 3% to S$61, as compared to S$59 in FY2004. The operation performed well despite a challenging business environment and ongoing security concerns in the country.

In Philippines, REVPAU was strong for FY2005 at S$67, which was boosted by the recent Southeast Asia Games and year-end conventions. The Philippines operations achieved a commendable 10% improvement in REVPAU for FY2005, despite continuing instability in the political and economic situations.

In Malaysia, the REVPAU for FY2005 was S$95, which was an increase of 7% compared with S$89 in FY2004. Improvements in both occupancy and yield were driven by the influx of corporate customers in 4Q 2005 in conjunction with the opening of the KLCC Convention Centre, as well as the growth in short-stay leisure market.

North Asia
(China, Japan and Korea)

China's REVPAU for FY2005 stood at S$147, which was an 9% increase from S$135 in FY2004. Despite the heightened competition as a result of new competitors and tighter expatriate housing budgets of MNCs, the Group managed to maintain its leadership position and was able to move up its average daily rates substantially with its new sales and marketing initiatives in FY2005. Most properties in China managed to achieve improvements ranging from 6% to 24% in terms of the average daily rates. To entrench its presence in the various market segments in major and secondary cities, the Group will launch its chain of Citadines brand serviced residences in 2006, in addition to the already well-received Ascott and Somerset brands which are currently available in China.

Driven by a strong REVPAU performance in 4Q 2005, Japan's REVPAU for FY2005 increased by 27% to S$183 as compared to S$144 in FY2004. The Group managed to tap on the recovering Japanese economy and improved consumer and business sentiments to increase both its occupancy and average daily rates through target sales and marketing initiatives.

The Group marked its first entry into the South Korean market with the official launch of Somerset Palace Seoul ("SPS") in 4Q 2005. As the largest serviced residence property in terms of number of apartment units in the Group, SPS hosted a successful grand opening ceremony in October 2005, which saw its REVPAU escalating rapidly to S$97 in 4Q 2005. With the increase in awareness through extensive media exposure, occupancy and rates are expected to ramp up further in 2006.

Australia and New Zealand

REVPAU for the Group's serviced residences in Australia and New Zealand had increased 11% from S$113 in FY2004 to S$125 in FY2005. This was despite stiff competition caused by oversupply in the market. The Group's Australian properties, particularly in Hobart and Auckland where the Group was accorded with awards and recognition, continued to perform well with strong growth in the average daily rates amidst increased competition.

Europe

The Group's serviced residence operations in Europe continued to perform well in FY2005 with a REVPAU of S$141, which represented a 7% increase over the REVPAU of S$132 in FY2004. This REVPAU improvement in Europe was sustained by a consistent sales strategy, which maintained rate integrity and benefited from cross selling opportunities.

In France, REVPAU for FY2005 was S$127, an increase of 4% compared with S$122 in FY2004. This increase was driven predominantly by better performance of properties in Paris on the back of improved market sentiments.

In the French provincial cities, the Group maintained the REVPAU despite national labour unrest and transportation strikes in the South of France. Major renovations in three properties (Bordeaux, Toulouse and Lyon Part-Dieu) have restricted the inventory available.

In United Kingdom, although the REVPAU in 4Q 2005 dropped marginally, primarily due to the aftermaths of the terrorist bombings in London, the REVPAU of FY2005 was S$191, an increase of 12% compared with S$170 in FY2004. This improvement was achieved through innovative sales strategies. With good maintenance of tight security standards, the terrorist bombings in London did not have a material impact on Group's properties' performance.

For the rest of Europe, the REVPAU of 4Q 2005 decreased from $105 in 4Q 2004 to $99 in 4Q 2005 by 6%. This was predominantly due to slower market sentiments in 4Q 2005. However, the REVPAU in the rest of Europe in FY2005 maintained at the level of FY2004.

Note : The system-wide revenue and REVPAU for 2005 have been translated at 2005 exchange rates for analysis purposes.

Awards and Accolades

For FY2005, the Group had benefited from the various initiatives undertaken. In addition to its ongoing expansion of its serviced residence operations, the Group has improved its operating margins, as well as enhanced its brand equity and reinforced its customer-focused strategy to deliver innovative products and quality services. In this respect, the Group continues to build alliances with strategic partners through joint promotions to strengthen its brand recognition and at the same time enlarge its customer base. As a result, the Group was accorded with numerous honours worldwide, among which included the following:

Serviced residence awards

1. The Group was accorded with the "Best Serviced Residence Operator" award by TTG Asia Media.

2. The Group was awarded with the "Best Residence Brand" (Ascott and Somerset brands) and "Best Serviced Residence Property" (The Ascott Singapore) in Asia Pacific by the Business Traveller magazine for the second consecutive year.

3. The Group's "The Ascott" and "Somerset" brands were voted as the top two serviced residence brands in China by Business Traveller China.

4. The Group's operations in China won first position in "Top 100 Serviced Residence".

5. The Group's managed property in Korea, Somerset Palace Seoul, was named the "Best International Brand" under the serviced residence category by The Korea Times.

6. In Vietnam, Somerset Grand Hanoi and Somerset Ho Chi Minh won the "Best Service in Serviced Apartments" awards in their respective regions.

7. The Group's operations in Thailand won the "2005 Thailand Apartment Living's Most Innovative Serviced Residence" award.

8. The Group's managed property in Australia, Somerset on the Pier, won a "Highly Commended" award at the 2005 Tasmanian Tourism Awards under the Deluxe Accommodation Category.

9. The Group's managed property in New Zealand, The Ascott Metropolis Auckland, was voted the best accommodation in the 2005 World Travel Awards under the New Zealand's Leading Hotel category.

Corporate awards

1. The Group was accorded with Certificates of Excellence for quality management from both the Ministry of Planning and Investment and the Peoples' Committee of Ho Chi Minh City in Vietnam.

2. The Group's jointly controlled entity in Vietnam, Hanoi Tower Centre Company, emerged as one of the top 12 companies for best performance and contributions in foreign direct investment (FDI) by Vietnam's Ministry of Planning and Investment. The Group was the only Singapore company short-listed from more than 5,000 companies, to be awarded.

3. The Group's operations in Malaysia were named as one of the top four best employers in Malaysia.

4. The Group was accorded with the distinction of being the only Singapore company featured among the 42 companies chosen from thousands of listed companies worldwide in "2004 Good Practices in Corporate Reporting" by PriceWaterhouseCoopers.

5. The Group also achieved a top ten score among 630 companies listed on SGX in the "Business Times Corporate Transparency Index" as published by The Business Times.

8(ii)(b) **Investment and Business Development Review – FY2005**

For FY2005, the Group secured seven new management contracts and invested in one new serviced residence development in Guangzhou and two new serviced residence development in Thailand.

	Name of property	No. of units	Description
1Q 2005			
South East Asia			
Thailand	Somerset Park Suanplu	243	The Group secured the management of a prime serviced residence located in the city's main financial district of Sathorn. The serviced residence was renovated and launched in 3Q 2005 as "Somerset Park Suanplu".
Indonesia	Somerset Berlian	152	The Group also secured the management of Somerset Berlian, which is a new serviced residence located in the prime Permata Hijau residential area in South Jakarta. The serviced residence offers stylish two and three bedroom suites and is scheduled to open in 2006.
North Asia			
China	The Ascott Guangzhou	192	The Group committed to invest S$33 million to acquire a serviced residence development in Guangzhou. The serviced residence, which comprises a serviced apartment block and a clubhouse, is located in Guangzhou's "Wall Street" Tianhe East Road and is expected to be completed in 2007.
		587	
2Q 2005			
North Asia			
China	Springdale	175	A fourth serviced residence management contract was secured in Guangzhou Tianhe district, which will soft launch in the second half of 2005.
		175	
3Q 2005			
South East Asia			
Thailand	Somerset Grand Sukhumvit	265	This is a management contract for the Group's fifth serviced residence in Bangkok. The serviced residence is located in the city's prime shopping belt of Sukhumvit and is expected to be open in 2008.
		265	
4Q 2005			
South East Asia			
Thailand	Somerset Nusasiri Pattaya	630	The Group secured a management contract for a serviced residence which is located along Jomtien Beach in Chonburi province to cater to long-stay expatriates from the burgeoning industrial and manufacturing zone in Eastern Seaboard, as well as to tap into the high-yield MICE (meetings, incentives, conventions and exhibitions) segment in Pattaya. The serviced residence is targeted for launch in the second half of 2006.
Thailand	Citadines Sukhumvit 16	79	The Group has committed to invest in and develop its first Citadines serviced residence which is located at the city's prime shopping belt of Sukhumvit Soi 16 in Bangkok. The serviced residence is targeted to be completed in the second half of 2006.
Thailand	Citadines Sukhumvit 23	140	The Group has committed to invest in and develop its second Citadines serviced residence which is located in Sukhumvit, Bangkok's thriving business district and prime shopping belt. The serviced residence is targeted to be completed in the first quarter of 2008.

	Name of property	No. of units	Description
North Asia			
China	The Ascott Beijing	272	The Group acquired the remaining 70% equity interest in Hemliner, which owns The Ascott Beijing, thereby making the The Ascott Beijing a wholly-owned property of the Group.
China	Citadines Emerald City	225	The Group secured a management contract for its third Citadines serviced residence in China. The serviced residence which is located in Suzhou will feature studio apartments, as well as one and two bedroom units. The serviced residence is targeted for soft opening in the second half of 2007.
Europe			
United Kingdom	The Ascott Mayfair	56	The Group acquired the remaining 50% equity interest in the Greenpark, which owns The Ascott Mayfair, thereby making the The Ascott Mayfair a wholly-owned property of the Group.
Gulf Region			
Dubai	Somerset Jadaf	84	The Group has secured the management contract for a serviced residence in Dubai's Jadaf area. The property will feature studio apartments, as well as one and two bedroom units. To cater to the needs of larger family groups, some of the two bedroom apartments will also be interconnected to form four bedroom apartments. The property is targeted to be launched by the end of first quarter 2006.
		1,486	
FY2005	**TOTAL**	**2,513**	

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain why any variance between the forecast or prospect statement and the actual results**

None.

10. **Prospects**

Immediately after the release of this FY2005 results, the Group will be announcing a major transaction that unlocks value for our shareholders. Our business model will be transformed into an integrated platform to spearhead our growth strategy. Please see the announcement, presentation slides and shareholders' circular which are issued today for more details.

With the continuing improvement in operations and the change in the business model, the Group's net profit for FY2006 will be higher than that of FY2005.

11. **Dividends**

The Board of Directors is recommending the payment of a first and final dividend of 1.2 cents (6%), as well as bonus dividend of 0.8 cents (4%) comprising:-

(a) Present Year

Name of Dividend	First & Final	First & Final	Bonus
Dividend Type	Cash	Cash	Cash
Dividend Rate	2% per ordinary share less tax	4% per ordinary share one-tier tax-exempt	4% per ordinary share one-tier tax-exempt
Dividend per share (gross)	0.4 cts	0.8 cts	0.8 cts
Par value of shares	20 cts	20 cts	20 cts
Tax Rate	20%	Not applicable	Not applicable

(b) **Previous Corresponding Year**

Name of Dividend	First & Final	Bonus
Dividend Type	Cash	Cash
Dividend Rate	6% per ordinary share less tax	6% per ordinary share less tax
Dividend per share (gross)	1.2 cts	1.2 cts
Par value of shares	20 cts	20 cts
Tax Rate	20%	20%

(c) **Total Annual Dividend**

Summary of dividend proposed per share	Year Ended	
	31/12/2005	31/12/2004
First and Final after tax @ 20% (FY2004: 20%)	0.32 cts	0.96 cts
First and Final (one-tier tax-exempt)	0.80 cts	-
Bonus after tax @ 20%	-	0.96 cts
Bonus (one-tier tax-exempt)	0.80 cts	-
Total annual dividend after tax (S$'000)	30,184	30,037

The above represents a total gross dividend rate of 10% per ordinary share for the financial year 2005 (2004 : 12%). No interim dividend was paid during the year.

The books closure and dividend payment dates will be announced later.

12. **Interested Person Transactions**

Name of Interested Person	Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	YTD Dec 2005	YTD Dec 2005
	S$'000	S$'000
CapitaLand Ltd and its associates		
Acquisition of shares in Hong Kong Wing Ching Group Company Limited	33,000	-
Management & support services fee expense	-	720
Car park lease income	-	500
Technical services fees for the upgrading of Liang Court Shopping Centre	-	202
Leasing fee for new tenants in Liang Court Shopping Centre	-	179
Acquisition of shares in Shanghai Xin Wei Property Development Co., Ltd and 60% contractual rights and obligations in a club house in Xin Wei	-	1,692
Temasek Holdings (Private) Ltd and its associates		
Supply of energy	-	4,752

*The aggregate value is for the contract period

13. Segment Revenue and Results

2005	Serviced Residence S$'000	Retail S$'000	Residential & Others S$'000	Consolidated S$'000
Revenue				
Total revenue from external customers	416,970	15,407	11,684	444,061
Inter-segment revenue	-	-	-	-
Total revenue	416,970	15,407	11,684	444,061
Inter-segment eliminations				-
Total revenue				**444,061**
Segment results				
Net profit before interest, tax, depreciation and amortisation	116,482	7,695	3,292	127,469
Share of results of:				
Associates	2,829	-	-	2,829
Jointly controlled entities	(12,486)	-	-	(12,486)
Comprising:				
Share of operating results:				
Associates	4,388	-	-	4,388
Jointly controlled entities	(7,756)	-	-	(7,756)
Share of net non-operating loss:				
Associates	-	-	-	-
Jointly controlled entities	(4,766)	-	-	(4,766)
Share of taxation:				
Associates	(1,559)	-	-	(1,559)
Jointly controlled entities	36	-	-	36
Non-operating income (net)	7,913	24	177	8,114
Depreciation and amortisation	(14,332)	(991)	(377)	(15,700)
Exchange gain	1,119	-	-	1,119
Interest income	9,914	49	217	10,180
Segment results	**111,439**	**6,777**	**3,309**	**121,525**
Finance cost				(54,029)
Profit before tax				67,496
Taxation				(17,450)
Minority interests				(8,131)
Net profit for the year				**41,915**

FY2004	Serviced Residence S$'000	Retail S$'000	Residential & Others S$'000	Consolidated S$'000
Revenue				
Total revenue from external customers	202,056	24,524	12,357	238,937
Inter-segment revenue	-	255	-	255
Total revenue	202,056	24,779	12,357	239,192
Inter-segment eliminations				(255)
Total revenue				**238,937**
Segment results				
Net profit before interest, tax, depreciation and amortisation	30,617	12,590	2,222	45,429
Share of results of:				
Associates	2,279	-	(13)	2,266
Jointly controlled entities	(5,725)	-	-	(5,725)
Comprising:				
Share of operating results:				
Associates	2,364	-	(13)	2,351
Jointly controlled entities	14,900	-	-	14,900
Share of net non-operating income / (loss):				
Associates	618	-	-	618
Jointly controlled entities	(14,841)	-	-	(14,841)
Share of taxation:				
Associates	(703)	-	-	(703)
Jointly controlled entities	(5,784)	-	-	(5,784)
Non-operating income / (loss) (net)	50,604	23,844	(23,320)	51,128
Depreciation and amortisation	(8,568)	(696)	(628)	(9,892)
Exchange loss	(666)	-	13	(653)
Interest income	7,711	798	230	8,739
Segment results	**76,252**	**36,536**	**(21,496)**	**91,292**
Finance cost				(26,714)
Profit before tax				64,578
Taxation				(6,245)
Minority interests				(6,581)
Net profit for the year				**51,752**

14. Breakdown of Sales

	GROUP		
	2005 S$'000	2004 S$'000	% +/-
(a) Turnover reported for first half year	219,174	105,422	108%
(b) Operating profit after tax before minority interests reported for first half year	23,693	21,253	11%
(c) Turnover reported for second half year	224,887	133,515	68%
(d) Operating profit after tax before minority interests reported for second half year	26,353	37,080	-29%

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Hazel Chew and Doreen Low
Joint Company Secretaries

Singapore
20 January 2006



THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

January 20, 2006
For Immediate Release

NEWS RELEASE

ASCOTT TREBLES ITS 2005 OPERATING PROFIT TO S$44.6 MILLION

Achieves strong revenue growth of 86% to S$444.1 million for full year 2005

Group	4Q 05 S$ m	4Q 04 S$ m	change	YTD Dec 05 S$ m	YTD Dec 04 S$ m	change
Revenue	**112.7**	82.9	36%	**444.1**	238.9	86%
Profit After Tax and Minority Interest (PATMI)	**6.6**	4.4	50%	**41.9**	51.8	-19%
Comprises:						
Operating PATMI	**5.7**	(0.6)	n.m.	**44.6**	14.9	201%
Non-operating income	**1.1**	5.0	-77%	**3.3**	36.9	-91%
FRS 39 charges	**(0.2)**	-	n.m.	**(6.0)**	-	n.m.
Earnings Per Share	**0.4 cts**	0.3 cts	33%	**2.7 cts**	3.3 cts	-18%
Net Asset Value Per Share	--	--	--	**80.6 cts** at end Dec 2005	**79.4 cts** at end Dec 2004	--

n.m. : not meaningful

The Ascott Group's (Ascott) full year operating profit after tax and minority interest (PATMI) for 2005 trebled from S$14.9 million in 2004 to S$44.6 million, posting its highest operating results since the formation of The Ascott Group through a merger in 2000. Its operating performance for 4Q2005 also improved eleven-fold from a loss of S$0.6 million in 4Q2004 to an operating PATMI of S$5.7 million. These achievements were mainly attributable to the continuing improvement in the Group's serviced residence operations, especially in China and Europe, as well as higher share of Citadines' profit.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

Ascott's revenue for the full year 2005 leapt 86% from S$238.9 million in 2004 to S$444.1 million, reinforcing its strong leadership position in the serviced residence industry. The Group delivered strong revenue performance with 36% increase in revenue in 4Q2005 over that of 4Q2004 to S$112.7 million. These achievements were supported by the expansion and strong improvement in the Group's serviced residence operations, particularly in Europe and China, and the consolidation of revenue of Citadines, which the Group fully acquired at the end of 2004.

Ascott's net profit of S$51.8 million for the full year 2004 was underpinned by a portfolio gain of S$36.9 million, which relates mainly to the substantial gain from the divestment of The Ascott Singapore and Scotts Shopping Centre. For 2005, despite a significantly lower portfolio gain of S$3.3 million, Ascott achieved a strong full year net profit of S$41.9 million.

Stronger global brand recognition, coupled with successful sales and marketing initiatives, contributed to the improvement in Ascott's revenue per available apartment unit (REVPAU) across all regions in 2005. REVPAU for 2005 in the United Kingdom, Japan, Thailand, Singapore, Australia and the Philippines recorded double-digit increases ranging from 10% to 27%.

In view of Ascott's good performance, Ascott's directors are recommending a total dividend of 2.0 cents per share, comprising a first and final dividend of 1.2 cents and a bonus dividend of 0.8 cents.

Ascott's Chairman, Mr Lim Chin Beng said: "The robust results affirm Ascott's strategy to be a pure-play leading international serviced residence company. The full acquisition of Citadines chain has diversified Ascott's operations geographically and provided the Group with another engine of growth. The Group will be announcing a major transaction that unlocks value for our shareholders. Ascott's business model will be transformed into an integrated platform to spearhead its growth strategy."

Mr Liew Mun Leong, Ascott's Deputy Chairman and President and CEO of its parent company, CapitaLand Group said: "Ascott has continued to strengthen its leadership presence in Asia Pacific. In 2005, it added more than 2,000 new units in key high-growth markets including China and Thailand. Management has been more focused on improving operational excellence and building brand equity. Ascott also garnered almost 20 prestigious industry recognition and international brand awards last year. As demand for serviced residences is expected to grow especially in Asia Pacific, we will proactively seek opportunities available in the region to gain a larger slice of this global industry. Looking ahead, the Group will step up its efforts to leverage on its dominant position in the serviced residence industry."

Ascott's Managing Director and CEO, Mr Cameron Ong said: "2005 has been a successful year for Ascott. We achieved the highest operating profit since our merger in 2000. The Group has surpassed its target of achieving 15,000 units by 2005, and we are the largest serviced residence company in Asia Pacific and Europe. Our current portfolio

is about 15,500 units with close to 120 properties in 41 cities. We will continue to expand our portfolio globally, consolidate our operations and build upon our company's strong brand reputation and service culture. With the continuing improvement in operations and the change in the business model, the Group's net profit for the full year 2006 will be higher than that of 2005," added Mr Ong.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with about 15,500 serviced residence units in the key cities of Europe, Asia Pacific, and the Middle East.

Ascott's global presence spans over 41 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia/New Zealand; as well as Dubai in the Middle East.

Headquartered in Singapore, The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group operates three brands – The Ascott, Somerset and Citadines. Its achievements have been recognised internationally; it has clinched numerous prestigious awards including Korea Times' 'Best International Brand (Serviced Residence)' by Somerset Palace Seoul, 'Best Accommodation' by The Ascott Metropolis Auckland in the 2005 World Travel Awards, TTG Asia Media's Best Serviced Residence Operator award and the Business Traveller's 2005 Best Serviced Residence Brand and Best Serviced Residence in Asia Pacific awards. For a full list of these awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 17 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on Ascott property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

FOR MEDIA:
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

FOR ANALYST:
Cheong Kwok Mun, Vice President, Investor Relations
Tel: (65) 6586 7233 Hp: (65) 9068 8465 Email: cheong.kwokmun@the-ascott.com

Lilian Goh, Manager, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 97955 225 Email: lilian.goh@the-ascott.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Jan-2006 17:10:11
Announcement No.	00044

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, The Ascott Group Limited – "(1) Establishment of a Real Estate Investment Trust, Sale of Serviced Residence Properties, Preferential Offering and Capital Reduction; and (2) Ascott to launch Ascott Residence Trust (ART) - The First Pan-Asian Serviced Residence REIT"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matters, as attached for information.
Attachments:	Ascott.ART.Annc.20Jan06.pdf Ascott.ART.newsrelease.20Jan06.pdf Total size = **426K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Company Registration No. 197900881N)

ANNOUNCEMENT

ESTABLISHMENT OF A REAL ESTATE INVESTMENT TRUST, SALE OF SERVICED RESIDENCE PROPERTIES, PREFERENTIAL OFFERING AND CAPITAL REDUCTION

1. INTRODUCTION

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that the Company has established a Pan-Asian serviced residence real estate investment trust, named "Ascott Residence Trust" ("ART"), with the objective of investing primarily in real estate and real estate related assets which are income producing and which are used, or predominantly used as serviced residences and rental housing properties in the Pan-Asian region.

2. ART

ART is constituted by a trust deed ("Trust Deed") dated 19 January 2006 between ART Management Limited (to be renamed "Ascott Residence Trust Management Limited") (the "Manager"), as the manager of ART, and DBS Trustee Ltd (the "Trustee"), as the trustee of ART. ART's initial asset portfolio shall comprise serviced residences and rental housing properties located in Singapore, Indonesia, Philippines, China and Vietnam which may be held directly by ART or indirectly through companies whose primary purpose is to hold or own real properties. Further details on ART are set out in the circular to shareholders dated 20 January 2006 (the "Circular").

3. Sale of Properties to ART

The Company and other members of the Ascott Group (as defined below) have on 20 January 2006 entered into various put and call option and sale and purchase agreements ("Sale and Purchase Agreements") with the Trustee, as the trustee of ART, pursuant to which, subject to the approval of the shareholders of the Company ("Shareholders") being obtained at an extraordinary general meeting (the "EGM"), the Company and other members of the Ascott Group (as defined below) agreed to sell to ART their entire interests in the following properties (the "Properties"):-

(a) Somerset Liang Court Property;
(b) Somerset Grand Cairnhill;
(c) The Ascott, Jakarta;
(d) Somerset Grand Citra;
(e) Country Woods;
(f) Somerset Millennium;
(g) Somerset Salcedo Property;
(h) The Ascott, Beijing;
(i) Somerset Grand Fortune Garden Property;
(j) Somerset Xu Hui;
(k) Somerset Ho Chi Minh City; and
(l) Somerset Grand Hanoi.

Further details of the Properties are set out in the Circular. The total appraised values of the Properties as at 15 December 2005 was approximately $925.1 million, based on the average of the two valuations of the Properties undertaken by the independent valuers (the "Independent Valuers") appointed by the Manager and the Trustee.

Somerset Liang Court Property and Somerset Grand Cairnhill (the "Singapore Properties") will be sold directly to ART while the remaining ten Properties which are located overseas will be sold by way of sale of shares in the various entities (the "Sale Shares") which own, directly or indirectly, these Properties (the "Property Holding Companies"). The aggregate sale price of approximately $662.5 million (the "Sale Price") is based on the appraised values of the Singapore Properties, the net asset values of the Sale Shares (which are pegged to the appraised values of their underlying Properties) and the shareholders' loans extended to the Property Holding Companies by the vendors of the Sale Shares and/or their related companies, with post-completion adjustments as provided in the Sale and Purchase Agreements. The Sale Price was arrived at on a willing-buyer and willing-seller basis and will be satisfied in part by the issuance of 454,000,000 new units in ART (the "Units") to the Company at an issue price of $1.32 per Unit, which is the net asset value per Unit before transactional costs, and the balance consideration to be satisfied by the payment of cash of approximately $63.2 million.

The completion of the Sale and Purchase Agreements is conditional upon, *inter alia*,

(a) the Sale of Properties having been approved by the Shareholders;

(b) there being no compulsory acquisition or notice of intended acquisition by any of the relevant authorities affecting any part of the Property in question; and

(c) the receipt by the Trustee of such third party or governmental consents or approvals as may be required for the transfer of the relevant Singapore Property or Sale Shares to the Trustee.

Barring any unforeseen circumstances, the completion of the Sale and Purchase Agreements is expected to take place no later than 6 March 2006.

4. Preferential Offering

Upon the completion of the Sale and Purchase Agreements and the issuance of 454,000,000 Units in ART to the Company pursuant thereto, the Company intends, subject to Shareholders' approval being obtained, to offer its entitled Shareholders up to 75% of the Units that it owns in ART through a preferential offering ("Preferential Offering") on a renounceable basis of 200 Units for every 1,000 shares of the Company held on a books closure date (to be determined and announced at a later date) at a preferential offering sale price of $0.68 per Unit ("Preferential Offering Sale Price"), which represents a discount of 48.1% to the net asset value per Unit of $1.31. At the Preferential Offering Sale Price, it translates to a yield of approximately 9.0% and 9.45% based on the forecast distribution of 6.11 cents per Unit and a projected distribution of 6.43 cents per Units respectively in respect of the periods from 1 January 2006 to 31 December 2006 and 1 January 2007 to 31 December 2007. J.P. Morgan (S.E.A.) Limited ("JP Morgan") has committed to underwrite the Preferential Offering, subject to a definitive underwriting agreement to be executed prior to the registration of the prospectus of ART. As CapitaLand Limited ("CapitaLand") has given an irrevocable undertaking to acquire all the Units it would be entitled to purchase at the Preferential Offering Sale Price pursuant to the Preferential Offering, the Units relating thereto will not be underwritten.

Where a Shareholder's entitlement to acquire Units under the Preferential Offering is other than an integral multiple of 1,000 Units, such Shareholder may, if applicable, elect to purchase such additional number of Units (the "Additional Units") which results in an integral multiple of 1,000 Units.

To demonstrate its commitment to ART, the Company will retain at least 25% and up to approximately 30% of the issued Units in ART. Under the Preferential Offering, the Company

will initially retain 30% of the issued Units in ART and will make available up to 5.0% of the issued Units to satisfy applications for the Additional Units.

The Company has agreed with JP Morgan that it will not, without the prior written consent of the underwriter (such consent not to be unreasonably withheld or delayed), directly or indirectly, offer, sell or contract to sell or otherwise dispose of any or all of the Units held by it after the Listing, for a period of 180 days commencing from and including the date of admission of ART to the Official List of SGX-ST (the "Listing"). CapitaLand, in respect of the Units it has undertaken to acquire pursuant to the Preferential Offering, will not, directly or indirectly, offer, sell or contract to sell or otherwise dispose of any of any such Units for a period of 180 days.

Upon Listing, all the Units will be traded through the book-entry (scripless) settlement system of the SGX-ST. The Units are expected to commence trading no later than early April 2006.

The Board is pleased to announce that it has on 19 January 2006 received the eligibility-to-list letter from the SGX-ST in respect of the proposed listing of ART on the main board of the SGX-ST. The eligibility-to-list letter is not an indication of the merits of the Units, ART, the Preferential Offering or the Capital Reduction (as defined below). A prospectus of ART in connection with the Preferential Offering, containing details on ART including the Properties, the risk factors and distribution policy will be lodged with the Monetary Authority of Singapore in due course. In the meantime, Shareholders are advised to refrain from taking any action in relation to their shares in the Company which may be prejudicial to their interests until they or their advisers have considered the information in the prospectus.

Assuming the sale of 340,500,000 Units at the Preferential Offering Sale Price, the net proceeds from the Preferential Offering after deducting underwriting commissions and other estimated expenses relating to the Preferential Offering is approximately $225.7 million. Together with the estimated cash proceeds of $63.2 million from the Sale of Properties after deducting estimated expenses, the net proceeds from the Sale of Properties and the Preferential Offering is approximately $288.9 million ("Net Proceeds"). The Company intends to use the Net Proceeds to pursue accretive investment opportunities, including development of high-quality serviced residences and rental housing properties in strategic locations and for the acquisition of properties which may be converted into serviced residences or rental housing properties. The Company will incubate these assets, enhance its yield, and divest these assets subsequently to ART under a right of first refusal granted to ART by the Company. For the immediate term, as the Company continually assesses and evaluates suitable investments, it is expected that the Net Proceeds will be applied to reduce borrowings to achieve interest savings.

Based on the latest announced unaudited financial information of the Group (as defined below) as at 31 December 2005, a gain on disposal of approximately $48.9 million will be recorded on the assumption that the Company holds 30% of the issued Units. This relates to a one-off realisation of certain revaluation reserves and foreign currency translation reserves following the Sale of Properties as the Sale Price was higher than the historical cost of the Singapore Properties and investments in the Property Holding Companies on a portfolio basis.

5. Financial Effect of the Sale of Properties, the Preferential Offering and the Capital Reduction

The unaudited pro forma financial effects of the Sale of Properties, Preferential Offering and Capital Reduction on selected financial measures and ratios of the Company, its subsidiaries, associates and jointly controlled entities (the "Ascott Group" or the "Group") are set out below, and have been computed using the latest announced unaudited consolidated financial information of the Group, on the basis that (i) the Sale of Properties, Preferential Offering and Capital Reduction are accounted for in the Group's accounts at net book value, (ii) the Sale of

Properties, Preferential Offering and Capital Reduction had taken place; and (iii) the Group has retained 30% interest in ART.

(a) for the purposes of the balance sheet, on 31 December 2005, being the date to which the latest announced unaudited financial information of the Group were made up; and

(b) for the purposes of the profit and loss accounts, on 1 January 2005, being the start of the financial year of the latest announced unaudited financial information of the Group.

As these financial effects are based on the Company's latest announced unaudited consolidated financial information for FY2005 and are presented for illustration purposes only, they will not reflect the future financial position of the Group following completion of the Sale of Properties, Preferential Offering and Capital Reduction in 2006.

	Before the Sale of Properties, Preferential Offering and Capital Reduction ($'000)	**After the Sale of Properties, Preferential Offering and Capital Reduction, before one-off adjustments ($'000)**	**After the Sale of Properties, Preferential Offering and Capital Reduction, after one-off adjustments ($'000)**
Profit & Loss Account			
EBIT	121,525	95,348	139,121
PATMI	41,915	41,026	84,799
EPS (basic) (cents)	2.68	2.62	5.42
EPS (fully diluted) (cents)	2.65	2.59	5.35
Balance Sheet			
Issued share capital	314,416	257,941	257,941
Share premium account	294,276	242,480	242,480
Capital reduction reserve	95,136	-	-
Shareholders' equity	1,267,072	1,061,996	1,056,128
Total assets	2,781,014	2,003,504	1,997,636
NTA	1,238,100	1,033,024	1,027,156
NTA per Share ($)	0.79	0.66	0.65
Total borrowings	1,119,655	629,923	629,923
Cash and cash equivalents	101,177	86,306	80,438
Net borrowings	1,018,478	543,617	549,485
Financial Ratios			
ROA	3.95%	4.09%	6.35%
ROE	3.35%	3.79%	7.89%
Debt equity ratio	0.73	0.48	0.49
Interest cover ratio	3.1	4.5	6.3

Detailed unaudited pro forma financial statements of the Group after the Sale of Properties, Preferential Offering and Capital Reduction are set out in the Circular.

6. **Chapter 10 of the Listing Manual**

Chapter 10 of the Listing Manual sets out the continuing listing obligations of the Company in respect of acquisitions and divestments. Under Rule 1014 of the Listing Manual, Shareholders' approval must be sought for "major transactions". Rule 1006 sets out the computation for relative figures. Shareholders' approval is required if any of the relative figures computed on the bases set out in Rule 1006 exceeds twenty per cent (20%) as such a transaction is classified as a "major transaction".

The Sale of Properties to ART followed by the close of the Preferential Offering will see the Company divesting effectively up to 75% of the ownership of the Singapore Properties and the Property Holding Companies to ART which will become an associated entity of the Group. The relative figures for the proposed transaction computed on the above bases are as follows:

(a) Net asset value test

The relative figures that were computed on the basis set out in Rule 1006(a) of the Listing Manual are set out below:

The consolidated net asset value of the Singapore Properties and the Property Holding Companies as at 31 December 2005 was $662.5 million and constitutes approximately 52.3% of the net asset value of the Group of $1,267.1 million, based on the latest announced unaudited financial information of the Group as at 31 December 2005.

(b) Net profit test

The relative figures that were computed on the basis set out in Rule 1006(b) of the Listing Manual are set out below:

The pro forma consolidated net profit before income tax, minority interests and extraordinary items ("Net Profits") of the Singapore Properties and the Property Holding Companies for the financial year ended 31 December 2005 was $35.1 million and constitutes approximately 52.0% of the net profits of the Group of $67.5 million, based on the latest announced unaudited financial information of the Group for the financial year ended 31 December 2005.

(c) Market capitalisation test

The relative figures that were computed on the basis set out in Rule 1006(c) of the Listing Manual are set out below:

The aggregate consideration of $662.5 million to be received by the Company for the Sale of Properties constitutes approximately 52.7% of the market capitalisation of the Company of $1,257.8 million, based on the weighted average price of the Company's shares transacted on 19 January 2006, being the last market day preceding the date of this Announcement.

By virtue of the above, the sale of Properties and the Preferential Offering is therefore deemed a "major transaction" and is subject to the approval of the shareholders of the Company.

7. **Capital Reduction**

Pursuant to the Preferential Offering, the Company would be selling up to 340,500,000 Units to Shareholders for approximately $231.5 million in gross proceeds when the net asset value

of the assets represented by these Units is approximately $449.5 million. After the close of the Preferential Offering, the Company will, subject to the conditions set out below, undertake a capital reduction exercise ("Capital Reduction") to cancel up to $218.0 million of the shareholders' equity of the Company such that it will match the differential amount, that is, the difference in the net asset value of the assets represented by the Units to be sold by the Company pursuant to the Preferential Offering and the gross proceeds received by the Company from the same exercise.

The proposed Capital Reduction is subject to, *inter alia*, the following:-

(a) the approval of the Shareholders for the Capital Reduction being obtained at the EGM;

(b) the Capital Reduction being approved and confirmed by the Singapore High Court under section 78G of the Companies Act (Chapter 50) of Singapore (the "Act") (which will come into force on 30 January 2006);

(c) a copy of the Order of Court approving the Capital Reduction and a notice containing the reduction information as defined under section 78A(4) of the Act (which will come into force on 30 January 2006) being electronically filed with the Accounting and Corporate Regulatory Authority of Singapore ("ACRA") by the Company; and

(d) the recording of the information described in paragraph (c) above by the Registrar of Companies in the appropriate register kept by the ACRA.

8. Rationale for the Sale of Properties, Preferential Offering and Capital Reduction

(a) **Transforming the Group's business model into an integrated platform for growth**: The creation of ART will transform the Group's serviced residence business model into an integrated platform which would enable the Group to expand its portfolio to 25,000 serviced residence units by 2010 with accretive earnings and yield growth. ART will be an asset-owning vehicle focused on delivering stable and growing distributions and acquiring yield-accretive serviced residences or rental housing properties in the Pan-Asian Region. As a real estate investment trust ("REIT"), ART will also be a more capital-efficient asset-owning vehicle.

The Group intends to apply proceeds arising from the sale of the Properties and the Preferential Offering to pursue attractive investment opportunities in high growth Asian markets. Beyond its core serviced residence management activities, the Group will act as "incubator" to nurture and develop high-quality serviced residences which may potentially be acquired by ART.

Ascott has granted a right of first refusal to ART over future sales of properties used, or predominantly used, as serviced residences or rental housing properties in the Pan-Asian Region (the "Right of First Refusal to Pan-Asian Properties"). The Group will also have a reciprocal right of first refusal to provide serviced residence management services to those assets acquired by ART from the Group under the Right of First Refusal to Pan-Asian Properties. Through this integrated platform, the Group will be able to grow its serviced residence management business and expand its managed portfolio in tandem with the growth of ART.

(b) **Accelerating profitable growth through increased fee-based income**: With the establishment of ART, the Company will have additional fee-based income. Through serviced residence management companies, which are wholly-owned subsidiaries of the Company, the Group will retain the management contracts to manage and continue to derive serviced residence management fee income from the Properties injected into ART. In addition, the Manager is a wholly-owned subsidiary of the Company and will receive REIT management fees for providing management

services to ART. In addition, the Manager will also earn acquisition fees and divestment fees for successful acquisitions and disposal of properties, respectively, on behalf of ART. The management fee, acquisition fee and divestment fee received by the Manager which are in addition to the serviced residence management fees received by the Group, will create a new source of income for the Group.

(c) **Enhancing capital productivity and improve ROA and ROE:** The Sale of Properties to ART will enhance the capital productivity of the Company as returns on assets ("ROA") will be increased after the Sale of Properties, Preferential Offering and Capital Reduction due to gains on divestment of the Properties, reduced ownership of capital-intensive investment properties whilst continuing to earn 100% of the fee income from the management of the Properties. Similarly, returns on equity ("ROE") will improve and earnings per share of the Company will increase after the Sale of Properties, Preferential Offering and Capital Reduction.

(d) **Income to the Group from the retained holdings in ART**: As the Company will be retaining at least 25% of the issued Units in ART after the Preferential Offering, the Company will receive significant and regular streams of income from ART.

9. Proposed Modifications to the Ascott Share Option Plans

The Company is also taking the opportunity to propose, for Shareholders' approval, certain modifications to the provisions of The Ascott Share Option Plan, the Ascott Performance Share Plan and Ascott Restricted Share Plan (collectively, the "Ascott Share Plans") to bring them in line with current market practice. Please refer to the Circular for details on the proposed modifications.

10. Shareholders' Circular

In connection with the Sale of Properties to ART, the Preferential Offering, the Capital Reduction and proposed modifications to the Ascott Share Plans, the Circular, together with a notice of EGM, will be despatched to the Shareholders in connection with an EGM to be held on 13 February 2006 at 168 Robinson Road, Capital Tower, STI Auditorium, Level 9, Singapore 068912 at 11.30 a.m. to obtain Shareholders' approval for the following:-

(a) the proposed Sale of Properties to ART;

(b) the proposed Preferential Offering;

(c) the proposed Capital Reduction; and

(d) the proposed modification to The Ascott Share Plans.

CapitaLand, a controlling Shareholder of the Company, has given an irrevocable undertaking to vote in favour of the proposed resolutions at the EGM.

11. Interest of Directors and Substantial Shareholders

As at the date of this Announcement, the Directors' interests in the share capital of the Company are as follows:-

Name of Director	- Direct Interest - No. of Issued Shares	%	- Indirect Interest - No. of Issued Shares	%	Number of Shares comprised in outstanding Share Options granted by the Company
Lim Chin Beng	200,000	0.01	-	-	800,000
Liew Mun Leong	-	-	365,500	0.02	407,500
Ong Ah Luan Cameron	614,410	0.04	4,650	0.0003	3,600,000
S Chandra Das	300,000	0.20	-	-	265,000
Goh Hup Jin	-	-	2,458,000	0.16	270,000
Richard Edward Hale	100,000	0.01	-	-	650,000
Kee Teck Koon	529,000	0.03	-	-	2,110,000
Lim Jit Poh	100,000	0.01	-	-	540,000
MG Lim Kim Choon	-	-	-	-	-
Stephen Pan Yue-Kuo	-	-	-	-	-
Wong Chin Huat, David	-	-	-	-	220,000
Lui Chong Chee (Alternate to Mr. Liew Mun Leong)	-	-	-	-	240,000

As at the date of this Announcement, the substantial Shareholders' interests in the share capital of the Company are as follows:-

Name of Substantial Shareholder	- Direct Interest - No. of Issued Shares	%	- Indirect Interest - No. of Issued Shares	%	- Total Interest - No. of Issued Shares	%
Somerset Capital Pte Ltd[(1)]	648,478,729	41.24	-	-	648,478,729	41.24
Somerset Land Pte Ltd[(1)]	273,224,256	17.38	-	-	273,224,256	17.38
Areca Investment Pte Ltd[(1)]	146,143,031	9.29	-	-	146,143,031	9.29
CapitaLand Limited[(1)]	-	-	1,067,846,016	67.92	1,067,846,016	67.92
Temasek Holdings (Private) Limited[(2)]	-	-	1,067,846,016	67.92	1,067,846,016	67.92

Notes:

(1) Somerset Capital Pte Ltd ("SCPL"), Somerset Land Pte Ltd ("SLPL"), and Areca Investment Pte Ltd ("AIPL") are wholly-owned subsidiaries of CapitaLand. Accordingly, CapitaLand is deemed through its interest in

SCPL, SLPL and AIPL to have an interest in their aggregate holdings of 1,067,846,016 shares by virtue of Section 7 of the Act.

(2) CapitaLand is an associated company of Temasek Holdings (Private) Limited ("Temasek"). Accordingly, Temasek is deemed through its interest in CapitaLand to have an interest in the 1,067,846,016 shares in which CapitaLand is interested by virtue of Section 7 of the Act.

The Directors and substantial Shareholders of the Company, as Shareholders of the Company, will be offered Units in ART under the Preferential Offering. Save as disclosed above, none of the Directors or substantial Shareholders of the Company has any interest, direct or indirect, in the Sale of the Properties, Preferential Offering and Capital Reduction.

The Company will make further announcements on the Listing, the Preferential Offering and/or the Capital Reduction as and when appropriate.

By Order of the Board

Hazel Chew / Doreen Low
Joint Company Secretaries
20 January 2006

IMPORTANT NOTICE

The information contained in this Announcement does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in ART ("Units") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

The information in this Announcement is qualified in its entirety by, and is subject to, the more detailed information to be set out in the final prospectus ("Prospectus") to be registered by the Monetary Authority of Singapore (the "Authority"). The information presented in this Announcement is subject to change. After registration of the prospectus by the Authority, copies of the Prospectus relating to the Preferential Offering may be obtained, subject to availability, from J.P Morgan (S.E.A.) Limited and, where applicable, from members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore. The Prospectus is expected to be available in or around March 2006. Anyone wishing to purchase the Units should read the Prospectus before deciding whether to purchase the Units and will need to make an application in the manner set out in the Prospectus.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations or, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in the Units will be subject to investment risks, including the possible loss of the principal amount invested. Investors will have no right to request that the Manager redeem or purchase the Units while the Units are listed. It is intended that holders or units ("Unitholders") may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement is not an offer of securities in the United States. The Units will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States, Japan or Canada or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act ("Regulation S"). The Units may be offered and sold outside the United States to non-U.S. persons in reliance on Regulation S. A potential investor should read the Prospectus before deciding whether to purchase the Units. Any decision to purchase the Units should be made solely on the basis of information contained in the Prospectus and no reliance should be placed on any information other than that contained in the Prospectus.

This Announcement may contain forward-looking statements that involve risks and uncertainties. Any actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Under no circumstances should the inclusion of such information herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by the Manager, the Trustee or the Company or any other person or that these results will be achieved or are likely to be achieved. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Company's current view of future events.

The forecasted yields are presented on an annualised basis and are calculated based on the Preferential Offering Sale Price per Unit. The assumptions underlying the forecasted yields will be described in detail in the Prospectus. Potential investors are advised to read the Prospectus carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market price higher or lower than the Preferential Offering Sale Price per Unit specified in the Prospectus. The forecast financial performance of ART is not guaranteed and there is no certainty that it can be achieved. Potential investors should read the whole of the Prospectus for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of ART.

As of the date of this Announcement, ART is not listed on the SGX-ST. When ART is listed, an investment in ART will involve risks, including without limitation, risks relating to the Properties, risks relating to ART's operations and risks relating to investing in real estate. Readers of this Announcement as well as all prospective investors in the Units should read the Prospectus when it is available before taking any action in respect of the Units or deciding whether to purchase the Units on the secondary market.

Neither this Announcement, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S). It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The Units will not be registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of securities in the United States.





January 20, 2006
For Immediate Release

NEWS RELEASE

ASCOTT TO LAUNCH ASCOTT RESIDENCE TRUST (ART) – THE FIRST PAN-ASIAN SERVICED RESIDENCE REIT

ART's initial portfolio comprises 12 Pan-Asian properties valued at S$856 million

The Ascott Group (Ascott) will soon launch the first Pan-Asian serviced residence real estate investment trust (REIT), named Ascott Residence Trust (ART). ART's initial portfolio valued at S$856 million comprises 12 of Ascott's serviced residences strategically located in key high-growth Pan-Asian gateway cities where Ascott has leadership presence. The 12 properties, with a total of 2,068 units, are located in Singapore, China, Indonesia, the Philippines and Vietnam. These countries are enjoying rising gross domestic product (GDP) and foreign direct investments (FDI), two key growth drivers for the serviced residence industry.

ART units will be offered as a preferential offering exclusively to Ascott shareholders at an attractive distribution yield of 9% compared to the S-REIT sector average yield of about 5%. Under this offering to be approved at an Extraordinary General Meeting (EGM), Ascott's shareholders will have the exclusive opportunity to subscribe up to 75% of ART's units while the remaining units will be held by Ascott. ART's units will be offered to Ascott's shareholders at a preferential offer price of S$0.68 per unit which is a significant discount of 48.1% to net asset value per unit of S$1.31.

Under the proposed arrangement, for every 1,000 Ascott shares which a shareholder owns, the shareholder will be entitled to subscribe for 200 ART units at the preferential offer price. If the shareholder takes up this entitlement of ART units, the shareholder will own 1,000 Ascott shares and 200 ART units. Shareholders have several options; they may subscribe for their entitled ART units, apply for additional ART units up to board lots, apply for excess ART units or, cash out their entitlements.

The setting up of ART is a significant and beneficial transformation of Ascott's business model. Ascott will have an integrated platform; ART will be a capital-efficient, asset-owning vehicle and acquisition platform while Ascott will focus on strengthening the global brand, growing fee-based income, and incubating new serviced residences and rental housing properties. ART has been given the right of first refusal over acquisition of properties owned or to be owned by Ascott in the Pan-Asian region.

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N° 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

ART will focus on delivering stable and growing dividends by acquiring high-yield serviced residences or rental housing properties in the Pan-Asian region. ART will grow its portfolio through acquisition of properties from Ascott and third parties. Ascott's shareholders who subscribe to ART units will therefore enjoy a stable and growing distribution of profits.

Mr Lim Chin Beng, Chairman of Ascott said: "The setting up of ART is an innovative initiative that will unlock shareholder value and propel Ascott towards its objective of growing its global portfolio from the current 15,500 serviced residence units to 25,000 units by 2010. With an integrated business model, Ascott will also be in a better and stronger position to achieve its next level of growth beyond 2010."

Said Mr Liew Mun Leong, Ascott's Deputy Chairman and President and CEO of its parent company, CapitaLand Group: "CapitaLand fully supports the launch of the Ascott Residence Trust or ART. We have given our irrevocable undertaking to vote in favour of this transaction at Ascott's upcoming EGM and would be subscribing to our full entitlement of the ART units under the preferential offering."

"For both shareholders of CapitaLand and Ascott, this is yet another move to unlock shareholder value and to improve capital productivity within the CapitaLand Group. We believe that ART will be as successful as our two other REITS, CapitaMall Trust and CapitaCommercial Trust, where unit-holders have enjoyed a stable distribution of profits."

Ascott's Managing Director and CEO, Mr Cameron Ong said: "Ascott is committed to bringing enhanced returns to our shareholders and the setting up of ART is another demonstration of our commitment. We are also offering Ascott's shareholders the exclusive right to buy ART at an attractive yield of 9% at the preferential offer price, which is above the S-REIT market sector average yield of about 5%."

"We see Asia leading global economic growth. ART is the first of its kind in the Pan-Asian region. With ART's portfolio comprising prime properties in the region, it is an investment vehicle that is well-positioned to tap on this growth. ART will also be able to capitalise on Ascott's deep familiarity with the Asian region, its leadership presence and strong network of relationships to identify acquisition opportunities and achieve maximum operating efficiencies for the properties," added Mr Ong.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with about 15,500 serviced residence units in key cities of Europe, Asia Pacific, and the Middle East.

Ascott's global presence spans over 41 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi,

Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia/New Zealand as well as Dubai in the Middle East.

Headquartered in Singapore, The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group operates three brands – The Ascott, Somerset and Citadines. Its achievements have been recognised internationally; it has clinched numerous prestigious awards including Korea Times' 'Best International Brand (Serviced Residence)' by Somerset Palace Seoul, 'Best Accommodation' by The Ascott Metropolis Auckland in the 2005 World Travel Awards, TTG Asia Media's Best Serviced Residence Operator award and the Business Traveller's 2005 Best Serviced Residence Brand and Best Serviced Residence in Asia Pacific awards. For a full list of these awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 17 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on Ascott property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

FOR MEDIA:
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

FOR ANALYST:
Cheong Kwok Mun, Vice President, Investor Relations
Tel: (65) 6586 7233 Hp: (65) 9068 8465 Email: cheong.kwokmun@the-ascott.com

Lilian Goh, Manager, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 97955 225 Email: lilian.goh@the-ascott.com

---

IMPORTANT NOTICE

The information contained in this press release does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in ART ("Units") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

The information in this press release is qualified in its entirety by, and is subject to, the more detailed information to be set out in the final prospectus ("Prospectus") to be registered by the Monetary Authority of Singapore (the "Authority"). The information presented in this press release is subject to change. After registration of the prospectus by the Authority, copies of the Prospectus relating to the Preferential Offering may be obtained, subject to availability, from J.P Morgan (S.E.A.) Limited and, where applicable, from members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore. The Prospectus is expected to be available in or around March 2006. Anyone wishing to purchase the Units should read the Prospectus before deciding whether to purchase the Units and will need to make an application in the manner set out in the Prospectus.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations or, deposits in, or guaranteed by, ART Management Limited (to be renamed Ascott Residence Trust Management Limited), as the manager of ART (the "Manager"), or any of its affiliates. An investment in the Units will be subject to investment risks, including the possible loss of the principal amount invested. Investors will have no right to request that the Manager redeem or purchase the Units while the Units are listed. It is intended that holders or units ("Unitholders") may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This press release is not an offer of securities in the United States. The Units will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States, Japan or Canada or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act ("Regulation S"). The Units may be offered and sold outside the United States to non-U.S. persons in reliance on Regulation S. A potential investor should read the Prospectus before deciding whether to purchase the Units. Any decision to purchase the Units should be made solely on the basis of information contained in the Prospectus and no reliance should be placed on any information other than that contained in the Prospectus.

This press release may contain forward-looking statements that involve risks and uncertainties. Any actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Under no circumstances should the inclusion of such information herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by the Manager, DBS Trustee Ltd, as trustee of ART or The Ascott Group Limited or any other person or that these results will be achieved or are likely to be achieved. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Company's current view of future events.

The forecasted yields are presented on an annualised basis and are calculated based on the preferential offering sale price ("Preferential Offering Sale Price") per Unit. The assumptions underlying the forecasted yields will be described in detail in the Prospectus. Potential investors are advised to read the Prospectus carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market price higher or lower than the Preferential Offering Sale Price per Unit specified in the Prospectus. The forecast financial performance of ART is not guaranteed and there is no certainty that it can be achieved. Potential investors should read the whole of the Prospectus for detail of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of ART.

As of the date of this press release, ART is not listed on the SGX-ST. When ART is listed, an investment in ART will involve risks, including without limitation, risks relating to the Properties, risks relating to ART's operations and risks relating to investing in real estate. Readers of this press release as well as all prospective investors in the Units should

read the Prospectus when it is available before taking any action in respect of the Units or deciding whether to purchase the Units on the secondary market.

Neither this press release, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S). It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The Units will not be registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

This document, and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Rose Kong
Designation *	Company Secretary
Date & Time of Broadcast	25-Jan-2006 12:37:43
Announcement No.	00020

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited – "(1) 2005 Full Year Financial Statement & Distribution Announcement; and (2) CCT outperforms forecast by 11%"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust, has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by CCTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0K** (2048K size limit recommended)

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2005 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

SUMMARY OF CCT RESULTS (ACTUAL VS FORECAST)

	2H 2005	FY 2005	29 April 2005 to 31 December 2005			
	Actual S$'000	Actual S$'000	Actual S$'000	Forecast[1] S$'000	Favourable / (Unfavourable) S$'000	%
Gross Revenue	58,893	115,131	79,099	75,667	3,432	5
Net Property Income	42,999	84,252	57,818	55,744	2,074	4
Net Income	32,689	61,907	43,006	39,429	3,577	9
Taxable Income	32,073	61,334	42,341	39,703	2,638	7
Distributable Income	**32,073[2]**	**59,872[2]**	**41,828[2]**	**37,718[3]**	**4,110**	**11**
Distribution Per Unit (cents)						
For period	**3.57¢**	**6.81¢**	**4.66¢**	**4.21¢**	**0.45¢**	**11**
Annualised	**7.08¢**	**6.81¢**	**6.88¢**	**6.22¢**	**0.66¢**	**11**

Footnotes

(1) The forecast for the period 29 April 2005 to 31 December 2005 is the forecast shown in the Offer Information Statement dated 21 April 2005 ("OIS") for the equity fund raising to acquire HSBC Building.

(2) The distributable income to unitholders is based on 95% of the taxable income available for distribution to unitholders for the period 1 January 2005 to 30 June 2005 and 100% of the taxable income available for distribution to unitholders from 1 July 2005 to 31 December 2005.

(3) The distributable income to unitholders is based on 95% of the taxable income available for distribution to unitholders.

Refer to Section 9 for the details.

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	1 July 2005 to 31 December 2005
Distribution Type	Income
Distribution Rate	3.57 cents per unit
Books Closure Date	6 February 2006
Payment Date	28 February 2006

INTRODUCTION

CapitaCommercial Trust (CCT) was established under a Trust Deed dated 6 February 2004 entered into between CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CCT), as amended by a First Supplemental Deed dated 15 July 2005.

CCT acquired Capital Tower, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park on 23 February 2004 through acquiring all the shares in the respective companies which owned each of the properties. CCT agreed with the vendors of these property holding companies that the income of the property holding companies up to and including 29 February 2004 will accrue to the respective vendors. These six property holding companies subsequently commenced liquidation and the respective properties were transferred to CCT as distribution in specie on 1 March 2004. Separately, on 1 March 2004, CCT acquired 6 Battery Road.

All the units were listed on Singapore Exchange Securities Trading Limited (the "SGX-ST") since the commencement of "when issued" trading in the Units on 11 May 2004. The Units began trading on a "ready" basis on the SGX-ST on 17 May 2004.

CCT acquired and added HSBC Building to its portfolio on 29 April 2005. As at 31 December 2005, CCT's portfolio comprise of 8 properties, namely Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

The distributable income to unitholders has increased to 100% of the taxable income available for distribution to unitholders with effect from 1 July 2005. Prior to that, the distributable income to unitholders was based on 95% of taxable income.

The comparative prior period financial results for the period up to 31 December 2004 is only for income derived for the period of 1 March 2004 to 31 December 2004 as CCT's acquisition of the initial seven properties were completed on 1 March 2004.

1(a)(i) Statement of Total Return & Distribution Statement (4Q 2005 vs 4Q 2004)

(For a review of the performance, please refer to paragraph 8 on page 18)

	4Q 2005 S$'000	4Q 2004 S$'000	Change %
Statement of Total Return			
Gross rental income	26,142	23,945	9
Car park income	2,509	1,952	29
Other income	1,120	1,306	(14)
Gross revenue	**29,771**	**27,203**	**9**
Property management fees	(583)	(569)	3
Property tax	(1,728)	(2,110)	(18)
Other property operating expenses[1]	(6,758)	(6,058)	12
Property operating expenses	**(9,069)**	**(8,737)**	**4**
Net property income	**20,702**	**18,466**	**12**
Interest income	232	99	134
Manager's management fees	(1,487)	(1,299)	15
Trust expenses	244	396	(38)
Borrowing costs	(4,199)	(3,712)	13
Gain from remeasurement of derivatives	1,050	-	Nm
Net income	**16,542**	**13,950**	**19**
Net surplus/(deficit) on value of investments			
Revaluation surplus/(deficit)[2]	5,562	(121,882)	105
Net surplus/(deficit) on value of investments	**5,562**	**(121,882)**	105
Total return for the period before tax	**22,104**	**(107,932)**	**121**
Income tax	-	(141)	100
Total return for the period after tax	**22,104**	**(108,073)**	**121**

	4Q 2005 S$'000	4Q 2004 S$'000	Change %
Distribution Statement			
Net income	**16,542**	**13,950**	**19**
Net tax adjustments[3]	(735)	124	(693)
Taxable income available for distribution to unitholders	**15,807**	**14,074**	**12**
Distributable income to unitholders[4]	**15,807**	**13,370**	**18**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	4Q 2005 S$'000	4Q 2004 S$'000	Change %
Depreciation and amortization*	65	40	63
Allowance for doubtful debts and bad debts written off	-	3	(100)

* Amortization refers to the amortization of tenancy works.

(2) This relates to the surplus/(deficit) on revaluation of the investment properties.

(3) Included in the net tax adjustments are the following:

	4Q 2005 S$'000	4Q 2004 S$'000	Change %
Non-tax deductible/(chargeable) items :			
Trustee's fees	67	64	5
Temporary differences and other adjustments	(802)	60	(1,437)
Net tax adjustments	(735)	124	(693

(4) The distributable income to unitholders for the period after the *distribution in specie* ie. 15 May 2004 to 30 June 2005 was based on 95% of the taxable income available for distribution to unitholders. With effect from 1 July 2005, the distributable income to unitholders is based on 100% of the taxable income available for distribution to unitholders.

Nm – not meaningful

1(a)(ii) Statement of Total Return & Distribution Statement (FY 2005 vs FY 2004)

(For a review of the performance, please refer to paragraph 8 on page 18)

	FY 2005[1] S$'000	FY 2004[2] S$'000	Change %
Statement of Total Return			
Gross rental income	100,179	79,110	27
Car park income	9,844	7,197	37
Other income	5,108	3,715	37
Gross revenue	**115,131**	**90,022**	**28**
Property management fees	(2,451)	(1,974)	24
Property tax	(7,723)	(6,982)	11
Other property operating expenses[3]	(20,705)	(17,212)	20
Property operating expenses	**(30,879)**	**(26,168)**	**18**
Net property income	**84,252**	**63,854**	**32**
Interest income	682	147	364
Manager's management fees	(5,623)	(4,443)	27
Trust expenses	(2,644)	(1,084)	144
Borrowing costs	(16,004)	(11,743)	36
Gain from remeasurement of derivatives	1,244	-	Nm
Net income	**61,907**	**46,731**	**33**
Net surplus/(deficit) on value of investments			
Net realized loss on liquidation of subsidiaries[4]	-	(2,687)	100
Revaluation surplus/(deficit)[5]	5,562	(121,882)	105
Net surplus/(deficit) on value of investments	**5,562**	**(124,569)**	**105**
Total return for the year/period before tax	**67,469**	**(77,838)**	**187**
Income tax[6]	(292)	(2,692)	89
Total return for the year/period	**67,177**	**(80,530)**	**183**

Distribution Statement

	FY 2005 S$'000	FY 2004 S$'000	Change %
Net income	**61,907**	**46,731**	**33**
Net tax adjustments[7]	(573)	101	(667)
Taxable income available for distribution to unitholders	**61,334**	**46,832**	**31**
Distributable income to unitholders[8]	**59,872**	**45,071**	**33**

Footnotes

(1) CCT acquired HSBC Building on 29 April 2005.

(2) CCT was established on 6 February 2004 but the acquisition of the initial seven properties was completed on 1 March 2004. Hence, the income recorded for Year 2004 relates only to the income for the period of 1 March 2004 to 31 December 2004.

(3) Included as part of the other property operating expenses are the following:

	FY 2005 S$'000	FY 2004 S$'000	Change %
Depreciation and amortization*	247	129	92
Allowance for doubtful debts and bad debts written off	(5)	8	(163)

* Amortization refers to the amortization of tenancy works.

(4) This relates to a write-off of stamp duty paid for transfer of the property companies to CCT.

(5) This relates to the surplus/(deficit) on revaluation of the investment properties. For details, to refer to the review of performance on page 17 (paragraph 8(a)(i)).

(6) The income tax provision for 1 March 2004 to 14 May 2004 (Private trust period) is based on 100% of taxable income as tax transparency applies with effect from 15 May 2004 where income tax is provided for the 5% taxable income withheld and not distributed to unitholders. With effect from 1 July 2005, there would not be income tax provision as the distributable income to unitholders is based on 100% of the taxable income available for distribution to unitholders.

(7) Included in the net tax adjustments are the following:

	FY 2005 S$'000	FY 2004 S$'000	Change %
Non-tax deductible/(chargeable) items :			
Trustee's fees	261	165	58
Temporary differences and other adjustments	(834)	(64)	(1,203)
Net tax adjustments	(573)	101	(667)

(8) The distributable income to unitholders for the period after the *distribution in specie* ie. 15 May 2004 is based on 95% of the taxable income available for distribution to unitholders. With effect from 1 July 2005, the distributable income to unitholders is based on 100% of the taxable income available for distribution to unitholders.

Nm – not meaningful

1(b)(i) Balance sheet as at 31 December 2005 vs 31 December 2004

	31 Dec 2005 S$'000	31 Dec 2004 S$'000	Change %
Non-current assets			
Plant and equipment	294	430	(32)
Investment properties	2,076,100[1]	1,918,200	8
Total non-current assets	**2,076,394**	**1,918,630**	**8**
Current assets			
Trade and other receivables	1,518	989	54
Derivative asset	1,244[2]	-	Nm
Cash and cash equivalents	64,197[3]	60,254[4]	7
Total current assets	**66,959**	**61,243**	**9**
Total assets	**2,143,353**	**1,979,873**	**8**
Current liabilities			
Trade and other payables	20,794	16,523	26
Unsecured short term loan	76,000[5]	-	Nm
Provision for taxation	666	374	78
Total current liabilities	**97,460**	**16,897**	**477**
Non-current liabilities			
Interest-bearing borrowings	580,042	580,042	-
Other non-current liabilities	9,505	9,287	2
Total non-current liabilities	**589,547**	**589,329**	**-**
Total liabilities	**687,007**	**606,226**	**13**
Net assets	**1,456,346**	**1,373,647**	**6**
Represented by :			
Unitholders' funds	**1,456,346**	**1,373,647**	**6**

Footnotes

(1) The increase is mainly due to the acquisition of HSBC Building on 29 April 2005.

(2) This relates to the fair value of the 2 forward interest rate swaps.

(3) This includes the distributable income of S$32.1 million for the period of 1 July 2005 to 31 December 2005 which is payable on 28 February 2006.

(4) This includes the distributable income of S$33.5 million for the period of 15 May 2004 to 31 December 2004 which was paid on 28 February 2005.

(5) The 1-year bridging loan facility was drawn down to part finance the acquisition of HSBC Building.

1(b)(ii) Aggregate amount of borrowings and debt securities

	31 Dec 2005 S$'000	31 Dec 2004 S$'000
Secured borrowings		
Amount repayable after one year	580,042	580,042
Unsecured borrowings		
Amount repayable in one year or less, or on demand	76,000	-
	656,042	580,042

Details of any collaterals

As security for the secured borrowings for the initial seven properties[1] ("Initial Investment Properties"), CCT has granted in favour of the lender the following:

(i) a mortgage over the Initial Investment Properties;

(ii) an assignment of the insurance policies relating to the Initial Investment Properties;

(iii) an assignment of all the rights, interest and title of CCT in relation to each of the Share Sale and Purchase Agreements and Property Sale and Purchase Agreements;

(iv) an assignment of the agreements relating to the management of the Initial Investment Properties;

(v) an assignment and charge of the rental proceeds and tenancy agreements of units in the Initial Investment Properties; and

(vi) a fixed and floating charge over certain assets of CCT relating to the Initial Investment Properties.

Footnote

(1) Initial seven properties refer to Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

1(c)(i) Cash flow statement (4Q 2005 vs 4Q 2004)

	4Q 2005 S$'000	4Q 2004 S$'000
Operating activities		
Net income	16,542	13,950
Adjustment for		
Interest income	(232)	(99)
Depreciation of plant and equipment	36	40
Amortization of tenancy works	29	-
Amortization of rent incentives	(801)	78
Allowance for doubtful debts	-	3
Borrowing costs	4,199	3,712
Gain from remeasurement of derivatives	(1,050)	-
Operating income before working capital changes	**18,723**	**17,684**
Changes in working capital		
Trade and other receivables	829	512
Trade and other payables	2,066	1,551
Security deposits	(306)	(6)
Cash generated from operations	**21,312**	**19,741**
Tax paid	-	-
Cash generated from operating activities	**21,312**	**19,741**
Investing activities		
Interest received	232	90
Subsequent expenditure on investment property	(2,589)	(540)
Purchase of plant and equipment	-	(6)
Cash flows from investing activities	**(2,357)**	**(456)**
Financing activities		
Issue expenses	-	(381)
Interest paid	(4,118)	(3,671)
Cash flows from financing activities	**(4,118)**	**(4,052)**
Increase in cash and cash equivalents	**14,837**	**15,233**
Cash and cash equivalents at beginning of period	**49,360**	**45,021**
Cash and cash equivalents at end of period	**64,197**	**60,254**

1(c)(ii) Cash flow statement (FY 2005 vs FY 2004)

	FY 2005[1] S$'000	FY 2004[2] S$'000
Operating activities		
Net income	61,907	46,731
Adjustment for		
Interest income	(682)	(147)
Depreciation of plant and equipment	151	129
Amortization of tenancy works	96	-
Amortization of rent incentives	(422)	196
Allowance for doubtful debts	(5)	8
Borrowing costs	16,004	11,743
Gain from remeasurement of derivatives	(1,244)	-
Operating income before working capital changes	**75,805**	**58,660**
Changes in working capital		
Trade and other receivables	(218)	(1,027)
Trade and other payables	3,325	9,875
Security deposits	803	57
Cash generated from operations	**79,715**	**67,565**
Tax paid	-	(2,318)
Cash generated from operating activities	**79,715**	**65,247**
Investing activities		
Interest received	702	127
Purchase of investment property, acquisition charges and subsequent expenditure	(152,338)	(595,944)
Purchase of plant and equipment	(15)	(118)
Net cash inflow from acquisition of subsidiaries	-	6,761
Cash flows from investing activities	**(151,651)**	**(589,174)**
Financing activities		
Proceeds from issue of new units	78,872	36,204
Interest bearing borrowings	76,000	580,042
Issue expenses	(2,059)	(11,696)
Distribution to unitholders	(61,291)[3]	(9,272)
Interest paid	(15,643)	(11,097)
Cash flows from financing activities	**75,879**	**584,181**
(Decrease)/Increase in cash and cash equivalents	**3,943**	**60,254**
Cash and cash equivalents at beginning of period	**60,254**	**-**
Cash and cash equivalents at end of period	**64,197**	**60,254**

Footnotes

(1) CCT acquired HSBC Building on 29 April 2005.

(2) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the income from 1 March 2004 to 31 December 2004 as there was no income from 6 February 2004 to 29 February 2004.

(3) This comprises the distributable income of S$33.5 million for the period of 15 May 2004 to 31 December 2004 which was paid on 28 February 2005 and the distributable income of S$27.8 million for the period of 1 January 2005 to 30 June 2005 which was paid on 29 August 2005.

1(d)(i) Statement of changes in unitholders' funds (4Q 2005 vs 4Q 2004)

	4Q 2005 S$'000	4Q 2004 S$'000
Balance as at beginning of period	**1,434,242**	**1,481,840**
Operations		
Net increase in net assets resulting from operations	22,104	(108,073)
Unitholders' transactions		
Issue expenses	-	(120)
Net (decrease) / increase in net assets resulting from unitholders' transactions	**-**	**(120)**
Total (decrease) / increase in net assets	**22,104**	**(108,193)**
Balance as at end of period	**1,456,346**	**1,373,647**

1(d)(ii) Statement of changes in unitholders' funds (FY 2005 vs FY 2004)

	FY 2005 S$'000	FY 2004[1] S$'000
Balance as at beginning of period	**1,373,647**	**-**
Operations		
Net increase in net assets resulting from operations	67,177	(80,530)
Unitholders' transactions		
Creation of new units	78,872[2]	1,475,145
Issue expenses	(2,059)[3]	(11,696)
Distribution to unitholders	(61,291)[4]	(9,272)
Net increase in net assets resulting from unitholders' transactions	**15,522**	**1,454,177**
Total increase in net assets	**82,699**	**1,373,647**
Balance as at end of period	**1,456,346**	**1,373,647**

Footnotes

(1) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the income from 1 March 2004 to 31 December 2004 as there was no income from 6 February 2004 to 29 February 2004.

(2) 57.2 million new units were issued on 29 April 2005 to part finance the acquisition of HSBC Building.

(3) This comprises mainly the underwriting and selling commissions and other issue expenses relating to the equity fund raising exercise for the acquisition of HSBC Building.

(4) This comprises the distributable income of S$33.5 million for the period of 15 May 2004 to 31 December 2004 which was paid on 28 February 2005 and the distributable income of S$27.8 million for the period of 1 January 2005 to 30 June 2005 which was paid on 29 August 2005.

1(e)(i) Details of any change in the units (4Q 2005 vs 4Q 2004)

	4Q 2005 Units	4Q 2004 Units
Balance as at beginning of period	**896,270,700**	**839,116,700**
Balance as at end of period	**896,270,700**	**839,116,700**

1(e)(ii) Details of any change in the units (FY 2005 vs FY 2004)

	FY 2005 Units	FY 2004 Units
Balance as at beginning of period	**839,116,700**	**-**
Issue of new units :		
- part settlement for the purchase of HSBC Building	57,154,000	-
- settlement for the purchase of shares of property companies	-	764,369,254
- part settlement for the purchase of 6 Battery Road	-	54,153,274
- for cash for the payment of issue and establishment expenses, stamp duty and other acquisition related expenses	-	20,594,172
Balance as at end of period	**896,270,700**	**839,116,700**

2 Whether the figures have been audited, or reviewed and in accordance with which h standard (eg. The Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the year ended 31 December 2004.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Nil.

6 **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period**

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation.
In computing the DPU, the number of units as at the end of each period is used for the computation.

	4Q 2005	4Q 2004
Number of units on issue at end of period	896,270,700	839,116,700
Weighted average number of units as at end of period	896,270,700	839,116,700
Earnings per unit (EPU)		
Based on the weighted average number of units as at end of period	1.85¢	1.65¢
Based on fully diluted basis	1.85¢	1.65¢
Distribution per unit (DPU)		
Based on the number of units as at end of period	1.76¢	1.60¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

	FY 2005	1 Jan to 28 Apr 2005	29 Apr to 31 Dec 2005
Number of units on issue at end of period	896,270,700	839,116,700	896,270,700
Weighted average number of units as at end of period	877,793,516	839,116,700	896,270,700
Earnings per unit (EPU)			
Based on the weighted average number of units as at end of period	7.02¢	2.23¢	4.79¢
Based on fully diluted basis	7.02¢	2.23¢	4.79¢
Distribution per unit (DPU)			
Based on the number of units as at end of period	6.81¢	2.15¢	4.66¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

	FY 2004[1]	Private Trust (6 Feb to 14 May 2004)[1]	Public Trust (15 May to 31 Dec 2004)
Number of units on issue at end of period	839,116,700	839,116,700	839,116,700
Weighted average number of units as at end of period	839,116,700	839,116,700	839,116,700
Earnings per unit (EPU)			
Based on the weighted average number of units as at end of period	5.25¢	1.11¢	4.14¢
Based on fully diluted basis	5.25¢	1.11¢	4.14¢
Distribution per unit (DPU)			
Based on the number of units as at end of period	5.37¢	1.38¢	3.99¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

Footnotes

(1) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the income from 1 March 2004 to 31 December 2004 as there was no income from 6 February 2004 to 29 February 2004.

7 Net asset value ("NAV") backing per unit based on issued units at the end of the period

	31 Dec 2005	31 Dec 2004
NAV per unit	$1.62	$1.64
Adjusted NAV per unit (excluding the distributable income to unitholders)	$1.59	$1.60

8 **Review of the performance**

	4Q 2005 S$'000	4Q 2004 S$'000	FY 2005 S$'000	FY 2004[1] S$'000
Statement of Total Return				
Gross revenue	29,771	27,203	115,131	90,022
Property operating expenses	(9,069)	(8,737)	(30,879)	(26,168)
Net property income	20,702	18,466	84,252	63,854
Other Income	232	99	682	147
Manager's management fees	(1,487)	(1,299)	(5,623)	(4,443)
Trust expense	244	396	(2,644)	(1,084)
Borrowing costs	(4,199)	(3,712)	(16,004)	(11,743)
Gain from remeasurement of derivatives	1,050	-	1,244	-
Net income	16,542	13,950	61,907	46,731
Net realized loss on liquidation of subsidiaries[2]	-	-	-	(2,687)
Revaluation surplus/(deficit)	5,562	(121,882)	5,562	(121,882)
Total return for the period before income tax	**22,104**	**(107,932)**	**67,469**	**(77,838)**
Income tax[3]	-	(141)	(292)	(2,692)
Total return for the period after income tax	**22,104**	**(108,073)**	**67,177**	**(80,530)**

Distribution Statement

	4Q 2005 S$'000	4Q 2004 S$'000	FY 2005 S$'000	FY 2004[1] S$'000
Net income	16,542	13,950	61,907	46,731
Net tax adjustments	(735)	124	(573)	101
Taxable income available for distribution to unitholders	15,807	14,074	61,334	46,832
Distributable income to unitholders	**15,807**	**13,370**	**59,872**	**45,071**
Earnings per unit (cents)	1.85¢	1.65¢	7.02¢	5.25¢
Distribution per unit (cents)	1.76¢	1.60¢	6.81¢	5.37¢

Footnotes

(1) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the income from 1 March 2004 to 31 December 2004 as there was no income from 6 February 2004 to 29 February 2004.

(2) This relates to a write-off of stamp duty paid for transfer of the property companies to CCT.

(3) The income tax provision for 1 March 2004 to 14 May 2004 (Private trust period) is based on 100% of taxable income as tax transparency applies with effect from 15 May 2004 where income tax is provided for the 5% taxable income withheld and not distributed to unitholders. With effect from 1 July 2005, there would not be income tax provision as the distributable income to unitholders is based on 100% of the taxable income available for distribution to unitholders.

Review of performance 4Q 2005 vs 4Q 2004

Gross revenue for 4Q 2005 is higher than 4Q 2004 by S$2.6 million or 9%. This is mainly due to additional revenue of S$2.1 million derived from the acquisition of HSBC Building, higher car park income and tenant recoveries achieved for most of the buildings and partially offset against lower rental income from the retail space at Market Street Car Park due to the commencement of asset enhancement work in November 2005.

Property operating expenses are higher in 4Q 2005 by S$0.3 million or 4% due to higher cyclical works carried out to improve the facilities offered by the buildings. This is partially offset by lower property tax resulting from downward revision of the annual values.

Trust expenses are lower in 4Q 2005 by S$0.2 million or 38% due to lower professional fees and unitholders' expenses.

Interest income is higher in 4Q 2005 by S$0.1 million or 134% due to higher cash on hand and higher deposit rate.

Borrowing costs are higher in 4Q 2005 by $0.5 million or 13% due to additional borrowings of S$76.0 million incurred to part finance the acquisition of HSBC Building on 29 April 2005. Gain from the remeasurement of derivatives relates to the fair value of the two forward interest rate swaps.

Review of performance FY 2005 vs FY 2004

The comparison FY 2005 vs FY 2004's performance is not meaningful as CCT has no income from 6 February 2004 to 29 February 2004 and the income recorded relates only to 1 March 2004 to 31 December 2004.

Revaluation surplus/(deficit)

This revaluation surplus/(deficit) has no impact on the taxable income or distributable income to unitholders.

In accordance with the Code on Collective Investment Schemes issued by the Monetary Authority of Singapore, valuations of investment properties are to be conducted at least once in every 12 months. Any increase or decrease in value is credited or charged to the Statement of Total Return as revaluation surplus or deficit.

Valuations of the CCT portfolio were conducted by Knight Frank Pte Ltd and Colliers' International Consultancy & Valuation (Singapore) Pte Ltd on 1 December 2005 using the Investment Method, Discounted Cash Flow Analysis and Direct Comparison Approach.

CCT's portfolio is valued at S$2,076.1 million as at 1 December 2005. The book value prior to revaluation is S$2,070.5 million which includes the valuation of the initial seven properties (Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park) as at 1 December 2004, the acquisition cost of HSBC Building and capital expenditure incurred. This gives rise to a revaluation surplus of S$5.6 million, which is charged to the Statement of Total Return.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Statement of Total Return (Actual vs Forecast 29 April 2005 to 31 December 2005)

	29 Apr 2005 to 31 Dec 2005		
	Actual S$'000	**Forecast**[1] S$'000	**Change** %
Gross rental income	68,923	67,327	2
Car park income	6,685	5,397	24
Other income	3,491	2,943	19
Gross revenue	**79,099**	**75,667**	**5**
Property management fees	(1,633)	(1,569)	4
Property tax	(5,205)	(5,065)	3
Other property operating expenses	(14,443)	(13,289)	9
Property operating expenses	**(21,281)**	**(19,923)**	**7**
Net property income	**57,818**	**55,744**	**4**
Interest income	513	311	65
Manager's management fees	(3,905)	(3,502)	12
Trust expenses	(1,421)	(1,912)	(26)
Borrowing costs	(11,243)	(11,212)	-
Gain from remeasurement of derivatives	1,244	-	Nm
Net income	**43,006**	**39,429**	**9**
Net tax adjustments	(665)	274	(343)
Taxable income available for distribution to unitholders	**42,341**	**39,703**	**7**
Distributable Income to unitholders	**41,828**[2]	**37,718**[3]	**11**
Distribution per unit (in cents)			
For the period	4.66¢	4.21¢	11
Annualised	6.88¢	6.22¢	11

Footnotes

(1) The forecast for the period 29 April 2005 to 31 December 2005 is the forecast shown in the Offer Information Statement dated 21 April 2005 for the equity fund raising to acquire HSBC Building.

(2) The distributable income to unitholders is based on 95% of the taxable income available for distribution to unitholders for the period 1 January 2005 to 30 June 2005 and 100% of the taxable income available for distribution to unitholders from 1 July 2005 to 31 December 2005.

(3) The distributable income to unitholders is based on 95% of the taxable income available for distribution to unitholders.

9(ii) Breakdown of total gross revenue (by property)

	Actual 29 Apr to 31 Dec 2005 S$'000	Forecast[1] 29 Apr to 31 Dec 2005 S$'000	Change %
Capital Tower	27,950	27,327	2
6 Battery Road	20,988	20,397	3
HSBC Building	5,492	5,492	-
Starhub Centre	8,047	7,159	12
Robinson Point	3,928	4,017	(2)
Bugis Village	5,227	5,003	5
Golden Shoe Car Park	5,220	4,429	18
Market Street Car Park	2,247	1,843	22
Total gross revenue	**79,099**	**75,667**	**5**

Footnotes

(1) The forecast for the period 29 April 2005 to 31 December 2005 is the forecast shown in the Offer Information Statement dated 21 April 2005 for the equity fund raising to acquire HSBC Building.

9(iii) Breakdown of net property income (by property)

	Actual 29 Apr to 31 Dec 2005 S$'000	Forecast[1] 29 Apr to 31 Dec 2005 S$'000	Change %
Capital Tower	20,077	19,566	3
6 Battery Road	15,700	14,903	5
HSBC Building	5,455	5,455	-
Starhub Centre	5,006	4,792	5
Robinson Point	2,598	2,669	(3)
Bugis Village	3,973	3,931	1
Golden Shoe Car Park	3,580	3,203	12
Market Street Car Park	1,429	1,225	17
Total net property income	**57,818**	**55,744**	**4**

Footnotes

(1) The forecast for the period 29 April 2005 to 31 December 2005 is the forecast shown in the Offer Information Statement dated 21 April 2005 for the equity fund raising to acquire HSBC Building.

Review of the performance

Gross revenue increased by S$3.4 million or 5% over the forecast. This is mainly due to increased contribution from car park revenue and tenant recoveries as well as increase from higher rental rates achieved against forecast. Robinson Point's revenue is marginally lower due to the later commencements for new leases which were committed in the year.

Actual property operating expenses are higher than forecast by S$1.4 million or 7% due to the acceleration of cyclical works to enhance the building specifications to maintain the buildings' competitiveness and provide better services to the tenants.

Trust expenses are lower by approximately S$0.5 million or 26% due to lower unitholders' expenses.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may effect the group in the next reporting period and the next 12 months

The Singapore economy continued its growth momentum in the fourth quarter of 2005. Advance estimates by MTI revealed that the Singapore economy grew by a robust 7.7% in the last quarter of 2005 compared to 6.5% for the same period in 2004. On a quarter-on-quarter seasonally adjusted annualised basis, real GDP grew by a vigorous 9.7%, after a brisk 8.6% in the preceding quarter. This brings the full year growth rate to 5.7%, better than government's forecast of 5%.

In the New Year's message, Prime Minister Lee Hsien Loong said GDP growth in 2006 is expected to slow to between 3% and 5%. Private sector economists on the other hand, expect Singapore to exceed the higher end of the government's forecast. The positive growth outlook bodes well for the office market sector.

The office property market registered strong performance in 2005. Increased demand and limited availability of office space are the key drivers of office market improvement. Demand for office space came mainly from financial services, advertising firms, law firms and other business services which are seeking to either expand or consolidate their Asian operations in Singapore. This translates to improved islandwide office occupancy of 86.6% in the third quarter 2005, compared to 83.5% a year ago. Correspondingly, office rentals in prime locations also benefited from the heightened demand. Based on reports by property consultants, Grade A office rentals rose over 23% y-o-y to average between S$5.70 and S$5.90 psf per month, as at end December 2005.

Property consultant has projected an increase of about 20% in 2006, which translates to an average monthly prime rent of S$6.20 psf and Grade A monthly rent of close to S$7.00 psf by end 2006.

Outlook for 2006

The manager of CapitaCommercial Trust expects rental rates and demand for office space to strengthen in 2006. As CCT's portfolio consists predominantly of prime office buildings, it is expected to benefit from the office market growth.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	Distribution for 1 July 2005 to 31 December 2005
Distribution type	Income
Distribution rate	3.57 cents per unit
Par value of units	Not meaningful
Tax rate	Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial periods? Yes.

Name of distribution	Distribution for 15 May 2004 to 31 Dec 2004
Distribution type	Income
Distribution rate	3.99 cents per unit
Par value of units	Not meaningful
Tax rate	Individuals who received such distribution as investment income were exempted from tax. Qualifying unitholders received pre-tax distributions and paid tax on the distributions at their own marginal rate subsequently. Investors using CPF funds and SRS funds also received pre tax distributions. These distributions were tax exempt. All other investors received their distributions after deduction of tax at the rate of 20%.

11(c) Books closure date — 6 February 2006

11(d) Date payable — 28 February 2006

12 If no distribution has been declared/recommended, a statement to that effect

NA

13 Segmented revenue and results for business or geographical segments (of the group)

The Trust's business is investing in office buildings (Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point and HSBC Building), car park buildings (Golden Shoe Car Park and Market Street Car Park) and mixed use development (Bugis Village). All the existing properties are located in Singapore.

	FY 2005 S$'000	FY 2004[1] S$'000	Change %
Office buildings	96,181	74,857	29
Car Park buildings	11,229	8,990	25
Mixed-use development	7,721	6,175	25
Total gross revenue	**115,131**	**90,022**	**28**

Footnotes

(1) CCT was established on 6 February 2004 but the acquisition of the real properties was completed on 1 March 2004. Hence the income recorded relates only to the 10 month period from 1 March 2004 to 31 December 2004. CCT has no income from 6 to 29 February 2004. The entire period relates to both the Private Trust and Public Trust periods.

	FY 2005 S$'000	FY 2004[1] S$'000	Change %
Office buildings	70,331	52,752	33
Car Park buildings	7,933	6,379	24
Mixed-use development	5,988	4,723	27
Total net property income	**84,252**	**63,854**	**32**

Footnotes

(1) CCT was established on 6 February 2004 but the acquisition of the real properties was completed on 1 March 2004. Hence the income recorded relates only to the 10 month period from 1 March 2004 to 31 December 2004. CCT has no income from 6 to 29 February 2004. The entire period relates to both the Private Trust and Public Trust periods.

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Refer to the review of actual performance on page 19 (paragraph 9).

15 Breakdown of gross revenue and net income

	FY 2005 S$'000	FY 2004[1] S$'000	Change %
Gross revenue reported for first half year	56,238	35,605	58
Net income for first half year	29,217	15,833	85
Gross revenue reported for second half year	58,893	54,417	8
Net income for second half year	32,690	30,898	6

Footnotes

(1) CCT was established on 6 February 2004 but the acquisition of the real properties was completed on 1 March 2004. Hence the income recorded relates only to the 10 month period from 1 March 2004 to 31 December 2004. CCT has no income from 6 to 29 February 2004. The entire period relates to both the Private Trust and Public Trust periods.

16 Breakdown of the total distribution for the financial year ended 31 December 2005

	FY 2005 S$'000	FY 2004[1] S$'000
In respect of the period:		
1 July 2005 to 31 December 2005[2]	-	-
1 January 2005 to 30 June 2005	27,810	-
15 May 2004 to 31 December 2004	-	33,481
6 February 2004 to 14 May 2004[3]	-	9,272

Footnotes

(1) CCT was established on 6 February 2004 but the acquisition of the real properties was completed on 1 March 2004. Hence the income recorded relates only to the 10 month period from 1 March 2004 to 31 December 2004. CCT has no income from 6 to 29 February 2004. The entire period relates to both the Private Trust and Public Trust periods.

(2) Refer to distributions on page 22 (paragraph 11(a))

(3) The distributable income for the period 6 February 2004 to 14 May 2004 was distributed to the companies in the CapitaLand Group that together held 100% of the Units. This is net of income tax paid of $2,339,000.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Any discrepancies in the tables included in this announcement between the listed amounts and total thereof are due to rounding.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
25 January 2005



NEWS RELEASE

For Immediate Release
25 January 2006

CCT Outperforms Forecast[1] by 11%

First Overseas Investment

Office Rental Rates and Demand Expected To Strengthen In 2006

Singapore, 25 January 2006 – CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust ("CCT"), is pleased to announce a distributable income of S$41.8 million for the forecast period 29 April 2005 to 31 December 2005. This is an 11% increase from the S$37.7 million forecast for the period.

For the second half 2005, CCT will pay a distribution per unit ("DPU") of 3.57 cents. This is equivalent to an annualised DPU of 7.08 cents for unitholders. Given this DPU, the distribution yield is 4.4% based on the closing price of S$1.60 on 24 January 06. The books closure date is 6 February 2006 and unitholders can expect to receive their distribution payout by 28 February 2006.

Summary of CCT Results

S$'000	2H2005	29 Apr 2005 – 31 Dec 2005			1 Jan 2005 – 31 Dec 2005		
	Actual	**Actual**	**Forecast[1]**	**Var.**	**Actual**	**Forecast[1]**	**Var.**
Gross Revenue	58,893	79,099	75,667	5%	115,131	111,491	3%
Net Property Income	42,999	57,818	55,744	4%	84,252	81,774	3%
Distributable Income[2]	**32,073**	**41,828**	**37,718**	**11%**	**59,872**	**55,361**	**8%**
Distribution Per Unit							
For the period	3.57¢	4.66¢	4.21¢	11%	6.81¢	6.31¢	8%
Annualised	7.08¢	6.88¢	6.22¢	11%	6.81¢	6.31¢	8%
Distribution Yield Based on S$1.60 per unit (closing as at 24 Jan 06)	4.4%	4.3%	3.9%	11%	4.3%	3.9%	8%

[1] The forecast is extracted from CCT's Offer Information Statement dated 21 April 2005 for the equity fund raising exercise to acquire HSBC Building. Distributable income is based on 95% of taxable income available for distribution to unitholders.

[2] With effect from the distribution period commencing 1 July 2005, the distributable income is based on 100% of taxable income available for distribution to unitholders. Prior to that, the distribution was based on 95% of taxable income.

Finalising First Investment In Malaysia

In Malaysia, CCT has been offered a right of first refusal by CapitaLand to acquire Wisma Technip, a prime office building in the Kuala Lumpur Central Business District. In the event that CCT agrees to the acquisition, the proposed investment will be via holding 100% of the junior bonds in an asset-backed securitisation structure which is considered the most tax efficient. Wisma Technip, a 12-storey freehold office building, was recently acquired by CapitaLand for RM112.5 million (S$49 million).

The proposed investment in the junior bonds worth RM45 million (S$20 million) is expected to yield not less than 6.5% in the first year with upside, and will be yield accretive to CCT. CCT is finalizing the investment subject to the approval of the trustee of CCT. Upon approval, this will be CCT's first foray into the property market in Malaysia where there is currently a strong demand for prime office space.

Mr Sum Soon Lim, Chairman of CCTML, said, "We are happy to announce 2005's strong set of results. To date, CCT unitholders have enjoyed more than 50% in unit price appreciation since CCT started trading in May 2004. To increase growth momentum, management had identified geographical expansion in Asia as one of its key strategies. A prime freehold office property in Kuala Lumpur CBD is now being finalised as CCT's first overseas investment. Looking ahead in 2006, we expect another year of growth, led by more acquisitions, pro-active asset management and higher office rental due to the positive Singapore office market sentiment."

Mr Martin Tan, CEO of CCTML, added, "CCT's quality assets and the management team's proactive efforts have led to a successful year in 2005. The 11% increase in distributable income is supported by increased rental revenue, car park fees and other income. CCT achieved a high committed occupancy rate of 99%, consistently ahead of market. Through active leasing, CCT has achieved a 8% improvement in rental rates against forecast. With the uptrend of the Singapore office market, our quality buildings and proactive management, CCT is in a good stead to continue to deliver sustainable returns to its unitholders."

Asset Enhancement Update

Strategic asset enhancement work carried out on the CCT properties will enhance distributions, improve asset performance and ultimately deliver greater value to its investors.

Market Street Car Park is currently undergoing asset enhancement work. The construction work is on schedule and will be completed by September 2006.

CCT's other car park asset — Golden Shoe Car Park — will also undergo a S$12 million face-lift in March 2006. To be rebranded as the new "Convenience Central @ Raffles Place", Golden Shoe Car Park is expected to add to the vibrancy of the Raffles Place area with its exciting mix of retail shops and F&B outlets. Attractive advertising panels provide an added visual interest to the car park's new façade. The asset enhancement work to be completed by first quarter 2007, is expected to create improved patronage, increase its net lettable area and create advertising revenue opportunities.

Positive Office Market Sentiment To Continue

Advance estimates by the Ministry of Trade and Industry revealed that the Singapore economy grew by a robust 7.7% in the last quarter of 2005 compared to 6.5% for the same period in 2004. This brings the full year GDP growth rate to 5.7%.

The office property market registered strong performance in 2005. Increased demand and limited availability of office space are the key drivers for improvement of the office market. Demand for office space came mainly from financial services, advertising firms, law firms and other professional services. International businesses which are seeking to either expand or consolidate their Asian operations in Singapore have contributed to the growth of the office market. Property consultants project about 20% increase in average monthly rental for prime office space in view of the limited supply. Given CCT's portfolio it is expected to benefit from the strengthening of the rental rates and increased demand for office space in 2006.

About Wisma Technip

Wisma Technip enjoys a strategic location at the perimeter of the Golden Triangle of Kuala Lumpur, about 1.5 kilometres from the KL City Centre and directly opposite the Royal Selangor Golf Club. Linked by the key road arteries of Jalan Tun Razak and Jalan Inai, the office building has easy access to financial institutions, hotels, restaurants and major shopping areas in the central business district. Wisma Technip is currently fully occupied.

About CapitaCommercial Trust (www.cct.com.sg)

CCT is Singapore's first commercial property REIT with a market capitalisation of S$1.4 billion. Its aim is to own and invest in real estate and real estate-related assets which are income-producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$2.1 billion portfolio of eight prime properties in the Central Business District of Singapore. The properties are Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

CCT is managed by CapitaCommercial Trust Management Limited, an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Issued by CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

For media enquiries, please contact:

Julie Ong, DID: (65) 6823 3541; Mobile: (65) 97340122 Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Adrian Chui, DID: (65) 6826 5646; Email: adrian.chui@capitaland.com.sg
Heng Hui Lin, DID (65) 6826 5841, Email: heng.huilin@capitaland.com.sg

Important Notice
This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of units in CCT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Rose Kong
Designation *	Company Secretary
Date & Time of Broadcast	25-Jan-2006 12:43:34
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited – "(1) Notice of books closure & distribution payment date; (2) Asset Valuation; and (3) CapitaCommercial Trust offered right of first refusal to purchase junior bonds in Malaysia"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued announcements on the above matters, as attached for information.
Attachments:	CCTannc_Notice_of_books_closure.pdf CCTannc_Asset_valuations.pdf CCTannc_Wisma_Technip.pdf Total size = **588K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaCommercial Trust ("**CCT**") will be closed at **5.00 p.m.** on **Monday, 6 February 2006** (the "**Books Closure Date**") for the purpose of determining unitholders' entitlements to CCT's distribution of 3.57 cents per unit in CCT ("**Unit**") for the period of 1 July 2005 to 31 December 2005 (the "**Distribution**").

Holder of CCT units ("Unitholders") whose securities accounts with The Central Depository (Pte) Limited are credited with Units as the Books Closure Date will be entitled to the Distribution to be paid on **Tuesday, 28 February 2006.**

DECLARATION FOR SINGAPORE TAX PURPOSES

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross Distribution. The Distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross Distribution, but will have to pay income tax later at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form A**"). They will receive Form A from CCT's Unit Registrar, Lim Associates (Pte) Ltd, and will have to complete and return Form A to Lim Associates (Pte) Ltd. If a Qualifying Unitholder fails to return Form A or fails to properly complete Form A, CCT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund ("**CPF**") accounts or Supplementary Retirement Scheme ("**SRS**") accounts will receive a gross Distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (Non-Individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their Distribution net of 10% tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Lim Associates (Pte) Ltd and will have to complete and return Form A to Lim Associates (Pte) Ltd. CCT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross Distribution. Nominees who hold their units for the benefit of qualifying foreign (non-individual) investors will receive a Distribution net of 10% tax. This is provided the nominees furnish certain particulars of the beneficiaries to CCT's trustee and manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declarations by Depository Agents for Singapore Tax Purposes Form ("**Form B**") from Lim Associates (Pte) Ltd and will have to complete and return the Form to Lim Associates (Pte) Ltd. CCT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Distribution if the applicable form is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their Distribution net of 20% tax. These Unitholders do not need to return any forms.

IMPORTANT REMINDER

Last Date and Time for Return of the Forms

Lim Associates (Pte) Ltd will despatch the relevant forms to Unitholders on or around 9 February 2006.

Unitholders must complete and return the applicable form to Lim Associates (Pte) Ltd's office by **5.00 p.m.** on **Friday, 17 February 2006** in order to receive a gross Distribution or a Distribution net of 10% tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The Distribution is considered as income for the year 2005. Beneficial owners of the Distribution, other than those who are exempt from tax on the Distribution or who are entitled to the reduced tax rate of 10%, are required to declare the gross Distribution as taxable income in their income tax return for the year of assessment 2006.

IMPORTANT DATES AND TIMES

6 February 2006 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CCT
By 17 February 2006 at 5.00 p.m.	Unitholders must complete and return Form A or Form B, as applicable
28 February 2006	Payment of Distribution

For enquiries, please contact Ms Heng Hui Lin (email : heng.huilin@capitaland.com.sg) or Mr Adrian Chui (email : adrian.chui@capitaland.com.sg) at 6536 1188 or visit our website at <www.cct.com.sg>.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
25 January 2006

Important Notice

The value of units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaCommercial Trust Management Limited (the manager of CCT) (the "Manager") or any of its affiliates. An investment in units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their units while the units are listed. It is intended that Unitholders may only deal in their units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing on the units on the SGX-ST does not guarantee a liquid market for the units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.



(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

ASSET VALUATION

Pursuant to Rule 703 of the SGX-ST Listing Manual, the Board of Directors of CapitaCommercial Trust Management Limited ("Company"), as manager of CapitaCommercial Trust ("CCT") wishes to announce that independent valuation in respect of all eight properties under CCT have been undertaken by the external valuers:

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CapitaCommercial Trust
Date of Valuation	1 December 2005
Valuers	Colliers International Consultancy & Valuation (Singapore) Pte Ltd ("Colliers International") Knight Frank Pte Ltd ("Knight Frank")

Description of property	Valuation (S$)	Name of Valuer
Capital Tower 168 Robinson Road	730,000,000	Colliers International
6 Battery Road	648,300,000	Knight Frank
Starhub Centre 51 Cuppage Road	239,000,000	Colliers International
Robinson Point 39 Robinson Road	106,000,000	Colliers International
HSBC Building 21 Collyer Quay	166,000,000	Colliers International
Bugis Village 62 to 67 Queen Street 151 to 166 Rochor Road 229 to 253 (odd numbers only) Victoria Street	66,000,000	Colliers International
Golden Shoe Car Park 50 Market Street	78,300,000	Knight Frank
Market Street Car Park 146 Market Street	42,500,000	Knight Frank

Copies of the valuation reports for the above properties are available for inspection at the Company's registered office at 39 Robinson Road #18-01, Robinson Point, Singapore 068911, during normal business hours for a period of three months from the date hereof.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
25 January 2006



(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

CAPITACOMMERCIAL TRUST OFFERED
RIGHT OF FIRST REFUSAL TO PURCHASE JUNIOR BONDS IN MALAYSIA

The Board of Directors of CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust ("**CCT**" and the manager of CCT, the "**Manager**"), wishes to announce that CCT has on 24 January 2006 received a right of first refusal (the "**Offer**") from CapitaLand Commercial and Integrated Development Limited ("**CCID**") to purchase or subscribe at par the following:

(a) Class C Bonds in principal amount of RM 20 million issued by Aragorn ABS Berhad (the "**Issuer**"); and

(b) Class D Bonds in principal amount of RM 25 million issued by the Issuer

(collectively, the "**Junior Bonds**").

The Issuer is a special purpose vehicle incorporated as a bankruptcy-remote entity. The Junior Bonds will be issued as part of an asset-backed securitisation involving the disposal of Wisma Technip (the "**Property**") by Mega Maju Sdn Bhd (as the "Originator") to the Issuer. The disposal of the Property, which will include the novation of the benefit of all existing tenancies and existing contracts with service providers in relation to the Property, will be for a cash consideration of RM112.5 million.

To fund the purchase of the Property, the Issuer will issue up to RM115.0 million in nominal value Commercial Papers / Medium Term Notes ("CP/MTN") comprising the Junior Bonds, Class A Bonds in principal amount of RM 60 million and Class B Bonds in principal amount of RM 10 million (collectively, the "**Notes**"). The Notes will have a term of seven years and will mature in the year 2013.

CCID had in turn received this offer from Aseambankers Malaysia Berhad, the lead arranger of the Notes.

The Junior Bonds is expected to yield not less than 6.5% in the first year with upside.

The Offer is subject to the approval of the Trustee and an announcement of the outcome will be made in due course.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
25 January 2006

Important Notice

The value of units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaCommercial Trust Management Limited (the manager of CCT) (the "Manager") or any of its affiliates. An investment in units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their units while the units are listed. It is intended that Unitholders may only deal in their units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing on the units on the SGX-ST does not guarantee a liquid market for the units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.



CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF ACQUISITION OF SHARES IN FOUR PROJECT COMPANIES IN CHINA

Further to its announcement of 8 July 2005, CapitaLand Limited ("CapitaLand") is pleased to announce that its indirect wholly-owned subsidiary, CapitaRetail China Developments (B) Pte. Ltd., has completed its acquisition of 65% of the equity stake in each of the following project companies:

(i) SZITIC (Chengdu) Commercial Property Co., Ltd. (深国投（成都）商用置业有限公司);
(ii) Mianyang SZITIC Commercial Property Co., Ltd. (绵阳深国投商用置业有限公司);
(iii) Nanchang SZITIC Commercial Property Co., Ltd. (南昌深国投商用置业有限公司); and
(iv) Weifang SZITIC Commercial Property Co., Ltd. (潍坊深国投商用置业有限公司)

(collectively, the "Project Companies").

The remaining 35% equity stake in each of the Project Companies is held by SZITIC Commercial Property Co., Ltd. (深国投商用置业有限公司), a party unrelated to CapitaLand Group. Accordingly, the Project Companies are now indirect subsidiaries of CapitaLand.

By Order of the Board

Rose Kong
Company Secretary
25 January 2006



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CFL PROJECT SERVICES PTE. LTD.

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	CFL Project Services Pte. Ltd.
Principal Activity	:	Investment holdings and provision of services
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
26 January 2006

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Jan-2006 12:37:10
Announcement No.	00022

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "(1) 2005 Full Year Unaudited Financial Statement & Distribution Announcement; and (2) CMT achieves 11% higher fourth quarter 2005 distribution"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by CMTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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CAPITAMALL TRUST

2005 FULL YEAR UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

Summary of CMT Results

	FY 2004	FY 2005	31 October to 31 December 2005		
	Actual	**Actual**	**Actual**	**Forecast** [1]	**Increase / (Decrease)**
Gross Revenue (S$'000)	177,239	243,087	51,796	49,344	5.0%
Net Property Income (S$'000)	114,210	154,081	32,377	32,300	0.2%
Distributable Income (S$'000)	98,105	126,782	25,822	25,242	2.9%
Distribution Per Unit ("DPU") (cents)					
For the period	9.48¢	10.23¢	1.87¢	1.82¢	2.9%
Annualised	9.48¢ [2]	10.23¢ [2]	11.02¢	10.71¢	2.9%

Footnotes:

1. *The forecast is based on the forecast shown in CMT Circular dated 18 October 2005 (adjusted to include actual for 31 October 2005).*
2. *Refer to actual DPU for the respective years.*

For a meaningful analysis/comparison of the actual results for the period 31 October to 31 December 2005 against the forecast as stated in the CMT Circular dated 18 October 2005 (adjusted to include actual for 31 October 2005), please refer to paragraph 9 of this announcement.

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	For 31 October 2005 to 31 December 2005
Distribution type	Income
Distribution rate	1.87 cents per unit
Book closure date	7 February 2006
Payment date	28 February 2006

INTRODUCTION

CapitaMall Trust ("CMT") was established under a trust deed dated 29 October 2001 entered into between CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CMT) (the "Trustee"), as amended.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall (presently known as Funan DigitaLife Mall). CMT acquired IMM Building on 26 June 2003. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited, an associate, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall). CMT acquired its fifth property, Plaza Singapura, on 2 August 2004.

CMT acquired Sembawang Shopping Centre on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and 16 August 2005 (4.3%). On 31 October 2005, CMT completed the acquisitions of Bugis Junction and Jurong Entertainment Centre.

1(a)(i) **Statement of total return (4Q 2005 vs 4Q 2004)**

	Trust and its associate			Trust		
	4Q 2005[1] S$'000	4Q 2004 S$'000	% Change	4Q 2005[1] S$'000	4Q 2004 S$'000	% Change
Gross rental income	64,980	50,368	29.1	64,980	50,368	29.1
Car park income	2,028	1,757	15.4	2,028	1,757	15.4
Other income	4,111	2,686	53.1	4,111	2,686	53.1
Gross revenue	**71,119**	**54,811**	29.8	**71,119**	**54,811**	29.8
Property management fees	(2,609)	(2,034)	28.3	(2,609)	(2,034)	28.3
Property tax	(6,819)	(5,240)	30.1	(6,819)	(5,240)	30.1
Other property operating expenses [2]	(16,829)	(12,086)	39.2	(16,829)	(12,086)	39.2
Property operating expenses	**(26,257)**	**(19,360)**	35.6	**(26,257)**	**(19,360)**	35.6
Net property income	**44,862**	**35,451**	26.5	**44,862**	**35,451**	26.5
Interest income	163	-	NM	1,362	1,199	13.6
Asset management fees	(4,263)	(3,628)	17.5	(4,263)	(3,628)	17.5
Trust expenses [3]	(1,721)	(202)	752.0	(1,721)	(202)	752.0
Administrative expenses	**(5,984)**	**(3,830)**	56.2	**(5,984)**	**(3,830)**	56.2
Net income before finance costs	**39,041**	**31,621**	23.5	**40,240**	**32,820**	22.6
Finance costs [4]	(8,030)	(6,400)	25.5	(8,030)	(6,400)	25.5
Net income	**31,011**	**25,221**	23.0	**32,210**	**26,420**	23.3
Share of profit of associate	1,339	13,160	(89.8)	-	-	-
Net appreciation on revaluation of investment properties	18,303	159,669	(88.5)	18,303	159,669	(88.5)
Total return for the period before taxation	**50,653**	**198,050**	(74.4)	**50,513**	**186,089**	(72.9)
Taxation	NA	NA	NA	NA	NA	NA
Total return for the period	**50,653**	**198,050**	(74.4)	**50,513**	**186,089**	(72.9)

NM – not meaningful

The review of the performance is in paragraph 8.

Footnotes :

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and 16 August 2005 (4.3%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*

2. *Included as part of the other property operating expenses are the following:*

	Trust and its associate			Trust		
	4Q 2005 S$'000	*4Q 2004 S$'000*	% Change	*4Q 2005 S$'000*	*4Q 2004 S$'000*	% Change
Depreciation and amortization / (written back)	191	*(86)*	*N.M*	191	*(86)*	*N.M*
Bad debts written back	-	*(167)*	-	-	*(167)*	-
Assets written off (mainly lifts, chillers and aircon systems)	914	2	*N.M*	914	2	*N.M*

N.M. – not meaningful

3. *Professional and other fees were incurred as part of the debt raising exercise to raise additional debt of S$433 million on 31 October 2005.*
4. *Costs related to debt raising exercise were incurred to raise additional debt of S$433 million on 31 October 2005.*

Statement of total return (FY 2005 vs FY 2004)

	Trust and its associate			Trust		
	FY 2005[1] S$'000	FY 2004[1] S$'000	% Change	FY 2005[1] S$'000	FY 2004[1] S$'000	% Change
Gross rental income	223,468	162,836	37.2	223,468	162,836	37.2
Car park income	7,580	5,669	33.7	7,580	5,669	33.7
Other income	12,039	8,734	37.8	12,039	8,734	37.8
Gross revenue	**243,087**	**177,239**	37.2	**243,087**	**177,239**	37.2
Property management fees	(8,937)	(6,565)	36.1	(8,937)	(6,565)	36.1
Property tax	(22,405)	(15,688)	42.8	(22,405)	(15,688)	42.8
Other property operating expenses[2]	(57,664)	(40,776)	41.4	(57,664)	(40,776)	41.4
Property operating expenses	**(89,006)**	**(63,029)**	41.2	**(89,006)**	**(63,029)**	41.2
Net property income	**154,081**	**114,210**	34.9	**154,081**	**114,210**	34.9
Interest income	219	26	742.3	4,975	4,990	(0.3)
Asset management fees	(14,948)	(11,312)	32.1	(14,948)	(11,312)	32.1
Trust expenses	(2,748)	(1,696)	62.0	(2,748)	(1,696)	62.0
Administrative expenses	**(17,696)**	**(13,008)**	36.0	**(17,696)**	**(13,008)**	36.0
Net income before finance costs	**136,604**	**101,228**	34.9	**141,360**	**106,192**	33.1
Finance costs	(23,991)	(16,676)	43.9	(23,991)	(16,676)	43.9
Net income	**112,613**	**84,552**	33.2	**117,369**	**89,516**	31.1
Share of profit of associate corporation	4,400	16,789	(73.8)	-	-	-
Net appreciation on revaluation of investment properties	293,284	159,669	83.7	293,284	159,669	83.7
Total return for the period before taxation	**410,297**	**261,010**	57.2	**410,653**	**249,185**	64.8
Taxation	NA	NA	NA	NA	NA	NA
Total return for the period	**410,297**	**261,010**	57.2	**410,653**	**249,185**	64.8

The review of the performance is in paragraph 8.

Footnotes :

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and 16 August 2005 (4.3%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005. Plaza Singapura was acquired on 2 August 2004.*

2. *Included as part of the other property operating expenses are the following:*

	Trust and its associate			Trust		
	FY 2005 S$'000	*FY 2004 S$'000*	*% Change*	*FY 2005 S$'000*	*FY 2004 S$'000*	*% Change*
Depreciation and amortisation	540	399	35.3	540	399	35.3
Allowance for doubtful debts and bad debts written off	11	1	NM	11	1	NM
Assets written off (mainly lifts, chillers and air condition system in 2005 and escalators in 2004)	1,559	635	145.5	1,559	635	145.5

N.M. – not meaningful

1(a)(ii) **Distribution statement (4Q 2005 vs 4Q 2004)**

	Trust and its associate			Trust		
	4Q 2005 S$'000	4Q 2004 S$'000	*% Change*	4Q 2005 S$'000	4Q 2004 S$'000	*% Change*
Net income before tax	31,011	25,221	23.0	32,210	26,420	21.9
Net effect of non-tax deductible items (Note A)	3,644	3,577	1.9	3,644	3,577	1.9
Interest income from associate	1,199	1,199	-	-	-	-
Taxable income available for distribution to unitholders	**35,854**	**29,997**	**19.5**	**35,854**	**29,997**	**19.5**
Note A						
Non-tax deductible / (chargeable) items						
- Asset management fees (performance component payable in units)	*1,904*	*1,864*	*2.1*	*1,904*	*1,864*	*2.1*
- Trustee's fees	*262*	*177*	*48.0*	*262*	*177*	*48.0*
- Temporary differences and other adjustments	*1,478*	*1,536*	*(3.8)*	*1,478*	*1,536*	*(3.8)*
Net effect of non-tax deductible items	*3,644*	*3,577*	*1.9*	*3,644*	*3,577*	*1.9*

Distribution statement (FY 2005 vs FY 2004)

	Trust and its associate					
	1 Jan 05 – 30 Oct 05 S$'000	31 Oct 05 - 31 Dec 05 S$'000	FY 2005 S$'000	1 Jan 04 - 1 Aug 04 S$'000	2 Aug 04 – 31 Dec 04 S$'000	FY 2004 S$'000
Net income before tax	90,889	21,724	112,613	43,172	41,380	84,552
Net effect of non-tax deductible items (Note A)	6,123	3,290	9,413	2,978	5,611	8,589
Interest income from associate	3,948	808	4,756	2,984	1,980	4,964
Taxable income available for distribution to unitholders	**100,960**	**25,822**	**126,782**	**49,134**	**48,971**	**98,105**
Note A						
Non-tax deductible items						
- Asset management fees (performance component payable in units)	*5,617*	*1,390*	7,007	*2,558*	*3,177*	*5,735*
- Trustee's fees	*634*	*194*	828	*252*	*301*	*553*
- Temporary differences and other adjustments	*(128)*	*1,706*	1,578	*168*	*2,133*	*2,301*
Net effect of non-tax deductible items	*6,123*	*3,290*	*9,413*	*2,978*	*5,611*	*8,589*

	Trust					
	1 Jan 05 – 30 Oct 05 S$'000	31 Oct 05 - 31 Dec 05 S$'000	FY 2005 S$'000	1 Jan 04 - 1 Aug 04 S$'000	2 Aug 04 – 31 Dec 04 S$'000	FY 2004 S$'000
Net income before tax	94,837	22,532	117,369	46,156	43,360	89,516
Net effect of non-tax deductible items (Note A)	6,123	3,290	9,413	2,978	5,611	8,589
Taxable income available for distribution to unitholders	**100,960**	**25,822**	**126,782**	**49,134**	**48,971**	**98,105**
Note A						
Non-tax deductible items						
- Asset management fees (performance component payable in units)	*5,617*	*1,390*	7,007	*2,558*	*3,177*	*5,735*
- Trustee's fees	*634*	*194*	828	*252*	*301*	*553*
- Temporary differences and other adjustments	*(128)*	*1,706*	1,578	*168*	*2,133*	*2,301*
Net effect of non-tax deductible items	*6,123*	*3,290*	*9,413*	*2,978*	*5,611*	*8,589*

1(a)(iii) Statement of total return – breakdown for FY 2005

	Trust and its associate			Trust		
	1 Jan 05 – 30 Oct 05 S$'000	31 Oct 05 - 31 Dec 05 S$'000	FY 2005 S$'000	1 Jan 05 – 30 Oct 05 S$'000	31 Oct 05 - 31 Dec 05 S$'000	FY 2005 S$'000
Gross rental income	176,058	47,410	223,468	176,058	47,410	223,468
Car park income	6,113	1,467	7,580	6,113	1,467	7,580
Other income	9,120	2,919	12,039	9,120	2,919	12,039
Gross revenue	**191,291**	**51,796**	**243,087**	**191,291**	**51,796**	**243,087**
Property management fees	(7,045)	(1,892)	(8,937)	(7,045)	(1,892)	(8,937)
Property tax	(17,267)	(5,138)	(22,405)	(17,267)	(5,138)	(22,405)
Other property operating expenses	(45,275)	(12,389)	(57,664)	(45,275)	(12,389)	(57,664)
Property operating expenses	**(69,587)**	**(19,419)**	**(89,006)**	**(69,587)**	**(19,419)**	**(89,006)**
Net property income	**121,704**	**32,377**	**154,081**	**121,704**	**32,377**	**154,081**
Interest income	64	155	219	4,012	963	4,975
Asset management fees	(11,868)	(3,080)	(14,948)	(11,868)	(3,080)	(14,948)
Trust expenses	(1,080)	(1,668)	(2,748)	(1,080)	(1,668)	(2,748)
Administrative expenses	**(12,948)**	**(4,748)**	**(17,696)**	**(12,948)**	**(4,748)**	**(17,696)**
Net income before finance costs	**108,820**	**27,784**	**136,604**	**112,768**	**28,592**	**141,360**
Finance costs	(17,931)	(6,060)	(23,991)	(17,931)	(6,060)	(23,991)
Net income	**90,889**	**21,724**	**112,613**	**94,837**	**22,532**	**117,369**
Share of profit of associate	3,398	1,002	4,400	-	-	-
Net appreciation on revaluation of investment properties	274,981	18,303	293,284	274,981	18,303	293,284
***Total return for the period* before taxation**	**369,268**	**41,029**	**410,297**	**369,818**	**40,835**	**410,653**
Taxation	NA	NA	-	NA	NA	-
Total return for the period	**369,268**	**41,029**	**410,297**	**369,818**	**40,835**	**410,653**

1(a)(iv) Distribution statement – breakdown for FY 2005

	Trust and its associate			Trust		
	1 Jan 05 – 30 Oct 05[1] S$'000	31 Oct 05 - 31 Dec 05 S$'000	FY 2005 S$'000	1 Jan 05 – 30 Oct 05[1] S$'000	31 Oct 05 - 31 Dec 05 S$'000	FY 2005 S$'000
Net income before tax	**90,889**	**21,724**	**112,613**	**94,837**	**22,532**	**117,369**
Net effect of non-tax deductible items	6,123	3,290	9,413	6,123	3,290	9,413
Interest income from associate	3,948	808	4,756	-	-	-
Taxable income available for distribution to unitholders	**100,960**	**25,822**	**126,782**	**100,960**	**25,822**	**126,782**
Distribution per unit	**8.36¢**	**1.87¢** [2]		**8.36¢**	**1.87¢** [2]	

Footnotes:
1. Distributions to unitholders were paid in May 2005, August 2005 and November 2005.
2. Please refer to para 6 for basis of computation.

1(b)(i) **Balance sheet**

As at 31 Dec 2005 vs 31 Dec 2004

	Trust and its associate			Trust		
	31 Dec 2005 S$'000	31 Dec 2004 S$'000	% Change	31 Dec 2005 S$'000	31 Dec 2004 S$'000	% Change
Non-current assets						
Plant & equipment	547	389	40.6	547	389	40.6
Investment properties [1,2]	3,365,000	2,234,950	50.6	3,365,000	2,234,950	50.6
Interest in an associate [3]	64,928	69,825	(7.0)	58,000	58,000	-
Total non-current assets	**3,430,475**	**2,305,164**	**48.8**	**3,423,547**	**2,293,339**	**49.3**
Current assets						
Trade & other receivables [4]	13,942	9,311	49.7	13,942	9,311	49.7
Cash & cash equivalents [5]	39,147	47,191	(17.0)	39,147	47,191	(17.0)
Total current assets	**53,089**	**56,502**	**(6.0)**	**53,089**	**56,502**	**(6.0)**
Less						
Current liabilities						
Trade & other payables [6]	77,752	52,563	47.9	77,752	52,563	47.9
Provisions for taxation	367	367	-	367	367	-
Total current liabilities	**78,119**	**52,930**	**47.6**	**78,119**	**52,930**	**47.6**
Net current (liabilities) / assets	**(25,030)**	**3,572**	**NM**	**(25,030)**	**3,572**	**NM**
Less						
Non-current liabilities						
Interest bearing loan [7]	1,089,232	660,000	65.0	1,089,232	660,000	65.0
Other non-current liabilities	32,308	26,258	23.0	32,308	26,258	23.0
Total non-current liabilities	**1,121,540**	**686,258**	**63.4**	**1,121,540**	**686,258**	**63.4**
Net assets	**2,283,905**	**1,622,478**	**40.8**	**2,276,977**	**1,610,653**	**41.4**
Unitholders' funds [8]	**2,283,905**	**1,622,478**	**40.8**	**2,276,977**	**1,610,653**	**41.4**
NM – not meaningful						

Footnotes:

1. *The increase was mainly due to the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre and increase in property values based on independent valuations performed on 21 July 2005 and 1 December 2005.*
2. *Investment properties were stated at valuation performed by an independent professional valuer as at the end of the year.*
3. *The decrease was due to the revaluation loss on interest rate swaps on bonds issued by associate.*
4. *The increase was mainly due to the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.*

5. *The decrease was mainly due to the cash available for distribution to Unitholders. As at 31 December 2005, the cash available for distribution was for the period from 31 October 2005 to 31 December 2005 whereas as at 31 December 2004, the cash available for distribution was for the period from 2 August 2004 to 31 December 2004.*
6. *The increase is mainly due to reclassification of items from non-current to current.*
7. *The increase was due to additional borrowings of S$433 million taken to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre. This increase was partially offsetted by the fees and costs of S$3.8 million (incurred in debt raising exercise) which is amortised over the tenor of the secured loan of seven years.*
8. *The increase was mainly due to new units issued to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre and the revaluation surplus from the increase in property values based on independent valuations performed on 21 July 2005 and 1 December 2005.*

1(b)(ii) **Aggregate amount of borrowings and debt securities**

	Trust and its associate and Trust	
	31 Dec 2005[1]	31 Dec 2004
	S$'000	S$'000
Secured borrowings		
Amount repayable after one year	1,093,000	660,000
Less: Fees and costs in relation to debt raising exercise amortised over the tenor of secured loan	(3,768)	-
	1,089,232	**660,000**

Footnote:

1. *The increase was due to additional borrowings of S$433 million in the form of a secured seven-year term facility to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.*

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties;

(iii) an assignment of the insurance policies relating to the properties;

(iv) an assignment of the agreements relating to the management of the properties; and

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties.

1(c) Cash flows statement (4Q 2005 vs 4Q 2004)

	Trust and its associate	
	4Q 2005[1] S$'000	4Q 2004[1] S$'000
Operating activities		
Net income	31,011	25,221
Adjustments for:		
Interest income	(163)	-
Finance costs	8,790	6,399
Write-off of assets	914	2
Allowance for doubtful receivables	-	(167)
Depreciation and amortization	191	(86)
Asset management fee paid/payable in units	1,904	1,865
Operating income before working capital changes	42,647	33,234
Changes in working capital:		
Trade and other receivables	(1,725)	1,277
Trade and other payables	(3,011)	5,249
Security deposits	(189)	1,667
Cash generated from operating activities	**37,722**	**41,427**
Investing activities		
Interest received	156	-
Net cash outflow on purchase of investment properties	(658,644)	(17,445)
Capital expenditure on investment properties	(7,828)	(3,937)
Purchase of plant and equipment	(215)	(26)
Cash flows from investing activities	**(666,531)**	**(21,408)**
Financing activities		
Proceeds from issue of new units	406,895	-
Payment of issue and financing expenses	(11,928)	(955)
Proceeds from interest-bearing loans and borrowings	433,000	-
Repayment of short-term borrowings	(129,800)	-
Distribution to unitholders	(40,751)	-
Interest paid	(4,988)	(6,712)
Cash flows from financing activities	**652,428**	**(7,667)**
Increase in cash and cash equivalent	**23,619**	**12,352**
Cash and cash equivalent at beginning of period	**15,528**	**34,839**
Cash and cash equivalent at end of period	**39,147**	**47,191**

Footnote:

1. *Bugis Junction and Jurong Entertainment Centre were acquired on 31 October 2005. Plaza Singapura was acquired on 2 August 2004.*

Cash flows statement (FY 2005 vs FY 2004)

	Trust and its associate	
	FY 2005[1] S$'000	FY 2004[1] S$'000
Operating activities		
Net income	112,613	84,552
Adjustments for:		
Interest income	(219)	(26)
Finance costs	23,991	16,675
Write-off of assets	1,559	635
Allowance for doubtful receivables	11	1
Depreciation and amortization	540	399
Asset management fee paid/payable in units	7,007	5,735
Operating income before working capital changes	145,502	107,971
Changes in working capital:		
Trade and other receivables	(3,954)	(3,390)
Trade and other payables	8,291	9,116
Security deposits	2,661	3,188
Cash generated from operating activities	**152,500**	**116,885**
Investing activities		
Interest received	4,969	2,596
Payment of upfront land premium on investment property	-	(55,703)
Net cash outflow on purchase of investment properties	(786,066)	(491,406)
Capital expenditure on investment properties	(37,344)	(38,592)
Purchase of plant and equipment	(312)	(264)
Cash flows from investing activities	**(818,753)**	**(583,369)**
Financing activities		
Proceeds from issue of new units	406,895	238,140
Payment of issue and financing expenses	(11,168)	(6,925)
Proceeds from interest bearing borrowings	573,000	335,000
Repayment of short-term borrowings	(140,000)	-
Distribution to unitholders	(149,711)	(87,070)
Interest paid	(20,807)	(14,873)
Cash flows from financing activities	**658,209**	**464,272**
Decrease in cash and cash equivalent	**(8,044)**	**(2,212)**
Cash and cash equivalent at beginning of year	**47,191**	**49,403**
Cash and cash equivalent at end of year	**39,147**	**47,191**

Footnote:

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and16 August 2005 (4.3%). Bugis Junction and Jurong Entertainment Centre were acquired on 31 October 2005.*
   Plaza Singapura was acquired on 2 August 2004.

1(d)(i) Statement of changes in unit holders' funds (4Q 2005 vs 4Q 2004)

As at 31 Dec 2005 vs 31 Dec 2004

	Trust and its associate		Trust	
	4Q 2005[1] S$'000	4Q 2004[1] S$'000	4Q 2005[1] S$'000	4Q 2004[1] S$'000
Balance as at beginning of period	**1,875,832**	**1,422,110**	**1,868,781**	**1,422,246**
Operations				
Net income	31,011	25,221	32,210	26,420
Share of profit of associate	1,339	13,160	-	-
Net appreciation on revaluation of investment properties	18,303	159,669	18,303	159,669
Net increase in net assets resulting from operations	**50,653**	**198,050**	**50,513**	**186,089**
Hedging reserve	**(263)**	**-**	**-**	**-**
Unitholders' transactions				
Creation of units				
- proceeds from placement [2]	406,895	-	406,895	-
- fair value of management fee paid in units	(20)	279	(20)	279
Units to be issued as satisfaction of the portion of asset management fees payable in units	1,925	1,250	1,925	1,250
Issue expenses [3]	(10,366)	789	(10,366)	789
Distribution to unitholders[4]	(40,751)	-	(40,751)	-
Net increase in net assets resulting from unitholders' transactions	**357,683**	**2,318**	**357,683**	**2,318**
Balance as at end of period	**2,283,905**	**1,622,478**	**2,276,977**	**1,610,653**

Footnotes:

1. *Bugis Junction and Jurong Entertainment Centre were acquired on 31 October 2005.*
2. *173.4 million new units were issued via an equity raising exercise on 31 October 2005 to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.*
3. *This comprised mainly the underwriting and selling commissions and other issue /circular expenses relating to the equity raising exercise to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre on 31 October 2005. For 4Q 2004, this related to the reversal of accrual of issue/circular expenses which were no longer required.*
4. *For 4Q 2005, refers to distribution for the period 1 July to 30 October 2005 paid in November 2005.*

Statement of changes in unit holders' funds (FY 2005 vs FY 2004)

As at 31 Dec 2005 vs 31 Dec 2004

	Trust and its associate		Trust	
	FY 2005[1] S$'000	FY 2004[1] S$'000	FY 2005[1] S$'000	FY 2004[1] S$'000
Balance as at beginning of period, as previously reported	**1,622,478**	**972,443**	**1,610,653**	**972,443**
Effects of adopting FRS 39	(2,052)	-	-	-
Balance as at beginning of period, restated	**1,620,426**	**972,443**	**1,610,653**	**972,443**
Operations				
Net income	112,613	84,552	117,369	89,516
Share of profit of associate	4,400	16,789	-	-
Net appreciation on revaluation of investment properties	293,284	159,669	293,284	159,669
Net increase in net assets resulting from operations	**410,297**	**261,010**	**410,653**	**249,185**
Hedging reserve	**(2,489)**	-	-	-
Unitholders' transactions				
Creation of units				
- proceeds from placement [2]	406,895	238,140	406,895	238,140
- consideration paid in units [3]	-	238,140	-	238,140
- management fee paid in units	6,928	4,888	6,928	4,888
Units to be issued as satisfaction of the portion of asset management fees payable in units	1,925	-	1,925	-
Issue expenses [4]	(10,366)	(5,073)	(10,366)	(5,073)
Distribution to unitholders [5]	(149,711)	(87,070)	(149,711)	(87,070)
Net (decrease)/increase in net assets resulting from unitholders' transactions	**255,671**	**389,025**	**255,671**	**389,025**
Balance as at end of period	**2,283,905**	**1,622,478**	**2,276,977**	**1,610,653**

Footnotes:

1. *For FY 2005, Sembawang Shopping Centre was acquired on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and 16 August 2005 (4.3%). Bugis Junction and Jurong Entertainment Centre were acquired on 31 October 2005.*
   For FY 2004, Plaza Singapura was acquired on 2 August 2004.
2. *For FY 2005, 173.4 million new units were issued via an equity raising exercise on 31 October 2005 to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.*
   For FY 2004, 147.0 million new units were issued via an equity raising exercise on 2 August 2004 to part finance the acquisition of Plaza Singapura.
3. *For FY 2004, 147.0 million new units were issued on 2 August 2004 as consideration to part finance the acquisition of Plaza Singapura.*
4. *For FY 2005, this comprised mainly underwriting and selling commissions and other issue/circular expenses relating to the equity raising exercise to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre on 31 October 2005.*

For FY 2004, this comprised mainly the underwriting and selling commissions and other issue/circular expenses relating to the equity raising exercise for the acquisition of Plaza Singapura on 2 August 2004.

5. *For FY 2005, this comprised distribution income for the period 2 August 2004 to 1 December 2004 paid in February 2005, distribution income for the period 1 January 2005 to 31 March 2005 paid in May 2005, distribution income for the period 1 April 2005 to 30 June 2005 paid in August 2005, distribution income for the period 1 July 2005 to 30 October 2005 paid in November 2005.*
   For FY 2004, this comprised distribution income for the period 26 June 2003 to 31 December 2003 paid in February 2004 and the distribution income for the period 1 January 2004 to 1 August 2004 paid in August 2004.

1(d)(ii) Details of any change in the issued and issuable units (4Q 2005 vs 4Q 2004)

	Trust	
	4Q 2005 Units	4Q 2004 Units
Balance as at beginning of period	**1,205,630,866**	**1,202,284,684**
New units issued :		
- As payment of asset management fees [1]	667,601	915,325
- For acquisition of Bugis Junction and various properties [2]	173,400,000	-
Issued units as at end of period	**1,379,698,467**	**1,203,200,009**
New units to be issued		
- As payment of asset management fees [3]	743,379	-
Total issued and issuable units as at end of period	**1,380,441,846**	**1,203,200,009**

Footnotes:

1. *These were the performance component of the asset management fees for 3Q 2005 and 3Q 2004 which were issued in November 2005 and November 2004 respectively.*
   The unit on average had been trading above the S$2.00 mark for the current quarter. Under the Trust Deed, once the trading price rose above S$2.00, the units for the performance component of the asset management fees would be issued at a 25% discount. This resulted in the lower number of units compared to 4Q 2004.
2. *New units issued to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre on 31 October 2005.*
3. *This is the performance component of the asset management fees for 4Q 2005 to be issued in February 2006.*

1(d)(ii) Details of any change in the issued and issuable units (FY 2005 vs FY 2004)

	Trust	
	FY 2005 Units	FY 2004 Units
Balance as at beginning of year	**1,203,200,009**	**906,063,427**
Issue of new units :		
- As payment of asset management fees	3,098,458	3,136,582
- For acquisition of Bugis Junction and various properties [1]	173,400,000	-
- For acquisition of Plaza Singapura [2]	-	294,000,000
Issued units as at end of period	**1,379,698,467**	**1,203,200,009**
New units to be issued		
- As payment of asset management fees [3]	743,379	-
Total issued and issuable units as at end of year	**1,380,441,846**	**1,203,200,009**

Footnotes:

1. *New units issued to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre on 31 October 2005.*
2. *New units issued to part finance the acquisition of Plaza Singapura on 2 August 2004, of which 147 million were issued for cash and 147 million were issued as partial consideration.*
3. *This is the performance component of the asset management fees for 4Q 2005 which will be issued in February 2006.*

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

Except as disclosed in Paragraph 5, the trust and its associate has applied the same accounting policies and methods of computation applied in the preparation of the financial statements for the current reporting period compared with the audited financial statements for the period ended 31 December 2004.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

In 2005, the Trust and its associate adopted several new / revised Financial Reporting Standards ("FRS") which are relevant to its operations. The impact of the revised / new FRS which affect the Trust and its associate for the financial year ended 31 December 2005 is as follows:-

FRS 28 (Revised) *Investment in Associates*

On adoption of the abovementioned FRS, the results and financial position of the Trust and its associate are presented in this announcement in addition to those of the Trust.

FRS 39 *Financial Instruments: Recognition and Measurement*

Effect of adoption of FRS 39 is shown in paragraph 1(d)(i). The effect on FY2005 result is not significant.

6 **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (4Q 2005 vs 4Q 2004)**

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.
In computing the DPU, the number of units as at the end of each period is used.

	Trust and its associate			
	4Q 2005	1 Jan 05 – 30 Oct 05	31 Oct 05 - 31 Dec 05	FY 2005
Weighted average number of units in issue	1,322,916,347	1,204,736,233	1,379,667,386	1,234,450,566
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	2.45¢	7.83¢	1.65¢	9.48¢
Based on fully diluted basis	2.45¢	7.83¢	1.65¢	9.48¢
Number of units in issue at end of period	1,379,698,467	1,205,630,866	1,379,698,467	1,379,698,467
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	2.70¢	8.36¢	1.87¢	10.23¢

	Trust			
	4Q 2005	1 Jan 05 – 30 Oct 05	31 Oct 05 - 31 Dec 05	FY 2005
Weighted average number of units in issue	1,322,916,347	1,204,736,233	1,379,667,386	1,234,450,566
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	2.43¢	7.87¢	1.63¢	9.50¢
Based on fully diluted basis	2.43¢	7.87¢	1.63¢	9.50¢
Number of units in issue at end of period	1,379,698,467	1,205,630,866	1,379,698,467	1,379,698,467
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	2.70¢	8.36¢	1.87¢	10.23¢

Footnote:
1. EPU is calculated based on net income after tax.

	Trust and its associate			
	4Q 2004	1 Jan 04 – 1 Aug 04	2 Aug 04 - 31 Dec04	FY 2004
Weighted average number of units in issue	1,202,871,686	906,996,344	1,200,695,835	1,028,969,903
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	3.19¢	5.08¢	4.60¢	9.85¢
Based on fully diluted basis	3.19¢	5.08¢	4.60¢	9.85¢
Number of units in issue at end of period	1,203,200,009	907,530,087	1,203,200,009	NM
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	2.50¢	5.41¢	4.07¢	9.48¢

	Trust			
	4Q 2004	1 Jan 04 – 1 Aug 04	2 Aug 04 - 31 Dec04	FY 2004
Weighted average number of units in issue	1,202,871,686	906,996,344	1,200,695,835	1,028,969,903
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	2.20¢	5.09¢	3.61¢	8.70¢
Based on fully diluted basis	2.20¢	5.09¢	3.61¢	8.70¢
Number of units in issue at end of period	1,203,200,009	907,530,087	1,203,200,009	NM
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	2.50¢	5.41¢	4.07¢	9.48¢

Footnote:
1. EPU is calculated based on net income after tax.

7 Net asset value ("NAV") backing per unit based on issued and issuable units at the end of the period

	Trust and its associate	
	31 Dec 05	31 Dec 04
NAV per unit	$1.66	$1.35
Adjusted NAV per unit (excluding the distributable income)	$1.64	$1.31

	Trust	
	31 Dec 05	31 Dec 04
NAV per unit	$1.65	$1.34
Adjusted NAV per unit (excluding the distributable income)	$1.63	$1.30

8 Review of the performance

	Trust and its associate				
	4Q 2005 S$'000	4Q 2004 S$'000	3Q 2005 S$'000	FY 2005 S$'000	FY 2004 S$'000
Income statement					
Gross revenue	**71,119**	**54,811**	**59,365**	**243,087**	**177,239**
Property operating expenses	(26,257)	(19,360)	(21,926)	(89,006)	(63,029)
Net property income	**44,862**	**35,451**	**37,439**	**154,081**	**114,210**
Interest income	163	-	15	219	26
Administrative expenses	(5,984)	(3,830)	(4,118)	(17,696)	(13,008)
Finance costs	(8,030)	(6,400)	(5,869)	(23,991)	(16,676)
Net income	**31,011**	**25,221**	**27,467**	**112,613**	**84,552**

	Trust and its associate				
	4Q 2005 S$'000	4Q 2004 S$'000	3Q 2005 S$'000	FY 2005 S$'000	FY 2004 S$'000
Distribution statement					
Net income	31,011	25,221	27,467	112,613	84,552
Net effect of non-tax deductible items	3,644	3,577	2,104	9,413	8,589
Interest income from associate	1,199	1,199	1,199	4,756	4,964
Taxable income available for distribution to unitholders	**35,854**	**29,997**	**30,770**	**126,782**	**98,105**
Distribution per unit (in cents)					
For the period	2.70	2.50	2.55	10.23	9.48
Annualised	10.74	9.95	10.12	10.23	9.48

Net income for Trust and its associate are below the net income for Trust due mainly to the elimination of interest income from its associate.

4Q 2005 vs 4Q 2004

Gross revenue for 4Q 2005 was S$71.1 million, an increase of S$16.3 million or 29.8% over 4Q 2004. This was mainly due to revenue of S$12.6 million from the four newly acquired malls, namely Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre. The existing five malls accounted for another S$3.7 million increase in revenue mainly due to new and renewal leases as well as higher revenue from Junction 8 as some of its newly created retail spaces were only completed in December 2004.

Property operating expenses for 4Q 2005 was S$26.3 million, an increase of S$6.9 million or 35.6% over 4Q 2004, S$4.6 million of which was attributed to the acquisitions of the four new malls while the remainder were due to increase in maintenance and other expenses for the other malls as well as write-offs of air condition systems for Junction 8 and lifts and chillers for Funan DigitaLife Mall.

Administrative expenses for 4Q 2005 was S$6.0 million, an increase of S$2.2 million or 56.2% over 4Q 2004. This was mainly due to increase in asset management fees as a result of higher revenue generated and higher property values under management as well as professional and other fees related to the debt raising exercise to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.

Finance costs of S$8.0 million was S$1.6 million or 25.5% higher than the same quarter last year. This was mainly attributed to the interest expense of S$2.3 million relating to the S$433 million loan to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre. The higher interest expense was partially offsetted by a decrease in expenses related to the debt raising exercise as such expenses were amortised over the tenor of the debt raised this year.

4Q 2005 vs 3Q 2005

Gross revenue for 4Q 2005 was S$71.1 million compared with S$59.4 million for 3Q 2005, an increase of S$11.7 million or 19.8%. Bugis Junction and Jurong Entertainment Centre which were acquired on 31 October 2005 accounted for S$10.0 million of the increase.

Property operating expenses was S$26.3 million compared with S$21.9 million for 3Q 2005, an increase of S$4.3 million or 19.7%. The 2 newly acquired malls accounted for S$3.7 million.

Administrative costs was S$6.0 million for 4Q 2005 compared with S$4.1 million for 3Q 2005, an increase of S$1.9 million or 45.3%. This was due mainly to the increase in asset management fees as a result of higher rental revenue from the new acquisitions and increased property values as well as professional and other fees related to the debt raising exercise to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.

Finance costs was S$8.0 million, an increase of S$2.2 million or 36.8% over 3Q 2005 due mainly to the interest expense incurred on the secured loan of S$433 million taken to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.

FY 2005 vs FY 2004

Gross revenue for FY2005 was S$243.1 million, an increase of S$65.8 million or 37.2% over FY 2004. New acquisitions, namely Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre contributed S$15.4 million of the increase. 2005's gross revenue for Plaza Singapura was S$61.5 million compared with five months' revenue (commencing from 2 August 2004) of S$23.9 million for 2004, an increase of $37.6 million. Rental for newly created retail spaces at Junction 8 (some of which were only completed in December 2004) and increased rental for the new and existing leases for other malls accounted for another increase of S$12.8 million.

Property operating expenses for 2005 was S$89.0 million, an increase of S$26.0 million or 41.2% over last year. Expenses for the new acquisitions accounted for S$5.6 million. Full year property operating expenses for Plaza Singapura was S$17.7 million against 5 months' expenses of S$6.3 million in 2004, or an increase of S$11.4 million. Assets written off for Junction 8 and Funan DigitaLife Mall accounted for S$0.9 million. Higher expenses were also due to non-recurring maintenance expenses incurred for Junction 8 and IMM Building and higher property taxes as a result of higher revenue.

Administrative expenses was S$17.7 million for FY2005, an increase of S$4.7 million or 36.0% over that for FY 2004 due mainly to higher asset management fees arising from higher rental revenue from new acquisitions and increased property values. Professional and other fees related to the debt raising exercise to part finance / refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre also contributed to the higher administrative expenses for FY2005.

Finance costs was S$24.0 million for FY 2005 against S$16.7 million for FY 2004, an increase of S$7.3 million or 43.9%. Full year interest expense incurred on the S$335 million loan drawn down on 2 August 2004 to part finance the acquisition of Plaza Singapura and refinance the payment of the upfront land premium of IMM Building was S$9.4 million compared with S$3.9 million incurred for five months last year, an increase of S$5.5 million. Interest incurred on the S$433 million taken on 31 October 2005 to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre was S$2.3 million. The higher interest expense was partially by a decrease in expense related to the debt raising exercise as such expense was amortised over the tenor of the debt raised this year.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

Below mentioned only relates to review of the results for the Trust.

9(i) Income statement (Actual vs Forecast)

	Actual 31 Oct 05 – 31 Dec 05 S$'000	Forecast [1] 31 Oct 05 – 31 Dec 05 S$'000	% Change
Gross rental income	47,410	46,306	2.4
Car park income	1,467	1,297	13.1
Other income	2,919	1,741	67.7
Gross revenue	**51,796**	**49,344**	5.0
Property management fees	(1,892)	(1,842)	2.7
Property tax	(5,138)	(4,330)	18.7
Other property operating expenses	(12,389)	(10,872)	14.0
Property operating expenses	**(19,419)**	**(17,044)**	13.9
Net property income	**32,377**	**32,300**	0.2
Interest income	963	808	19.2
Asset management fees	(3,080)	(2,819)	9.3
Trust expenses	(1,668)	(657)	153.9
Administrative expenses	**(4,748)**	**(3,476)**	36.6
Net income before finance costs	**28,592**	**29,632**	(3.5)
Finance costs	(6,060)	(5,931)	2.2
Net income	**22,532**	**23,701**	(4.9)

Footnote:

1. *The forecast is based on the forecast shown in CMT Circular dated 18 October 2005 (adjusted to include actual for 31 October 2005).*

9(ii) **Distribution statement (Actual vs Forecast)**

	Actual 31 Oct 05 – 31 Dec 2005 S$'000	Forecast [1] 31 Oct 05 – 31 Dec 2005 S$'000	% Change
Net income	22,532	23,701	(4.9)
Net effect of non-tax deductible items	3,290	1,541	113.5
Taxable income available for distribution to unitholders	**25,822**	**25,242**	**2.9**
Distribution per unit (in cents)			
For the period	1.87	1.82	2.9
Annualised	11.02	10.71	2.9

Footnote:
1. *The forecast is based on the forecast shown in CMT Circular dated 18 October 2005 (adjusted to include actual for 31 October 2005).*

9(iii) **Breakdown of gross revenue**

	Actual 31 Oct 05 – 31 Dec 2005 S$'000	Forecast [1] 31 Oct 05 – 31 Dec 2005 S$'000	% Change
Tampines Mall	8,871	8,671	2.3
Junction 8	7,205	6,737	6.9
Funan DigitaLife Mall	4,103	4,022	2.0
IMM Building	9,064	8,347	8.6
Plaza Singapura	10,890	10,417	4.5
Bugis Junction	8,632	8,371	3.1
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	3,031	2,779	9.1
Gross revenue	**51,796**	**49,344**	**5.0**

Footnote:
1. *The forecast is based on the forecast shown in CMT Circular dated 18 October 2005 (adjusted to include actual for 31 October 2005).*

9(iv) **Breakdown of net property income**	Actual 31 Oct 05 – 31 Dec 2005	Forecast [1] 31 Oct 05 – 31 Dec 2005	% Change
	S$'000	S$'000	
Tampines Mall	6,073	5,992	1.3
Junction 8	4,691	4,336	8.2
Funan DigitaLife Mall	1,843	2,409	(23.5)
IMM Building	4,984	4,909	1.5
Plaza Singapura	7,545	7,484	0.8
Bugis Junction	5,471	5,461	0.2
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	1,770	1,709	3.6
Net property income	**32,377**	**32,300**	**0.2**

Footnote:
1. *The forecast is based on the forecast shown in CMT Circular dated 18 October 2005 (adjusted to include actual for 31 October 2005).*

9(v) **Review of the performance**

Gross revenue for the period from 31 October 2005 to 31 December 2005 was S$51.8 million, an increase of S$2.5 million or 5.0% over the forecast for the same period. This was mainly due to higher revenue for IMM Building as a result of the rescheduling of asset enhancement initiatives which was originally forecasted to start from November 2005. All other malls achieved better than forecasted revenue by 2.0% to 9.1%.

Property operating expenses for the period was S$19.4 million, an increase of S$2.4 million or 13.9% compared with forecast for the same period. The main reasons for the increase were the assets written off for Junction 8 and Funan DigitaLife Mall and higher maintenance costs and property tax.

Administrative expenses for the period was S$4.7 million, an increase of S$1.3 million or 36.6% over forecast for the same period. This was mainly due to higher asset management fees as a result of higher revenue generated and higher property values under management as well as professional and other fees related to the debt raising exercise to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre also contributed to the increase.

Finance cost for the period was S$6.1 million, an increase of S$0.2 million over forecast for the same period. This was mainly due to the charge to the P&L for the amount of S$0.3 million being fees and costs relating to the debt raising exercise to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre. In the forecast, the amount was assumed to be amortised.

Funan DigitaLife Mall showed a decrease in Net Property Income of S$0.6 million or 23.5% compared with forecast mainly due to S$0.7 million written off for lifts and chillers replaced due to asset enhancement works.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The Singapore economy continued to record robust growth in 4Q 2005, advance estimates show that real GDP rose by 7.7% in the quarter compared to the same period in 2004. On a quarter-on-quarter seasonally adjusted annualised basis, real GDP grew by a vigorous 9.7%.

All major sectors, except construction, are expected to show expansion for 4Q 2005. The services producing industry which included retail sales and hotel and restaurants is estimated to have grown by 7.0% in the 4Q 2005.

Full year 2005 real GDP is forecasted at 5.7% with the projection for 2006 at between 3.0 to 5.0%. The outlook for retail property market is expected to be stable with moderate increases in rental rates.

Outlook for 2006

The manager of CMT is optimistic to deliver the projected distribution of 11.04 cents as stated in the CMT Circular dated 18 October 2005, barring any unforeseen circumstances.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	: Distribution for 31 October 2005 to 31 December 2005
Distribution type	: Income
Distribution rate	: 1.87 cents per unit
Par value of units	: Not meaningful
Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%.
Remarks	: NA

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? Yes.

Name of distribution	: Distribution for 2 August 2004 to 31 December 2004
Distribution type	: Income
Distribution rate	: 4.07 cents per unit
Par value of units	: Not meaningful
Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership or through a nominee) will receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. All other investors will receive their distributions after deduction of tax at the rate of 20%.
Remarks	: NA

11(c) Date payable : 28 February 2006

11(d) Book closure date : 7 February 2006

12 **If no distribution has been declared/recommended, a statement to that effect**

NA

13 **Segmental Results**

Total gross revenue

	Trust and its associate		
	Actual FY 2005 S$'000	Actual FY 2004 S$'000	% Change
Tampines Mall	50,496	48,203	4.8
Junction 8	40,367	33,484	20.6
Funan DigitaLife Mall	22,673	21,854	3.7
IMM Building	52,658	49,768	5.8
Plaza Singapura [1]	61,517	23,930	157.1
Bugis Junction [1]	8,632	-	NM
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre [1]	6,744	-	NM
Gross revenue	**243,087**	**177,239**	**37.2**

Footnote :

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and 16 August 2005 (4.3%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*
   Plaza Singapura was acquired on 2 August 2004.

Net property income

	Trust and its associate		
	FY 2005 S$'000	FY 2004 S$'000	% Change
Tampines Mall	34,888	34,045	2.5
Junction 8	26,451	21,263	24.4
Funan DigitaLife Mall	13,394	13,668	(2.0)
IMM Building	25,873	27,571	(6.2)
Plaza Singapura [1]	43,830	17,663	148.1
Bugis Junction [1]	5,471	-	NM
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre [1]	4,174	-	NM
Net property income	**154,081**	**114,210**	**34.9**

Footnote :

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and 16 August 2005 (4.3%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*
   Plaza Singapura was acquired on 2 August 2004.

Net Property Income ("NPI") for Funan DigitaLife Mall was lower than FY 2004 due mainly to S$0.7 million written off for lifts and chillers replaced due to asset enhancement works in FY 2005.

FY 2005 NPI for IMM Building was lower than FY 2004 due to non recurring maintenance costs incurred as a result of the rescheduling of the Asset Enhancement Initiatives.

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to para 8 on the review.

15 A breakdown of sales as follows:-

		Trust		
		FY 2005 S$'000	FY 2004 S$'000	% Change
15(a)	Gross revenue reported for first half year	112,603	75,285	49.6
15(b)	Net income after tax for first half year	56,493	39,115	44.4
15(c)	Gross revenue reported for second half year	130,484	101,954	28.0
15(d)	Net income after tax for second half year	60,876	50,401	20.8

16 A breakdown of the total annual distribution for the current full year and its previous full year as follows:-

	1 Jan 05 - 30 Oct 05 S$'000	31 Oct 05 - 31 Dec 05 S$'000	FY 2005 S$'000	1 Jan 04 - 1 Aug 04 S$'000	2 Aug 04 - 31 Dec 04 S$'000	FY 2004 S$'000
Annual distribution to unitholders	100,740	-[1]	100,740	49,097	48,971	98,068

Footnote:

1. Please refer to para 11(a).

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(Company registration no. 200106159R)
(as Manager of CapitaMall Trust)

Michelle Koh

Company Secretary

26 January 2006



News Release

26 January 2006
For Immediate Release

CMT Achieves 11%[1] Higher Fourth Quarter[2] 2005 Distribution

URA gives provisional permission to increase IMM's commercial gross floor area by approximately 188,000 square feet, asset enhancement commences

Target to grow asset size locally to S$5-S$6 billion in next three years

Singapore, 26 January 2006 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce a distributable income of S$25.8 million to unitholders of CMT ("Unitholders") for Fourth Quarter[2] 2005. This is an increase of S$0.58 million over the forecast distributable income[3] of S$25.2 million for Fourth Quarter[2] 2005. Distribution Per unit in CMT ("DPU") for Fourth Quarter[2] 2005 is 1.87 cents (11.02 cents on an annualised basis), which is 2.9% higher than the forecast DPU[3] of 1.82 cents for Fourth Quarter[2] 2005 (10.71 cents on an annualised basis). When compared against the Fourth Quarter[4] in 2004, the DPU registered an increase of 10.8% from 9.95 cents (on an annualised basis) to 11.02 cents (on an annualised basis). Given this Fourth Quarter[2] 2005 DPU, the annualised distribution yield of units in CMT ("Units") is 4.77%, based on the closing price of S$2.31 per Unit on 25 January 2006. The Books Closure Date is on 7 February 2006, and Unitholders can expect to receive their fourth quarterly distribution of 1.87 cents per unit on 28 February 2006.

CMT's gross revenue for Fourth Quarter[2] 2005 was S$51.8 million. This is an increase of S$2.5 million or 5.0% over the forecast gross revenue[3] for Fourth Quarter[2] 2005. Gross revenue at all malls across CMT's portfolio performed better than forecast[3] · CMT's net

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[1] Annualised Distribution per Unit for the period from 31 October 2005 to 31 December 2005 versus the annualised Distribution per Unit for the period from 1 October 2004 to 31 December 2004.
[2] For the period from 31 October 2005 to 31 December 2005.
[3] Based on the forecast and projection, together with the accompanying assumptions, in the CMT Circular dated 18 October 2005 (adjusted to include actual for 31 October 2005).
[4] For the period from 1 October 2004 to 31 December 2004.

property income for Fourth Quarter[2] 2005 also exceeded the forecast net property income[3] for Fourth Quarter[2] 2005 presenting an increase of S$77,000 or 0.2%. Rental renewal rates for 2005 registered robust growth of 12.6%[5] over preceding rental rates and 6.6%[4] over forecast rental rates[6].

CMT's DPU has grown by 63% since Initial Public Offering and yield accretive acquisitions, innovative asset enhancements and proactive leasing have each contributed 49%, 21% and 19% respectively to the DPU growth.

Mr Hsuan Owyang, Chairman of CMTML, said, "CMT has once again outperformed forecasts to deliver increased returns to Unitholders. For 2005, CMT's unit price appreciated 27%[7] and provided Unitholders with a total return of 33%[8]. We will continue to leverage on our multi-pronged strategy of yield accretive acquisitions, innovative asset enhancements and proactive leasing to drive growth going forward. With these established platforms in place and together with our conservative debt structure, we are well positioned and will continue to actively pursue yield accretive acquisitions to grow our asset size to S$5-S$6 billion in the next three years. On the back of the general positive economic sentiments, improving retail sales growth, coupled with our strong ability to continuously add value to our enlarged portfolio of quality assets, we are confident of delivering our 2006 forecast[3] DPU of 11.04 to Unitholders."

Mr Pua Seck Guan, CEO of CMTML, said, "2005 has been a significant year of achievement for CMT. With four acquisitions totaling approximately S$770.6 million, we have grown our asset size to S$3.4 billion and our market capitalisation to S$3.2 billion, further strengthening our position as the largest REIT by asset size and market capitalisation in Singapore. With the newly acquired assets, we have put in place a continuous growth pipeline for Unitholders. The major asset enhancement initiatives at IMM, Sembawang Shopping Centre and Jurong Entertainment Centre are expected to drive DPU growth for the next three years. We will continue to create value through proactively managing our assets so as to maximise returns to Unitholders, and at the same time, endeavour to provide shoppers with one of the best retail experience at our malls."

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[5] Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building and Plaza Singapura.

[6] Based on the forecast and projection, together with the accompany assumptions, in the CMT Circular dated 20 July 2004.

[7] Based on the CMT closing unit price of S$1.76 on 31 December 2004 and the closing unit price of S$2.24 on 30 December 2005.

[8] Based on total DPU of 10.23 cents for the financial year ended 31 December 2005, the closing unit price of S$1.76 on 31 December 2004 and the closing unit price of S$2.24 on 30 December 2005.

Summary of CMT Results

(31 October 2005 to 31 December 2005)

	Actual	Forecast[1]	Variance	
			Amount	%
Gross Revenue (S$'000)	51,796	49,344	2,452	5.0
Net Property Income (S$'000)	32,377	32,300	77	0.2
Distributable Income to Unitholders (S$'000)	25,822	25,242	580	2.9
Distribution Per Unit (cents)				
For the period 31 Oct to 31 Dec 2005	1.87¢	1.82¢	0.05¢	2.9%
Annualised	**11.02¢**	**10.71¢**	**0.31¢**	**2.9%**
Distribution Yield				
- S$2.24 per unit (closing as at 30 Dec 2005)	**4.92%**	**4.78%**	**0.14%**	**2.9%**
- S$2.31 per unit (closing as at 25 Jan 2006)	**4.77%**	**4.64%**	**0.13%**	**2.9%**

Provisional Permission Obtained Increases Commercial GFA ("GFA") at IMM Building ("IMM")

CMT has obtained provisional permission from the Urban Redevelopment Authority (URA) to increase the allowable commercial GFA at IMM from 26.8% to 40.0%, subject to the payment of a differential payment. The 13.2% increase translates to approximately 188,000 Square Feet ("sq ft") of additional commercial GFA at the mall.

Earlier, CMT had announced the proposed asset enhancement plan at IMM which involves the decantation of 53,700 sq ft of Net Lettable Area ("NLA") from the secondary corridor spaces at the mall, and to transfer the said NLA to a two-storey retail extension block which will be constructed on the existing open-air carpark space. At a capital expenditure of S$45.0 million, the project was expected to increase gross revenue by S$6.0 million per annum, net property income by S$4.8 million per annum and provide a return of investment of 11.0%. The proposed work, which was supposed to commence in 2005, was rescheduled as the Manager was in discussions with URA to optimise the initial asset plan.

The increase in IMM's allowable commercial GFA is expected to lift rental income by S$3.3 million while advertising and promotional income from events and push cart spaces will be up by S$2.8 million. The total incremental gross revenue from the revised asset

enhancement plan is expected to be S$12.1 million. With a higher capital expenditure of S$92.5 million, including the differential premium, the project is expected to increase net property income by S$9.3 million per annum and achieve a return on investment of 10.1%.

As part of the works, a speed ramp will be constructed to provide shoppers quick access to all five Levels of the carpark. The newly created carpark on Level 5 will replace the open-air carpark, ensuring the same number of carpark lots is maintained. In addition, an Electronic Carpark Guidance System will be installed so as to provide clear information on the availability of carpark lots on each level. The revised asset enhancement initiative at IMM is expected to commence by 3rd quarter 2006 and is targeted to be completed by 1st quarter 2008.

Strategic Initiative

We have started to pilot the **Point of Sales (POS) system** at Junction 8 and achieved over 90% subscription rate. The POS system will be progressively rolled out to all malls across the portfolio. The implementation of the POS system will allow us to capture tenants' sales more efficiently and effectively as we gradually move towards a new rental structure of either base rent plus a percentage of Gross Turnover ("GTO") or a percentage of GTO, whichever is higher. Deployment of the POS system will enable us to capture the revenue upside from GTO rent.

Malls Update and Future Plans

At **Funan DigitaLife Mall**, installation of new escalators from Basement 3 to Level 1 to enhance the accessibility of shoppers from the carpark to the mall was completed on schedule in August 2005. Vehicular and shoppers' traffic have also registered an increase of 5.6% and 20.2% respectively in 2005 versus 2004.

Asset enhancement work has started on the development of a two-storey annex which will add close to 8,000 sq ft of NLA to Funan DigitaLife Mall. Times the Bookshop will occupy the entire 1st level of the annex comprising approximately 4,700 sq ft or 60% of the newly created space. The remaining space on the second level of the annex will be leased to a restaurant operator. The adjoining annex which will be constructed at a capital expenditure of S$5.0 million, is expected to increase net property income by S$0.50 million per annum and provide a return on investment of 10.1%. The project is expected to be completed by

second quarter 2006. Funan DigitaLife Mall still has approximately 300,000 sq ft of unutilised GFA, which we will actively explore utilisation when the opportunity arises.

On Basement 1 at **Tampines Mall**, reconfiguration of the food kiosk area which increased the total number of food kiosks from 13 to 18 was completed in October 2005. The reconfiguration initiative, which incurred a capital expenditure of S$2.9 million, created additional net property income of S$0.31 million per annum and achieved a return on investment of 10.6%. All tenants had since commenced trading.

On Level 2 at **Jurong Entertainment Centre**, the amalgamation of two retail units to create a food court and open terrace was completed in December 2005. Kopitiam, a popular food court operator, has since commenced business at the mall. There are also further plans to fine-tune the tenancy mix at the mall to enhance the rental revenue contribution from Jurong Entertainment Centre.

At **Sembawang Shopping Centre**, the revised asset enhancement plan which incorporates an additional 45,267 sq ft of GFA from the decantation of the residential block has been developed. This follows the Outline Permission granted by the URA on 18 October 2005 to convert the said residential GFA from the residential block for retail usage. The decanted space from the residential block and part of the retail space on Level 4 will be transferred to create more prime retail space on three levels of an extension which will be built on an empty plot of land adjoining the mall. The decanted space on Level 4 will be converted to an Open Landscape Plaza which will feature a children's playground and an event space. The project is expected to incur a capital expenditure of S$38.9 million, and is expected to increase net property income by S$3.7 million per annum and achieve a return on investment of 9.5%. Construction of the extension block is expected to commence in 3rd quarter 2006 and Phase 1 is expected to be completed by 2nd quarter 2008.

About CapitaMall Trust

CMT is the first listed real estate investment trust ("REIT") in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1000 leases from local and international tenants. It currently has a portfolio of nine quality shopping malls in both the suburban and city areas – Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM

Building, Plaza Singapura, Hougang Plaza Units, Sembawang Shopping Centre, Jurong Entertainment Centre and Bugis Junction. With a market capitalisation of approximately S$3.2 billion as at 24 January 2005, it is currently Singapore's largest REIT.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CMT's website at www.capitamall.com for more details.

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

For enquiries, please contact :

Analyst Contact	**Media Contact**
Tong Ka-Pin	Julie Ong
DID : (65) 6826 5856	DID : (65) 6823 3541
Email : tong.ka-pin@capitaland.com.sg	Email : julie.ong@capitaland.com.sg

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Jan-2006 12:41:09
Announcement No.	00026

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "(1) Notice of books closure & distribution payment date; and (2) Asset Valuation"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued announcements on the above matters, as attached for information.
Attachments:	CMT_BooksClosureNotice_Final.pdf CMT_2005Valuations.pdf Total size = **254K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaMall Trust ("**CMT**") will be closed on **7 February 2006 at 5.00 p.m.** (the "**Books Closure Date**") to determine Unitholders' entitlements to CMT's distributable income of 1.87 cents per unit in CMT ("**Unit**") for the period from 31 October 2005 to 31 December 2005 (the "**Distribution**").

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Books Closure Date will be entitled to the Distribution to be paid on **28 February 2006**.

DECLARATION FOR SINGAPORE TAX PURPOSES

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross Distribution. The Distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross Distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form A**"). They will receive Form A from CMT's Unit Registrar, Lim Associates (Pte) Ltd, and will have to complete and return Form A to Lim Associates (Pte) Ltd. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form, CMT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross Distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (non-individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their Distribution net of 10% tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Lim Associates (Pte) Ltd and will have to complete and return Form A to Lim Associates (Pte) Ltd. CMT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross Distribution. Nominees who hold their Units for the benefit of qualifying foreign (non-individual) investors will receive a Distribution net of 10% tax. This is provided the nominees furnish certain particulars of the beneficiaries to the trustee and manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declaration by Depository Agents for Singapore Tax Purposes Form ("**Form B**") from Lim Associates (Pte) Ltd and will have to complete and return the Form to Lim Associates (Pte) Ltd. CMT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Distribution if the Form is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their Distribution net of 20% tax. These Unitholders do not need to return any forms.

Last Date and Time for Return of the Forms

Lim Associates (Pte) Ltd will despatch the relevant forms to Unitholders on or around 9 February 2006.

Unitholders must complete and return the applicable form to Lim Associates (Pte) Ltd's office by 16 February 2006 at 5.00 p.m. in order to receive a gross Distribution or a Distribution net of 10% tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The Distribution is considered as income for the year 2005. Beneficial owners of the Distribution, other than those who are exempt from tax on the Distribution or who are entitled to the reduced tax rate of 10%, are required to declare the gross Distribution as taxable income in their income tax return for the year of assessment 2006.

IMPORTANT DATES AND TIMES

Date / Deadline	**Event**
7 February 2006 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CMT
By 16 February 2006 at 5.00 p.m.	Unitholders must complete and return Form A or Form B, as applicable
28 February 2006	Payment of Distribution

For enquiries, please contact Ms Tong Ka-Pin at 6536 1188 or email: tong.ka-pin@capitaland.com.sg or visit our website at <www.capitamall.com>.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
26 January 2006

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (the manager of CMT) (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.


CapitaMall
Trust

ANNOUNCEMENT - ASSET VALUATION

The Board of Directors of CapitaMall Trust Management Limited, (as manager of CapitaMall Trust) (the "**Manager**") wishes to announce that the Manager has obtained new independent valuations as of 1 December 2005 of each of the nine properties currently owned by CapitaMall Trust, being Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Sembawang Shopping Centre, Hougang Plaza, Jurong Entertainment Centre and Bugis Junction (collectively, the "**Properties**").

The valuations as of 1 December 2005 of each of the Properties were conducted by CB Richard Ellis (Pte) Ltd and are as follows:

Property	Property Valuation (million)
Tampines Mall	S$633.0
Junction 8 Shopping Centre	S$473.0
Funan DigitaLife Mall	S$247.5
IMM Building	S$400.0
Plaza Singapura	S$803.0
Sembawang Shopping Centre	S$79.6
Hougang Plaza (various strata units)	S$44.3
Jurong Entertainment Centre	S$69.6
Bugis Junction	S$615.0
Total	**S$3,365.0**

As at 31 December 2005, the cumulative revaluation reserve surplus is S$485.8 million. This includes (i) a revaluation surplus of S$18.3 million, arising from the higher valuations of the Properties as of 1 December 2005 (as compared to their previous valuations and taking into account adjustments for additions in respect of the period from 22 July 2005 to 1 December 2005) and (ii) a revaluation surplus of S$275.0 million, arising from a higher aggregate valuation of Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, IMM Building and Plaza Singapura as at 21 July 2005 (as compared to the previous aggregate valuation as at 1 December 2004 and taking into account adjustments for additions in respect of the period from 1 January 2005 to 21 July 2005).

Copies of the valuation reports of the Properties, each dated 1 December 2005, are available for inspection at the Manager's registered office at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911 during normal business hours for three months from the date of this Announcement.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
(as manager of CapitaMall Trust)

Michelle Koh
Company Secretary
Singapore
26 January 2006

Important Notice

The value of units in CapitaMall Trust ("**Units**") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that holders of Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

82-4507


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CHANGE OF INTEREST IN SHANGHAI XIN WEI PROPERTY DEVELOPMENT CO., LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect effective interest in Shanghai Xin Wei Property Development Co., Ltd ("Xin Wei"), the developer of Somerset Xu Hui serviced residence ("Somerset Xu Hui") and clubhouse (the "Clubhouse"), both located at Xu Hui District, Shanghai, the People's Republic of China ("PRC"), has reduced from 84.6% to 67.9%.

The change in interest took place when Hua Sheng Holdings Pte Ltd ("Hua Sheng"), an indirect wholly-owned subsidiary of CapitaLand disposed of its entire equity stake of 52% in Xin Wei to Glenwood Properties Pte Ltd ("Glenwood") for a consideration of US$1 (equivalent to S$1.63) following the approval obtained from Shanghai Foreign Investment Committee of PRC. In addition, Hua Sheng has also disposed of its entire 60% contractual rights and obligations in the Clubhouse to Glenwood for a consideration of US$1 million (equivalent to S$1.63 million) ("Sale Consideration").

Xin Wei was jointly owned by Hua Sheng (52%), Glenwood (40%), an indirect wholly-owned subsidiary of The Ascott Group Limited ("Ascott"), and Hua Xin Residences Pte Ltd (8%) ("Hua Xin"), a wholly-owned subsidiary of Ascott. CapitaLand has 67.9% indirect interest in Ascott.

Hua Sheng and Glenwood owned 60% and 40% respectively in the contractual rights and obligations in the Clubhouse. Hua Sheng's 52% equity interest in Xin Wei did not carry any contractual rights and obligations in Somerset Xu Hui and the Clubhouse.

The Sale Consideration which was determined based on the Clubhouse's net book value of RMB8.27 million (equivalent to S$1.63 million) was arrived at on a willing-buyer willing-seller basis and was satisfied in cash.

The above is not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
27 January 2006